FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A 2015 annual report of Huaneng Power International, Inc. (the Registrant”) filed by the Registrant with the Hong Stock Exchange.

The Objectives of the Company

As a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise internationally.

Contents
Overview

2	Company Profile
5	Major Corporate Events in 2015
7	Financial Highlights
9	Letter to Shareholders
12	Management’s Discussion and Analysis
36	Corporate Governance Report
52	Social Responsibility Report
59	Investor Relations
63	Report of the Board of Directors
85	Report of the Supervisory Committee
89	Profiles of Directors, Supervisors and Senior Management
96	Corporate Information
98	Glossary

Financial statements prepared in accordance with International Financial Reporting Standards

99	Independent Auditor’s Report
101	Consolidated Statement of Comprehensive Income
103	Consolidated Statement of Financial Position
106	Consolidated Statement of Changes in Equity
108	Consolidated Statement of Cash Flows
111	Notes to the Financial Statements

Financial statements reconciliation between PRC GAAP and IFRS

228	Financial statements reconciliation between PRC GAAP and IFRS

COMPANY PROFILE

Huaneng Power International, Inc. (“the Company”, “Huaneng Power” or “Huaneng International”) and its subsidiaries are mainly engaged in developing, constructing, operating and managing large-scale power plants throughout China. As at 31 December 2015, the Company is one of China’s largest listed power producers with controlling generation capacity of 82,331 MW and equity-based generation capacity of 74,399 MW, and its domestic power plants are located in 22 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power company in Singapore.

The Company was incorporated on 30 June 1994. It completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”) in October 1994, which were listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 American Depository Shares (“ADS”). In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) in the People’s Republic of China (“China”, “PRC”), of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. In November 2015, the Company completed the non-public issuance of 780,000,000 H Shares. Currently, the total share capital of the Company amounts to approximately 15.2 billion shares.

The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. As a power generation enterprise, the Company has been insisting on innovations in technologies, structure, and management since its incorporation; and on aspects regarding the advancement in power technologies and construction and management of power plant. The Company has been the pioneer and has created various milestones within the domestic power industry, which facilitated the great-leap development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also significantly contributed to the improvement of technical and management standards of the domestic power generation enterprises. The Company was the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. We completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities and the 660 MW efficient ultra-supercritical coal-fired generating unit with the highest parameter in China. We completed the construction of the first high-efficiency ultra-supercritical and double reheat ultra-supercritical coal-fired generating unit with the highest parameter in China. We developed the technology for synergistic treatment of fuel gas of coal-fired power plants, which was successfully applied in various environmental protection renovation and newly-constructed projects. The Company was the first power company in China to get listed in New York, Hong Kong and Shanghai. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry. The Company constantly optimizes the power structure and regional distribution, optimizes the development of thermal power, and vigorously promotes the development of efficient wind power projects, develops steam turbine generators in an orderly manner and invests in hydropower and nuclear power projects.

Throughout the years, with efforts in seeking expansion and operating our business in a prudent manner, the Company has expanded gradually with steady growth in competitive strengths. The success of the Company is attributable to its various advantages, including advantages in scale and equipment, advantages in strategic layout of power plants, strong support from major shareholders, sound corporate governance structure, advantages in market reputation, extensive experience in the capital markets, advantages in overseas development, staff with high calibre and professional management.

The objectives of the Company are: as a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise in the international market.

Huaneng International Power Development Corporation (“HIPDC”), the Company’s parent company and controlling shareholder, was incorporated as a Sino-foreign joint stock company in 1985.

Distribution of Power Plants of the Company

The controlled power generation capacity of the Company as at 22 March 2016 is 82,331 MW, distributed in areas as depicted in the chart (Unit: MW)

MAJOR CORPORATE EVENTS IN 2015

January

‧	The Company announced that its total power generation within China for 2014 recorded a decrease of 7.27% year-on-year.

February

‧	The Company was named as one of the “Top 100 Listed Companies Most Respected by Investors”, an honor granted by China Association for Public Companies.

March

‧
The Company announced its operating results for 2014. According to the PRC GAAPs, the net profit attributable to shareholders of the Company was RMB10,546 million, representing an increase of 0.24% over the previous year.

‧	The Company held investor and press conferences within and outside China for its results for 2014.

‧
The Company subscribed for the newly increased registered capital of Huaneng Tiancheng Financial Leasing Co., Ltd. at a consideration of RMB567 million. Upon completion of the transaction, the shareholding interest of the Company in Tiancheng Leasing Company shall be 20%.

April

‧	The Company announced that its total power generation within China for the first quarter of 2015 recorded an increase of 6.81% year-on-year.

‧
The Company announced its results for the first quarter of 2015. According to the PRC GAAPs, the net profit attributable to shareholders of the Company was RMB5,034 million, representing an increase of 21.02% over the corresponding period of the previous year.

‧	The Company held global investor telephone conferences for its results for the first quarter in 2015.

‧	The Company completed the issuance of its first tranche of short-term debentures in 2015 in an amount of RMB5 billion.

‧	The Company announced and paid the interest of its 10-year bonds issued in 2008 for the period from 8 May 2014 to 7 May 2015.

‧	The Company announced the specific adjustments made to the on-grid tariff of its power plants in China, which resulted in a decrease of approximately RMB17.82/MWh to its average tariff.

May

‧	The Company carried out non-deal roadshows in Europe and North America.

June

‧	The Company completed the issuance of its first and second tranche of super short-term debentures in 2015 in an amount of RMB2 billion respectively.

‧	The Company was awarded the “Golden Ox of Top 100 Listed Companies” by China Securities Journal.

July

‧
The Company announced its implementation of profit distribution plan for 2014, declaring that a cash dividend of RMB0.38 (inclusive of tax) per ordinary share would be paid to all shareholders of the Company.

‧	The Company completed the issuance of its third and fourth tranche of super-short-term debentures in 2015 in an amount of RMB2 billion and RMB5 billion respectively.

‧	The Company announced that its total power generation within China for the first half of 2015 recorded an increase of 5.32% year-on-year.

August

‧
The Company announced its interim results of 2015. According to the PRC GAAPs, the net profit attributable to shareholders of the Company was RMB9,059 million, representing an increase of 19.48% over the corresponding period of the previous year.

‧	The Company held global investor telephone conferences for its interim results in 2015.

‧	The Company announced to establish energy sales companies in Jiangsu province and Guangdong province respectively.

‧	The Company completed the issuance of its second tranche of short-term debentures in 2015 in an amount of RMB3 billion.

‧	The Company was awarded the “100 Strong Value Companies Listed on China Main Board” by Securities Times.

October

‧	The Company announced that its total power generation within China for the first three quarters of 2015 recorded an increase of 8.05% year-on-year.

‧
The Company announced its results for the first three quarters of 2015. According to the PRC GAAPs, the net profit attributable to shareholders of the Company was RMB13,235 million, representing an increase of 16.74% over the corresponding period of the previous year.

‧	The Company held global investor telephone conferences for its results for the third quarter in 2015.

‧	The Company ranked 44th in the “Platts Top 250 Global Energy Listed Companies Award”, with its ranking continuing to move higher.

November

‧
The Company successfully completed the non-public issuance of a total of 780,000,000 H Shares at the issue price of HK$7.32 each, with total proceeds of approximately HK$5.71 billion from the issuance.

‧	The Company received “The Best Listed Company” award of the China Securities Golden Bauhinia Awards.

December

‧	The Company announced and paid its interest of its 10-year bonds issued in 2007 for the period from 25 December 2014 to 24 December 2015.

FINANCIAL HIGHLIGHTS
(Amounts expressed in thousands of RMB, except per share data)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Note 1)

	Year ended 31 December
	2011	2012	2013	2014	2015

Operating revenue	133,420,769	133,966,659	133,832,875	125,406,855	128,904,873

Profit before income tax expense	2,050,367	8,876,785	17,422,689	19,049,580	22,958,050
Income tax expense	(868,927)	(2,510,370)	(4,522,671)	(5,487,208)	(5,698,943)

Profit after income tax expense	1,181,440	6,366,415	12,900,018	13,562,372	17,259,107

Attributable to:
– Equity holders of the Company	1,180,512	5,512,454	10,426,024	10,757,317	13,651,933
– Non-controlling interests	928	853,961	2,473,994	2,805,055	3,607,174

Basic earnings per share (RMB/share)	0.08	0.39	0.74	0.76	0.94

Diluted earnings per share (RMB/share)	0.08	0.39	0.74	0.76	0.94

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Note 2)

	As at 31 December
	2011	2012	2013	2014	2015

Total assets	257,415,874	259,100,372	262,232,760	275,171,768	308,866,354
Total liabilities	(197,858,121)	(193,140,030)	(187,039,786)	(190,389,062)	(207,172,665)

Net assets	59,557,753	65,960,342	75,192,974	84,782,706	101,693,689

Equity holders of the Company	50,882,929	56,130,134	62,450,665	70,129,491	84,141,948
Non-controlling interests	8,674,824	9,830,208	12,742,309	14,653,215	17,551,741

Notes:

1.
The results for the years ended 31 December 2011, 2012 and 2013 are derived from the historical financial statements of the Company. The results for the years ended 31 December 2014 and 2015 are set out on pages 103 to 104. All such information is extracted from the financial statements prepared under the International Financial Reporting Standards (the “IFRS”).

2.
The consolidated statements of financial position as at 31 December 2011, 2012 and 2013 are derived from the historical financial statements of the Company. The consolidated statements of financial position as at 31 December 2014 and 2015 are set out on pages 105 to 107. All such information is extracted from the financial statements prepared under the IFRS.

Profit attributable to equity holders of the Company under the IFRS

For the years ended 31 December

Domestic power generation

For the years ended 31 December

Generation capacity on an equity basis

As at 31 December

LETTER TO SHAREHOLDERS
CAO Peixi
Chairman

Dear Shareholders,

The development objectives of Huaneng International are:

as a power company, devoted to providing sufficient, reliable and ecofriendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first-class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise in the international market.

In 2015, the Company actively responded to the new trends and needs of the development in the power industry, implemented a series of prudent measures to grow its business, maintained a steady performance in production safety, and strived to reduce costs and expenses, thus recording a new high in its operating results. The Company recorded net profit attributable to equity holders of the Company of RMB13.652 billion for the year, representing a year-on-year increase of 26.91%.

The Board of Directors of the Company has resolved to propose the following profit distribution plan for 2015: a cash dividend of RMB0.47 (inclusive of tax) per share will be paid to all shareholders of the Company. In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep enhancing its profitability and strive for continuous growth of return on equity.

In 2015, the Company continued to deliver promising performance in the capital market. The Company received a number of honours and awards, including being named as one of the “Top 100 Listed Companies Most Respected by Investors” by China Association for Public Companies, and awarded the “Golden Ox of Top 100 Listed Companies” by China Securities Journal, the “100 Strong Value Companies Listed on China Main Board” by Securities Times and the “Best Listed Company” award of the China Securities Golden Bauhinia Awards. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for seven consecutive years and ranked 44th for the year, with its ranking continuing to move higher.

2015 marks the conclusion of the “Twelfth Five-Year Plan”. During the “Twelfth Five-Year Plan” period, by insisting on efficient standardized management, leading innovation spirit and the “people-oriented, gathering strength” concept, taking advantage of the continuous growth of the PRC economy, and relying on the care and support from the investors and shareholders as well as the strong support and commitment from the parent company, the Company achieved great improvements in operation scale, efficiency and competitive strength, with its installment capacity increasing by 30% and the distribution of domestic power plants expanding to 22 provinces (regions and cities). The generation capacity, revenue, profits, assets and other business indicators all recorded significant growth, keeping our leading position in the industry. The Company has developed into an outstanding listed company with prominent scale strength, leading technical indicators, standardized operation management and perfect control system.

Looking forward to the “Thirteenth Five-Year Plan”, the Company will actively adapt to the new trends and needs of the new normal development pattern of the PRC economy, national energy structure adjustment and the market orientation reform of the power industry, focusing on the core businesses and fine-tuning our operation and management, so as to improve the overall operation level. We will continue to carry out transformation & upgrading and structure optimization, in an effort to improve the overall quality and efficiency. Continuous efforts will be made to create a good environment and make good use of our talent resources to invigorate the Company. We are dedicated to, through strengthening strategic guidance and continuous improvement of core competitiveness, building the Company into a listed international leading power generation company with standardized management, leading technology, energy conservation and environmental protection, rational structure, outstanding operation, and excellent corporate governance and market value.

Being a responsible enterprise, we insist on supporting the continued enhancement of our corporate competitive edges through a responsible approach; insist on duly performing our economic responsibilities to provide our shareholders with long-term, stable and increasing returns; continue to perform our safety responsibilities, to be people-oriented and be focused on safety development for the sake of developing itself into an enterprise with the highest safety standard; continue to perform our environmental responsibilities by paying heed to people’s livelihood and concerning clean development to ensure utilization of resources in an efficient and energy-saving manner, thus turning the Company into a “green corporation”; continue to perform our social responsibilities by creating mutual benefits and win-win scenarios that are conducive to the harmonious development of the Company and its stakeholders, so that the Company may serve as an excellent corporate citizen.

CAO Peixi
Chairman

Beijing, the PRC
22 March 2016

Increase Environmental Efficiency Realize
Green Development

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment in and construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand its operational scale. The Company has been the leader in its industry on competitiveness, resource utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeastern China Grid, the Northern China Grid, the Northwestern China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2015, with strong support of its shareholders, the employees of the Company made active and concerted efforts to respond to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound internal control. These efforts have contributed to growth of the Company in various aspects in 2015. During 2015, the Company maintained its leading position in major technological and economic indices and utilization hours through safe production and active marketing activities. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient, stable and environment-friendly power to the society.

A.	OPERATING RESULTS

1.	2015 operating results

In January 2015, the Company completed the acquisition under common control of the subsidiaries of Huaneng Group including Huaneng Hainan Power Inc. (“Hainan Power”), Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”), Ltd., Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”), Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. (“Dalongtan Hydropower”) and Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”), and the subsidiaries of HIPDC including Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”), Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power”), Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”), Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”) and Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”) (collectively, the “Newly Acquired Entities”). The aforementioned entities were included in the consolidated financial statements.

The power generation of the Company’s domestic power plants for the year ended 31 December 2015 was listed below (in 100 million kWh):

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Liaoning Province	202.71	-3.1%	190.30	-3.4%
Coal-fired	199.30	-3.5%	186.92	-3.8%
Dalian	59.21	-7.8%	55.69	-8.2%
Dandong	30.50	-4.6%	28.99	-4.6%
Yingkou	78.75	-1.3%	73.35	-2.0%
Yingkou Cogeneration	30.85	1.4%	28.89	1.4%
Wind Power	2.89	27.9%	2.88	28.4%
Wafangdian Wind Power	0.94	-5.5%	0.93	-4.5%
Changtu Wind Power	1.96	54.0%	1.95	53.6%
Hydropower	0.51	28.1%	0.50	27.8%
Suzihe Hydropower	0.51	28.1%	0.50	27.8%
Inner Mongolia	1.93	-11.0%	1.91	-11.0%
Wind Power	1.93	-11.0%	1.91	-11.0%
Huade Wind Power	1.93	-11.0%	1.91	-11.0%
Hebei Province	126.16	-2.4%	118.31	-2.3%
Coal-fired	125.19	-2.5%	117.40	-2.4%
Shang’an	125.19	-2.5%	117.40	-2.4%
Wind Power	0.97	14.0%	0.91	14.5%
Kangbao Wind Power	0.97	14.0%	0.91	14.5%
Gansu Province	70.53	-29.5%	67.20	-29.5%
Coal-fired	60.20	-34.1%	57.35	-34.1%
Pingliang	60.20	-34.1%	57.35	-34.1%
Wind Power	10.34	17.8%	9.86	19.8%
Jiuquan Wind Power	4.38	-47.7%	4.13	-48.6%
Jiuquan II Wind Power	4.44	1,039.2%	4.32	2,057.8%
Yumen Wind Power	1.50	–	1.41	–
Yigang Wind Power	0.01	–	–	–

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Beijing	80.82	-5.0%	74.92	-5.0%
Coal-fired	39.24	-11.9%	34.27	-12.8%
Beijing Cogeneration (Coal-fired)	39.24	-11.9%	34.27	-12.8%
Combined Cycle	41.59	2.7%	40.65	2.7%
Beijing Cogeneration (Combined Cycle)	41.59	2.7%	40.65	2.7%
Tianjin	73.92	10.4%	69.76	14.0%
Coal-fired	54.27	-17.4%	50.57	-17.4%
Yangliuqin	54.27	-17.4%	50.57	-17.4%
Combined Cycle	19.66	1,459.9%	19.19	–
Lingang Combined Cycle	19.66	1,459.9%	19.19	–
Shanxi Province	95.15	10.5%	85.98	6.8%
Coal-fired	83.75	-2.7%	78.17	-2.9%
Yushe	27.50	5.4%	25.40	5.4%
Zuoquan	56.25	-6.2%	52.76	-6.5%
Combined Cycle	11.39	–	7.81	–
Dongshan Combined Cycle	11.39	–	7.81	–
Shandong Province	423.34	-6.8%	398.61	-6.9%
Coal-fired	423.34	-6.8%	398.61	-6.9%
Dezhou	143.88	-6.3%	134.73	-6.4%
Jining	48.93	-4.0%	45.60	-3.8%
Xindian	31.58	-4.4%	29.47	-4.6%
Weihai	108.94	-7.5%	103.83	-7.4%
Rizhao Phase II	74.99	-9.0%	71.19	-9.0%
Zhanhua Cogeneration	15.03	-10.2%	13.79	-10.3%
Henan Province	201.94	-0.8%	189.12	-2.3%
Coal-fired	201.94	-0.8%	189.12	-2.3%
Qinbei	187.10	-8.1%	177	-8.5%
Luoyang Cogeneration	14.85	–	12.11	–
Jiangsu Province	420.42	-3.8%	400.45	-3.7%
Coal-fired	373.16	-6.6%	354.11	-6.6%
Nantong	61.67	-8.7%	58.73	-8.5%
Nanjing	27.36	-13.2%	25.85	-13.3%
Taicang	100.81	-9.8%	95.67	-10.0%
Huaiyin	58.13	-10.4%	55.02	-9.9%
Jinling (Coal-fired)	117.28	1.4%	111.83	1.2%
*Suzhou Thermal Power	7.89	-2.1%	7.01	-3.5%
Combined Cycle	42.92	31.9%	42.07	32.0%
Jinling (Combined Cycle)	25.81	36.2%	25.23	36.3%
Jinling Combined Cycle Cogeneration	17.11	26.0%	16.84	26.0%
Wind Power	4.35	-11.6%	4.27	-11.5%
Qidong Wind Power	3.40	-10.3%	3.34	-10.3%
Rudong Wind Power	0.95	-16.3%	0.93	-15.5%

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Shanghai	181.27	-4.4%	171.79	-4.8%
Coal-fired	163.52	-3.1%	154.46	-3.4%
Shidongkou First	50.60	-10.7%	47.32	-10.7%
Shidongkou Second	52.52	1.2%	49.84	0.5%
Shidongkou Power	60.39	0.4%	57.30	0.1%
Combined Cycle	17.75	-15.4%	17.33	-15.4%
Shanghai Combined Cycle	17.75	-15.4%	17.33	-15.4%
Chongqing	107.05	-3.6%	99.13	-1.1%
Coal-fired	97.67	-10.1%	90.02	-10.2%
Luohuang	97.67	-10.1%	90.02	-10.2%
Combined Cycle	9.38	281.1%	9.11	–
Liangjiang Combined Cycle	9.38	281.1%	9.11	–
Zhejiang Province	246.74	10.0%	235.86	12.5%
Coal-fired	243.96	9.6%	233.12	11.8%
Yuhuan	189.57	-12.9%	181.23	-12.8%
Changxing	54.38	1,014.4%	51.89	6,820.9%
Combined Cycle	2.70	58.1%	2.65	151.0%
Tongxiang Combined Cycle	2.70	58.1%	2.65	151.0%
Photovoltaic	0.08	–	0.08	–
Si’an PV	0.08	–	0.08	–
Hubei Province	132.22	26.7%	123.41	27.8%
Coal-fired	130.19	26.5%	121.55	27.7%
*Wuhan Power	100.27	2.7%	93.88	2.5%
*Jingmen Thermal Power	19.30	264.1%	18.34	412.5%
*Yingcheng Thermal Power	10.62	–	9.33	–
Wind Power	0.54	–	0.45	–
Jieshan Wind Power	0.54	–	0.45	–
Hydropower	1.49	3.3%	1.41	1.0%
Enshi Maweigo Hydropower	0.63	50.0%	0.57	44.1%
*Dalongtan Hydropower	0.86	-15.8%	0.84	-16.0%
Hunan Province	86.09	-3.1%	80.86	-2.9%
Coal-fired	78.59	-8.1%	73.61	-8.2%
Yueyang	78.59	-8.1%	73.61	-8.2%
Wind Power	3.87	1,835.7%	3.69	8,673.5%
Subaoding Wind Power	3.18	1,492.2%	3.07	7,206.0%
Guidong Wind Power	0.69	–	0.62	–
Hydropower	3.63	17.0%	3.56	17.0%
Xiangqi Hydropower	3.63	17.0%	3.56	17.0%

	Power Generated		Electricity sold
Domestic Power Plant	2015	Change	2015	Change

Jiangxi Province	153.87	22.4%	144.08	20.1%
Coal-fired	152.96	21.6%	143.19	19.4%
Jinggangshan	89.93	-2.7%	85.87	-2.8%
*Ruijin Power	32.89	-1.2%	31.18	-1.2%
*Anyuan Power	30.15	–	26.15	–
Wind Power	0.90	8,947.4%	0.89	42,249.8%
Jianggongling Wind Power	0.90	8,947.4%	0.89	42,249.8%
Anhui Province	59.76	-13.5%	56.88	-13.6%
Coal-fired	58.47	-14.1%	55.60	-14.2%
*Chaohu Power	58.47	-14.1%	55.60	-14.2%
Hydropower	1.29	32.9%	1.29	32.4%
*Hualiangting Hydropower	1.29	32.9%	1.29	32.4%
Fujian Province	108.92	-21.8%	103.27	-22.0%
Coal-fired	108.92	-21.8%	103.27	-22.0%
Fuzhou	108.92	-21.8%	103.27	-22.0%
Guangdong Province	209.52	-11.3%	200.70	-11.2%
Coal-fired	209.52	-11.3%	200.70	-11.2%
Shantou Coal-fired	45.50	-12.5%	43.20	-12.3%
Haimen	76.31	-37.8%	72.59	-38.1%
Haimen Power	87.70	42.6%	84.90	42.5%
Yunnan Province	57.26	-40.5%	52.87	-40.3%
Coal-fired	55.79	-41.9%	51.51	-41.8%
Diandong Energy	39.94	-32.9%	36.87	-32.7%
Yuwang Energy	15.85	-56.6%	14.64	-56.5%
Wind Power	1.47	568.1%	1.36	1,486.5%
Fuyuan Wind Power	1.47	568.1%	1.36	1,486.5%
Guizhou Province	0.003	–	–	–
Panxian Wind Power	0.003	–	–	–
Hainan Province	165.68	-2.9%	154.39	-3.1%
Coal-fired	161.28	-2.3%	150.13	-2.4%
*Haikou	70.47	9.7%	64.61	9.9%
*Dongfang	90.81	-9.9%	85.52	-10.0%
Combined Cycle	2.48	-9.0%	2.39	-9.1%
*Nanshan Combined Cycle	2.48	-9.0%	2.39	-9.1%
Wind Power	0.99	19.4%	0.97	19.7%
*Wenchang Wind Power	0.99	19.4%	0.97	19.7%
Hydropower	0.93	-53.9%	0.91	-54.4%
*Gezhen Hydropower	0.93	-53.9%	0.91	-54.4%
Total	3,205.29	8.9%	3,019.79	8.8%

Note:	The power plants marked * are newly acquired plants of the Company in January 2015, the comparison figures thereof are solely for reference purposes.

The Company’s growth of power generation within China mainly originated from the capacity contribution from the Newly Acquired Entities and power plants newly put into production. The main reasons for the decrease in some of the Company’s power plants are as follows: firstly, as a result of the slowdown of the economy and the deepening of China’s economic restructuring, the nation-wide electricity consumption in China declined, which led to the decrease of utilization hours. Secondly, the commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal regions in the southeast of China. Thirdly, the lower temperature in summer 2015 resulted in lower electricity demand for cooling, while the heating demand in winter also failed to increase significantly. Fourthly, the commencement of operation of many nuclear power units in Liaoning, Zhejiang, Fujian and other provinces reduced the power output of the thermal power generating units in such regions. For the year ended 31 December 2015, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.7% in Singapore, representing a decrease of 0.1% compared to the same period last year of 21.8%.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2015 was RMB443.26 per MWh, down by RMB11.69 per MWh from the year ended 31 December 2014. SinoSing Power’s average tariff for 2015 was RMB625.88 per MWh, representing a decrease of 32.02% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost control of the Company contributed to reduced fuel costs of the Company. Compared with 2014, the Company’s domestic fuel cost per unit of power sold decreased by 13.68% to RMB173.67 per MWh.

Combining the foregoing factors, for the year ended 31 December 2015, the Company registered operating revenue of RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion of last year, and net profit attributable to equity holders of RMB13.652 billion, representing an increase of 26.91% from RMB10.757 billion of last year.

For the year ended 31 December 2015, the profit attributable to equity holders of the Company from domestic operations was RMB13.711 billion, representing an increase of RMB3.082 billion from RMB10.629 billion for the same period last year. The increase was primarily attributable to the decrease of domestic fuel costs and the profits contributed by the Newly Acquired Entities and the operation of new generating units. The loss attributable to equity holders of the Company from its operations in Singapore was RMB59 million. This is because of the continued oversupply in Singapore’s power market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased the profit margin per unit of power sold.

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2015, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB128.905 billion, representing an increase of 2.79% from RMB125.407 billion for the year ended 31 December 2014. The operating revenue from domestic operations of the Company increased by RMB7.725 billion over the same period of last year, while the operating revenue from the Newly Acquired Entities and the operation of new generating units was RMB21.228 billion.

The operating revenue from operations of the Company in Singapore decreased by RMB4.227 billion over the same period of last year, which was mainly attributable to the continued oversupply in the Singapore’s power market, which has led to continued decline of the profit margin per unit of power sold.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power plant	2015	2014	Change

Dalian	375.55	394.50	-4.80%
Dandong	371.45	393.06	-5.50%
Yingkou	378.32	399.33	-5.26%
Shang’an	401.79	429.39	-6.43%
Yushe	334.87	391.22	-14.41%
Dezhou	445.44	463.36	-3.87%
Weihai	440.45	461.18	-4.49%
Jining	429.20	446.73	-3.92%
Xindian	432.30	448.55	-3.62%
Nantong	430.98	436.00	-1.15%
Nanjing	453.08	436.50	3.80%
Huayin	450.81	443.04	1.75%
Taicang	387.68	402.39	-3.66%
Jinling (Coal-fired)	385.24	408.24	-5.63%
Shidongkou Second	410.35	437.54	-6.21%
Shidongkou First	435.48	438.21	-0.62%
Shanghai Combined Cycle	937.13	866.20	8.19%
Fuzhou	392.29	441.83	-11.21%
Yuhuan	452.99	468.71	-3.35%
Jingganshan	443.73	468.92	-5.37%
Luohuang	427.84	440.21	-2.81%
Yueyang	480.55	495.31	-2.98%
Qinbei	401.65	435.42	-7.76%
Shantou Coal-fired	498.01	529.99	-6.03%
Pingliang	259.51	322.72	-19.59%
Rizhao II	422.33	441.59	-4.36%
Haimen	483.38	503.18	-3.94%
Yingkou Cogeneration	365.04	399.21	-8.56%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power plant	2015	2014	Change

Beijing Cogeneration (Coal-fired)	480.70	514.71	-6.61%
Beijing Cogeneration (Combined Cycle)	959.91	882.33	8.79%
Yangliuqing Cogeneration	416.54	434.28	-4.08%
Qidong Wind Power	556.76	555.92	0.15%
Shidongkou Generation	427.42	449.92	-5.00%
Huade Wind Power	520.00	520.00	0.00%
Zhanhua Cogeneration	424.66	434.71	-2.31%
Diandong Energy	435.58	401.59	8.46%
Yuwang Energy	545.42	395.96	37.74%
Wafangdian Wind Power	598.12	609.68	-1.90%
Xiangqi Hydropower	410.00	410.00	0.00%
Zuoquan	333.25	382.01	-12.76%
Jiuquan Wind Power	473.12	520.60	-9.12%
Yumen Wind Power	472.01	520.60	-9.33%
Enshi Maweigou Hydropower	379.26	366.59	3.46%
Kangbao Wind Power	538.14	538.84	-0.13%
Suzihe Hydropower	329.96	330.00	-0.01%
Changtu Wind Power	590.93	602.82	-1.97%
Jinling (Combined Cycle)	712.13	776.92	-8.34%
Jinling (Combined Cycle Cogeneration)	760.99	938.56	-18.92%
Rudong Wind Power	610.00	610.00	0.00%
Changxing	487.93	431.03	13.20%
Lingang Combined Cycle	817.57	–	N/A
Tongxiang Combined Cycle	1278.17	1298.37	-1.56%
Haimen Power	485.46	479.55	1.23%
Liangjiang Combined Cycle	872.20	–	N/A
Subaoding Wind Power	611.72	494.00	23.83%
Fuyuan Wind Power	600.61	610.00	-1.54%
Jianggongling Wind Power	610.00	610.00	0.00%
Jiuquan II	497.75	540.00	-7.82%
Si’an PV	1,125.67	–	N/A
*Haikou	457.71	474.14	-3.47%
*Dongfang	460.53	482.69	-4.59%
*Nanshan Combined Cycle	629.32	439.84	43.08%
*Gezhen Hydropower	399.78	392.63	1.82%
*Wenchang Wind Power	571.95	619.72	-7.71%
*Jingmen Thermal Power	444.09	432.20	2.75%
*Yingcheng Thermal Power	477.26	–	N/A
*Suzhou Thermal Power	489.38	508.66	-3.79%
*Chaohu Power	409.79	412.93	-0.76%
*Hualiangting Hydropower	392.89	346.85	13.27%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Power plant	2015	2014	Change

*Wuhan Power	435.47	461.99	-5.74%
*Dalongtan Hydropower	374.80	366.89	2.16%
*Ruijin Power	441.24	466.57	-5.43%
*Anyuan Power	424.63	–	N/A
Luoyang Cogeneration	384.33	–	N/A
Jieshan Wind Power	610.00	–	N/A
Guidong Wind Power	610.00	–	N/A
Dongshan Combined Cycle	703.80	–	N/A
Domestic total	443.26	454.95	-2.57%
SinoSing Power	625.88	920.74	-32.02%

Note 1:	The power plants marked * are Newly Acquired Entities of the Company in January 2015, the comparison figures thereof are solely for reference purposes.

Note 2:	The tariff of Shanghai Combined Cycle and Tongxiang Combined Cycle consists of on-grid settlement price and capacity subsidy income.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2015, the tax and levies on operations of the Company and its subsidiaries were RMB1.158 billion, representing an increase of RMB226 million from RMB932 million for the same period of last year, of which the tax and levies on operations attributable to the Newly Acquired Entities and new generating units accounted for RMB136 million.

2.2	Operating expenses

For the year ended 31 December 2015, the total operating expenses of the Company and its subsidiaries was RMB98.604 billion, representing a decrease of 0.60% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB3.08 billion, or 3.61%, from the same period last year, of which the Newly Acquired Entities and the new generating units accounted for RMB15.349 billion; the costs attributable to the existing entities decreased by RMB12.269 billion, which was primarily attributable to the decreased fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore decreased by RMB3.676 billion, or 26.45%, from the same period last year, which was mainly due to the decline of fuel costs resulting from decreased natural gas price.

2.2.1	Fuel costs

Fuel costs represented the largest portion of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2015, fuel costs of the Company and its subsidiaries decreased by 8.52% to RMB59.242 billion from the RMB64.763 billion for the year ended 31 December 2014. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB3.394 billion, which was primarily attributable to the decreased coal price in the domestic market together with the expansion of the Company. The fuel costs of the Newly Acquired Entities and new generating units were RMB9.855 billion and the fuel costs of the existing generating units decreased by RMB13.249 billion from same period last year. Fuel costs in Singapore decreased by RMB2.126 billion from the same period last year, mainly due to the decline of fuel costs resulting from decreased natural gas price. For the year ended 31 December 2015, the average price (excluding tax) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB366.30 per ton, representing a 15.77% decrease from the RMB434.88 per ton for the year ended 31 December 2014. The fuel cost per unit of power sold by the Company’s coal-fired power plants in China decreased by 13.68% to RMB173.67/MWh from RMB201.19/MWh in 2014.

2.2.2	Maintenance

For the year ended 31 December 2015, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.556 billion, representing an increase of RMB826 million from RMB3.730 billion for the year ended 31 December 2014. The maintenance expenses of domestic operations increased by RMB792 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB34 million compared to the same period last year.

2.2.3	Depreciation

For the year ended 31 December 2015, depreciation expenses of the Company and its subsidiaries increased by 23.74% to RMB14.412 billion, compared to RMB11.647 billion in the year ended 31 December 2014; the increase was mainly due to the expansion of the Company’s operations. The depreciation expenses of domestic operations increased by RMB2.81 billion compared to the same period last year, of which the Newly Acquired Entities and new generating units accounted for RMB2.637 billion. The depreciation expenses of the operations in Singapore decreased by RMB44 million compared to the same period last year.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2015, the labor costs of the Company and its subsidiaries amounted to RMB7.752 billion, representing an increase of RMB1.492 billion from RMB6.260 billion for the year ended 31 December 2014. This is mainly attributable to labor cost of the Newly Acquired Entities and new generating units, and increase of the salaries linked to the performance of the Company. The labor costs of the Newly Acquired Entities and new generating units were RMB1.242 billion. Labor costs for Singapore operations decreased by RMB10 million compared to the same period last year.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended 31 December 2015, other operating expenses (including electricity power purchase costs and service fees paid to HIPDC) of the Company and its subsidiaries was RMB12.642 billion, representing a decrease of RMB158 million from RMB12.800 billion for the year ended 31 December 2014. The other operating expenses from the domestic operations of the Company and its subsidiaries increased by RMB1.371 billion, of which RMB876 million was from Newly Acquired Entities and new generating units; the other operating expenses of the existing entities increased by RMB495 million compared to the same period last year. The impairment loss increased RMB968 million compared to the same period last year, mainly consisting of the impairment loss of goodwill, property, plant and equipment and mining rights of Diandong Energy, Yuwang Energy, Pingliang and other entities; the costs of entrusted power generation of certain subsidiaries decreased by RMB114 million; expenses for non-maintenance materials decreased by RMB90 million, pollutants discharge fees decreased by RMB86 million and water-resources fees decreased by RMB53 million compared to the same period last year. Other operating expenses of the operations in Singapore decreased by RMB1.53 billion compared to the same period last year. The electricity purchase cost decreased by RMB1.474 billion compared to the same period last year, which was mainly due to the decrease in purchase volume and price of electricity in retail business.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses

For the year ended 31 December 2015, the interest expenses of the Company and its subsidiaries were RMB7.946 billion, representing an increase of 1.68% from RMB7.814 billion for the year ended 31 December 2014. The interest expenses from domestic operations of the Company and its subsidiaries increased by RMB106 million. The interest expenses from the Newly Acquired Entities and new generating units were RMB1.384 billion and those incurred by the existing entities in China decreased by RMB1.278 billion. The interest expenses of Singapore operations increased by RMB26 million compared to the same period last year.

2.3.2	Net Exchange differences and bank charges

For the year ended 31 December 2015, the Company and its subsidiaries recognised a net loss of RMB24 million in net exchange gains and bank charges, representing a net loss increase of RMB15 million compared with the net loss of RMB9 million for the year ended 31 December 2014, mainly because of the decrease of exchange gain resulting from weaken exchange rate between RMB and U.S. dollar for domestic operations. The operations in Singapore recognised net gains of RMB170 million from net exchange difference and bank charges, representing a net gain increase of RMB120 million from the net gain of RMB50 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

2.4	Share of profits less losses of associates and joint ventures

For the year ended 31 December 2015, the share of profits less losses of associates and joint ventures was RMB1.526 billion, representing an increase of RMB210 million from RMB1.316 billion for the year ended 31 December 2014, mainly due to increased profit of associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2015, the Company and its subsidiaries recognised income tax expense of RMB5.699 billion, representing an increase of RMB212 million from RMB5.487 billion for the year ended 31 December 2014. The income tax expense for the domestic operations increased by RMB476 million, primarily attributable to the increase of pre-tax profit. The income tax expenses of the operations in Singapore decreased by RMB264 million, mainly attributable to RMB204 million of income tax credit granted by Singapore government in the current period.

2.6	Net profit, profit attributable to equity holders of the Company and non-controlling interests

For the year ended 31 December 2015, the Company and its subsidiaries achieved a net profit of RMB17.259 billion, representing an increase of RMB3.697 billion, or 27.26%, from RMB13.562 billion for the year ended 31 December 2014; the net profit attributable to equity holders of the Company was RMB13.652 billion, representing an increase of RMB2.895 billion from RMB10.757 billion for the year ended 31 December 2014.

The net profit attributable to equity holders of the Company from domestic operations increased by RMB3.082 billion, mainly contributable to the decrease of domestic fuel cost and profits contributed by the Newly Acquired Entities and new generating units. The loss attributable to equity holders of the Company from operations in Singapore was RMB59 million. This is mainly because of the continued oversupply in Singapore’s power and natural gas generation market as result of commenced operations of many generators during the recent years, which led to a continued reduction of local power tariff and significantly decreased profitability of the Company’s operations in Singapore.

The profit attributable to non-controlling interests of the Company increased to RMB3.607 billion in 2015 from RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items

As of 31 December 2015, consolidated total assets of the Company and its subsidiaries were RMB308.866 billion, representing an increase of 12.24% from RMB275.172 billion as of 31 December 2014; total assets of the domestic operations increased by RMB34.975 billion to RMB281.245 billion, including a net increase of RMB38.765 billion in non-current assets, which was mainly attributable to the consolidation of the Newly Acquired Entities and the capital expenditure on construction projects.

As of 31 December 2015, total assets of the operations in Singapore were RMB27.622 billion, representing a decrease of RMB1.280 billion from the same period last year. Non-current assets decreased by 3.16% to RMB23.606 billion, primarily attributable to depreciation of property, plant and equipment. Current assets decreased by 11.26% to RMB4.016 billion, mainly attributable to the decrease in cash and cash equivalents and accounts receivable resulting from revenue decline.

2.7.2	Comparison of liability items

As of 31 December 2015, consolidated total liabilities of the Company and its subsidiaries were RMB207.173 billion, representing an increase of 8.82% from RMB190.389 billion as of 31 December 2014, of which RMB20.884 billion from the Newly Acquired Entities.

As of 31 December 2015, interest-bearing debts of the Company and its subsidiaries totaled RMB171.775 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds payable and financial leases payable. The interest-bearing debts denominated in foreign currencies other than functional currency amounted to RMB3.566 billion.

As of 31 December 2015, the total liabilities of the operations in Singapore were RMB15.853 billion, representing a decrease of 6.64% from RMB16.980 billion as of 31 December 2014, mainly attributable to decrease in long-term loans.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity holders of the Company increased as of 31 December 2015, including increase of RMB4.684 billion from new share issuance, increase of post-tax impact of RMB1.237 billion from increased fair value of available-for-sale financial asset, decrease of RMB133 million from foreign currency translation, and increase of RMB2.899 billion from non-controlling interests.

2.7.4	Major financial position ratios

	2015	2014

Current ratio	0.27	0.36
Quick ratio	0.23	0.30
Ratio of liability to shareholders’ equity	2.46	2.71
Multiples of interest earned	3.55	3.21

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

(balance of current assets as of the year end –
Quick ratio	=	net inventories as of the year end)
balance of current liabilities as of the year end

Ratio of liabilities to shareholders’ equity		balance of liabilities as of the year end
	=	balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels as of 31 December 2015 and 2014 decrease as of 31 December 2015 was mainly attributable to the increase of current liabilities especially short-term loan and long-term loan maturing with a year. The ratio of liabilities to shareholders’ equity at the end of 2015 decreased from the beginning of 2015 primarily due to the increased shareholders’ equity as a result of profit increase and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2015.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2015	2014	Change
	RMB billion	RMB billion	%

Net cash provided by operating activities	42.363	33.320	27.14
Net cash used in investing activities	-33.015	-19.471	69.56
Net cash used in financing activities	-14.141	-10.895	29.79
Currency exchange impact	0.033	-0.058	-156.90
Net (decrease)/increase in cash and cash equivalents	-4.760	2.896	-264.36
Cash and cash equivalents as at the beginning of the year	12.238	9.342	31.00
Cash and cash equivalents as at the end of the year	7.478	12.238	-38.90

For the year ended 31 December 2015, net cash provided by operating activities of the Company and its subsidiaries was RMB42.363 billion, of which RMB0.871 billion was provided by the operating activities in Singapore. The net cash used in investing activities increased by RMB13.544 billion compared to the year ended 31 December 2014, mainly attributable to the consideration paid for the Newly Acquired Entities from business combination under common control. Net cash used in financing activities increased by RMB3.246 billion, mainly attributable to repayment of loans and bonds using the increased amount of cash inflow from operating activities. The Company expects to continue its focus on construction projects with large investment amount in 2016. As of 31 December 2015, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB5.788 billion, RMB1.130 billion and RMB0.560 billion, respectively.

As of 31 December 2015, net current liabilities of the Company and its subsidiaries were approximately RMB90.271 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources

2.1	Capital expenditures on acquisition activities

In October 2014, the Company signed agreements to acquire 91.8%, 75%, 53.45%, 97% and 100% of the equity interests of Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, and Hualiangting Hydropower, which were owned by Huaneng Group; and acquire 60%, 100%, 100%, 100% and 100% of the equity interests of Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, which were owned by HIPDC. In accordance with the equity transfer agreements, the total consideration is RMB9.276 billion, after adjustment of the profits generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion, which were settled in cash in 2015. The aforementioned acquired entities has been included in the Company’s consolidated financial statements since 1 January 2015.

2.2	Capital expenditure for infrastructure construction and renovation projects

The capital expenditures for the year ended 31 December 2015 were RMB24.334 billion, mainly for construction and renovation of projects, including RMB1.683 billion for Taiyuan Dongshan Combined Cycle project, RMB1.471 billion for Anyuan Power project, RMB1.170 billion for Mianchi Cogeneration project, RMB1.004 billion for Luoyuan Power project, RMB950 million for Luoyang Cogeneration project, RMB812 million for Nanjing Cogeneration project, RMB706 million for Beijing Cogeneration project, RMB672 million for Yingcheng Cogeneration project, RMB644 million for Lingang Combined Cycle project, RMB617 million for Tongwei Wind Power project, RMB571 million for Jiuquan Wind Power II project, RMB538 million for Shang’an project, RMB483 million for Changxing project, RMB467 million for Subaoding Wind Power project, RMB452 million for Yuhuan project, RMB426 million for Diandong Energy project, RMB410 million for Xianrendao Cogeneration project, RMB403 million for Guidong Wind Power project, RMB390 million for Liangjiang Combined Cycle project, and RMB337 million for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB251 million. The expenditures on other projects were RMB9.877 billion.

The above capital expenditures were sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

(Unit: RMB100 million)
Capital Expenditure Project	Capital Expenditure Plan for 2016	Cash resources arrangements	Financing costs and note on use

Thermal power projects	69.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	68.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	8.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Photovoltaic power projects	12.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Others	11.1	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	78.7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow from operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2015, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB235.7 billion, which are granted by Bank of China, China Construction Bank and China Development Bank, etc.

The Company completed issuances of unsecured short-term bonds in two installments between 10 April 2015 and 18 August 2015, at a principal amount of RMB5 billion and RMB3 billion with nominal annual interest rates of 4.44% and 3.17%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 366 days from issuance.

The Company completed issuances of unsecured super short-term notes in four installments on 10 June, 15 June, 25 June, and 7 July 2015, at a principal amount of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion and with nominal annual interest rates of 3.11%, 3.1%, 3.38% and 3.05%, respectively. All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

As of 31 December 2015, short-term loans of the Company and its subsidiaries totaled RMB49.883 billion (2014: RMB43.529 billion). Loans from banks were charged at interest rates ranging from 3.19% to 5.60% per annum (2014: 4.00% to 6.00%). Short-term bonds payable by the Company and its subsidiaries totaled RMB19.348 billion (2014: RMB18.245 billion).

As of 31 December 2015, long-term loans of the Company and its subsidiaries totaled RMB78.379 billion (2014: RMB65.031 billion), including RMB denominated loans of RMB62.441 billion (2014: RMB48.413 billion), U.S. dollar denominated loans of approximately US$473 million (2014: US$542 million), Euro denominated loans of approximately €49 million (2014: €58 million), and Singaporean dollar denominated loans of S$2.697 billion (2014: S$2.774 billion). The U.S. dollar denominated loans charged at floating interest rate were US$473 million (2014: US$539 million), and all of the loans denominated in Singapore dollar were floating-rate borrowings. For the year ended 31 December 2015, long-term bank loans of the Company and its subsidiaries had interest rates ranging from 0.75% to 6.55% per annum (2014: 0.81% to 6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders at the annual general meeting), the Company expects to pay a cash dividend of RMB7.144 billion for 2015.

2.5	Maturity profile of loans

(RMB billion)
Maturity Profile	2016	2017	2018	2019	2020

Principal amount planned for repayment	92.735	15.390	13.203	13.221	6.407

Interest amount planned for repayment	6.385	3.419	2.767	2.133	1.531

Total	99.120	18.809	15.970	15.354	7.938

Note:

The amount of the principal to be repaid in 2016 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

Based on the overall requirements of China’s energy production and consumption reforms, the Company will establish a concept of innovation, coordination, and green, open and shared development, take the initiative to adapt to the new norm, respond to new challenges, follow the objective to establish world first-class companies with international competitiveness, be centered on improving the quality and performance of its development, and seek to accelerate the transformation and upgrading of the Company. The Company will also pursue a mechanism under the principle that management shall be centered on competitiveness improving, operations shall be centered on customers, development shall be centered on market demands, so as to strengthen the strategic leadership and continuously improve its core competitiveness. The Company aims to consolidate its leading position in the conventional energy sector, speed up the new energy development, improve the synergy within the industry, expand the sales service region, accelerate the international layout, digitize Huaneng International, realize the all-around improvement of the Company’s operating results, quality performance and corporate vitality, and build the Company into an internationally leading public power producer with standardized management, advanced technologies, energy saving and environment-friendly, reasonable operating structure, outstanding operations, sound corporate governance and superior market value.

D.	TREND ANALYSIS

It is predicted by China Electricity Council that, in 2016, total electricity consumption nationwide will grow by 1% to 2% and 2016 will see newly installed generating capacity of approximately 100 million kW, of which non-petrochemical energy capacity is 52 million kW, representing a higher percentage to around 36% of the total installed capacity; the full-aperture installed capacity nationwide is expected to reach 1.61 billion kW, an 6.5% increase compared to that of 2014, of which capacity for hydropower, nuclear power, wind power and solar power is 330 million kW, 34.5 million kW, 150 million kW and 57 million kW respectively.

In 2016, electricity supply and demand in China will be generally on easing/availability with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Northern region where several provinces are abundant, and broadly balanced supply in Central, Eastern, and Southern regions, where a number of provinces are abundant Based on the mid-value of the growth rate of total electricity consumption ranging from 1% to 2%, in 2016 the annual power generation utilization hours are expected to be around 3,700 hours, and the utilization hours of thermal generating equipment are estimated to be 4,000 hours.

According to estimates by the Center for Forecasting Science of Chinese Academy of Sciences, the output of natural coal will be 3.6 billion tons, represent a 4.2% decrease compared to that in 2015. It is estimated that a weak-supply-and-weak-demand situation would appear. Although the “Cut Excessive Capacity” policy would influence the coal price, the structural oversupply of coal capacity still lingers and will remain unchanged. Railway transport and air freight capacity will further loosen. Due to effect of RMB exchange rate and volatility of domestic coal market, less coal may be imported but coal import will still constrain the domestic coal price. The Company estimates that the coal price in 2016 will be fluctuating within a narrow range.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company directly held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2015, Shenzhen Energy distributed 5 shares of stock dividend out of every 10 shares to its shareholders, therefore the Company held 992 million shares of Shenzhen Energy. These investments brought a profit of RMB426 million for the Company for the year ended 31 December 2015 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB151 million for the year ended 31 December 2015 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS

As of 31 December 2015, the Company and its subsidiaries had 42,039 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2015 the Company provided guarantees of approximately RMB12.366 billion for the long-term bank borrowings of Tuas Power.

As of 31 December 2015, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
As of 31 December 2015, short-term loans of RMB307 million represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

(2)	As of 31 December 2015, a long-term loan of approximately RMB18 million of a subsidiary of the Company was secured by territorial waters use right with net book value of RMB78.38 million.

(3)	As of 31 December 2015, a long-term loan of RMB67 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of approximately RMB150 million.

(4)	As of 31 December 2015, the long-term loans of approximately RMB9.558 billion were secured by future electricity revenue of the Company and its subsidiaries.

(5)	As of 31 December 2015, the restricted bank deposits of the Company and its subsidiaries were RMB60 million.

(6)	As of 31 December 2015, notes payable of RMB13.70 million were secured by bank acceptance notes receivable of the Company and its subsidiaries with net book value amounted to RMB13.70 million.

H.	ACCOUNTING STANDARDS HAVING MATERIAL IMPACT ON THE COMPANY’S FINANCIAL STATEMENTS

For the significant changes in accounting policies of the Company for the year ended 31 December 2015, see Note 2 to the financial information extracted from financial statements prepared in accordance with IFRS.

I.	IMPAIRMENT SENSITIVITY ANALYSIS

1.	Goodwill impairment

The Company and its subsidiaries conducts impairment test on each individually goodwill at the end of each year. In 2015, due to continuous operating loss of the power plant assets as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff, and the effect of deteriorating coal market price on the coal assets under construction, the goodwill arising from the acquisition of Diandong Energy was fully impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2015 approximately amounted to RMB1.106 billion in total.

For goodwill allocated to cash-generating units (“CGUs”) in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB14 million and RMB180 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB11 million and RMB59 million, respectively.

2.	Impairment of property, plant and equipment and mining rights

The Company and its subsidiaries will test its property, plant and equipment and mining rights suffered any impairment whenever an impairment indication exists.

In 2015, impairment losses for certain property, plant and equipment and mining rights of approximately RMB1.808 billion have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of oversupply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of the low level of water inflow to the main dam. And as a result of the low demand of coal-fired power in local market, the management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction was fully impaired.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB224 million and RMB1,566 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment and mining rights of the Company and its subsidiaries would decrease totalling by approximately RMB112 million and RMB54 million, respectively.

J.	RISK FACTORS

1.	Risks relating to power market

The Company is faced with market risks as follows: firstly, the overall power demand is declining since the economic growth slows down and as a result, the growth rate of power consumption nationwide decreased to 0.5% from a double-digit speed in the past few years. Secondly, the generating units in operation is overly abundant resulting from a large scale of construction of power generating units in recent years, which led the continuing decrease in the average utilization hours nationwide of power plants. Thirdly, the Company is centralized on thermal power generation which are mostly located in South-eastern coastal areas. Due to the operation of new hydropower units in South-western region, seashore nuclear power station and multiple West-to-East UHV transmission lines, the power generation volume of the Company is currently under a great challenge. Fourthly, as the reform of power system deepens, the proportion of retail power transaction will grow and the current market pattern will change correspondingly with more intense competition. Overall, the factors mentioned above will all influence the power generation of the Company.

The Company will further implement various government policies and improve its power supply pattern, strengthen its efforts in analyzing and studying relevant policies and conditions of power market, design effective marketing strategies to respond to market change, and make efforts to effectively participate in both market transactions and the transactions subject to government plans. By leveraging strengths on efficiency, energy saving and environment protection of its generating units, the Company will take initiatives to participate in various transactions, maintain and strive to expand market share, effectively increase equipment utilization hours and strictly control the risks in electricity market.

2.	Risks relating to electricity tariff

2016 will see further reform of China’s power market. The key element of the electricity tariff reform, will affect the electricity pricing trend in many aspects. In December 2015, NDRC published the Circular on Several Matters to Improve the Coal-Fired Electricity Price Linkage Mechanism to clarify the cycle and measurement method of coal-fired electricity price linkage. In the same month, NDRC distributed the Circular on Reducing the Feed-in Tariff for Coal-fired Power and Electricity Prices for General Industrial and Commercial Use, to declare its decision to lower the feed-in tariff for coal-fired power and electricity prices for general industrial and commercial use by average RMB0.03/kWh. On 1 January, 2016, the tariff for coal-fired generating units has been lowered according to China’s coal-fired electricity price index; the tariff level of direct trading power of major users in some regions has further slipped, which will cause certain effect on the electricity prices.

The Company will closely monitor relevant government policies and power market reform development, strengthen communication with central and local pricing authorities, and actively support the government to establish a reasonable, fair and regulated market environment. The Company will also strictly implement state tariff policies to seek the policies regarding environmental protection tariff as well as standard tariffs for the electricity generated by newly operated generating units are timely put in place.

3.	Risks relating to environmental protection policies

In 2016, China will further its ecological civilization progress with the formulation and implementation of Action Plan on Air Pollution Prevention and Treatment, Action Plan of Energy Saving, Emission Reduction, Upgrading and Transformation (2014-2020), Target Missions for Central Generating Enterprises in Energy Saving, Emission Reduction (2015), Upgrading and Transformation, Integrated Reform Plan for Promoting Ecological Progress and the new Environmental Protection Law, the national standards for energy saving environmental protection will be pushed higher and the environmental protection restrictions for energy development will be tightened, which will further increase the energy saving and transformation costs of the coal-fired generating sets which account for a high percentage of the Company’s installed capacity.

The Company will diligently comply with relevant environmental protection laws and regulations, actively perform social responsibilities, and make efforts to increase the percentage of power production capacity generated by clean energies and high-volume thermal power generating units. The Company will reinforce its efforts in technical renovation of existing generating units and make ultra-low emission transformation to coal-fired generating units. The Company will also take environmental protection measures in the early stage, construction, and operation of all projects.

4.	Interest rate risks

The interest-bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to RMB loan contracts will be determined based on and regularly adjusted because of the adjustment of benchmark lending interest rates published by the PBOC. The PBOC will continue to exercise a stable and elastic moderate currency policy, which will help reduce financing costs of the Company.

In the Singaporean capital market, the SOR interest rate will continue to rise as a result of increase of US dollar lending rates as well as depreciation of Singapore dollar, which is anticipated to increase financing costs of Tuas Power. With close watch on changes in domestic and overseas capital markets, the Company will maintain its good reputation on the capital markets, make reasonable financing arrangements, explore new financing methods, and strive to control financing costs subject to the satisfaction of funding requirements.

5.	Risks relating to coal market

2016 will still see a slow increase in China’s economy and slower demand growth. The utilization hours of thermal power will further drop and the oversupply situation in coal industry still remains unchanged, and airfreight and railway capacity remain loose. However, the coal market still has uncertainties: the government will set out to carry out “Supply Side” reform to strengthen cleaning the oversupply capacity and “zombie enterprises,” so that the fluctuation on the coal supply side will bring certain degree of risks to the fuel cost control.

The Company will closely monitor the changes in policies and coal market, enhance its cooperation with competitive major mines, continuously explore new sourcing channels, conduct bidding of existing commodities, perfect the imported coal business, strengthen the refining management of the fuel and strive to control fuel costs.

CORPORATE GOVERNANCE REPORT

The Company has been consistently stressing the importance of corporate governance. Through years of exploration and practice, it has gradually built up a sound and regulated corporate governance structure and an effective system of rules that caters for the development of the Company. The Company insists on adopting the principle of “maximizing the benefits of the Company and all shareholders” as the starting point and treats all shareholders fairly in order to strive for the generation of long-term, stable and growing returns for shareholders.

The Company has complied with the provisions of the Corporate Governance Code in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during this reporting period.

(a)	CORPORATE GOVERNANCE PRACTICES

In recent years, the Company adopted the following measures to strengthen corporate governance and to enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

Apart from complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing venues and the supervision of investors at large. Accordingly, our fundamental principle is to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, acting with honesty and integrity, complying with the law and operating in accordance with the law.

Over the past years, the Board of the Company has formulated and implemented the Rules of Procedures for General Meetings, the Rules of Procedures for the Board Meetings; the Rules of Procedures for the Supervisory Committee Meetings, the Detailed Rules on the Work of the General Manager, the Terms of Reference of the Strategy Committee under the Board of Directors, the Terms of Reference of the Audit Committee under the Board of Directors, the Terms of Reference of the Nomination Committee under the Board of Directors, the Terms of Reference of the Remuneration and Appraisal Committee under the Board of Directors, and the System on Work of Independent Directors, the System on Work of Independent Directors, on the Annual Report and the Working Guidelines on Annual Report for the Audit Committee. The Board has proposed certain amendments to the Articles of Association according to the applicable laws and the needs of the Company.

In October 2014, taking into account the regulatory requirements and the Company’s actual needs, the Company adopted the Board Member Diversity Policy (the “Diversity Policy”) in accordance with the requirements of the Hong Kong Stock Exchange, aiming to further enhance its corporate governance standard. The Diversity Policy consists of seven parts, namely Purpose, Significance, Representation of Policy, Measurable Targets, Monitoring and Reporting, Audit Policy and Disclosure of the Policy.

The Board takes joint responsibility for the corporate governance of the Company. During the reporting period, the Board has included the following in its scope of powers and duties:

‧
Formulating and reviewing the Company’s corporate governance policy and general rules, and making such amendments as it deems necessary to such policy and rules in order to maintain the effectiveness thereof;

‧	Reviewing and monitoring the training and sustained professional development of the Company’s directors and senior management;
‧	Reviewing and monitoring the Company’s policy and general rules for complying with laws and regulations;
‧	Formulating, reviewing and monitoring the codes of conduct and compliance handbook applicable to the Company’s directors and employees; and
‧	Reviewing the Company’s compliance with the Code and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company has been stressing the importance of public information disclosure. The Company has established the Information Disclosure Committee comprised of managers of various departments and headed by the Vice President and the Chief Accountant, which is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday, chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Connected Transactions Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Management Measures of Insider Information, the Annual Report Information Disclosure Significant Errors Accountability Regulations and the Rules on the Management of the Shares Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc..

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, the Company’s production, operation and operating results in a timely manner, which shall become the basis of external communication of the Company after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

In 2015, the Company continued to carry out various detailed work on the preparation of financial reports, standardized financial operation and internal control under the principle of acting with honesty and integrity and treating shareholders in a fair manner. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting regulations, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Provisions on Construction Accounting, the Provisions on Fixed Assets Management, Lists of Fixed Assets and the Provisions on Cost Management. The Company’s Board, Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the authenticity and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the separation of personnel in organizational structure and specifically established the relevant institution responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has successively formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of Funds Receipts and Expenses, the Measures on the Appraisal of Management of Funds Receipts and Expenses, the Measures on Use and Management of Funds in Large Sums by the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, the Measures on the Management of Derivative Financial Product Transactions, the Measures on the Management of External Guarantee and the Measure on the Management of Regulating Fund Transfers with Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged registered accountants to conduct an examination on the use of funds by the controlling shareholder and other related parties and issue individual statements according to the requirements of the CSRC and the Shanghai Stock Exchange, and there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

4.
The overall objective of the Company’s internal control work is to promote the implementation of corporate strategies, in particular, to provide reasonable assurance for the compliance of the Company’s operation and management with applicable laws and regulations, the security of the Company’s assets and the authenticity and completeness of the Company’s financial reports and relevant information, so as to promote the overall improvement in efficiency and effectiveness of operations.

The Company has developed sound system rules for five types of operations including development and construction, production and operation, financial assets, comprehensive management and supervision and evaluation, thereby achieving systematic management. In addition, the Company fully collates the potential internal and external risks and various business processes and designs the Internal Control Handbook which sets out detailed provisions for 23 business processes (including income, procurement of materials, fuel management, fund management) and 19 soft elements (including organizations structure, human resources management, anti-embezzlement, risk management) from five perspectives (control environment, risk evaluation, control process, information and communication, monitoring), fully describes the policy and principles of the Company, clarifies the working procedure and responsibility of each job position in the Company and regulates the standard procedure for dealing in the businesses of the Company, thus setting out clear procedures for its system. The Company has also complied the Internal Control Assessment Handbook to help implement the three-level management system for internal control assessments as well as internal control assessment mode which integrates routine assessments with focused surveillance, with a view to standardize the procedures and assessment method of internal control assessments and regulate the procedures and standards for deficiency definition, striving to standardize and regulate its internal control assessments. Each year, the Company evaluates the practicality and effectiveness of the above systems and makes regular modifications and improvements to them as part of the dynamic maintenance of the internal control system. During the year, the Company officially launched the fifth edition of the “Internal Control Handbook” and the risk control matrix focusing on the internal control over its non-financial reporting business process, fully reflecting the latest requirements of domestic and foreign laws and regulations and internal management of the Company and further enhancing the construction of the internal control system and optimizing the management procedures of the Company, which is instrumental in improving the Company’s internal control and management level.

The Company has established 48 items of risks falling into 16 categories involving strategy, operation, finances, malpractice, fundamental construction and fundamental management, and assigned the work of risk control to business departments at all levels. The Internal Control Handbook provides for control measures against the risks identified and defines key control points through which the responsibility of internal control is allocated to each working position, so that all the staff members of the Company become a part of the internal control construction force. The Company adopts a routine assessment system, where internal control assessors are designated to all the departments and subordinate entities to conduct monthly internal control assessments. It also builds up three levels of assessments (the Company, the regional branches, the grass roots units) through the internal control management system to track the implementation of control in real-time. During the year, the Company has successfully completed the 12 months of routine internal control assessments and examined the high risk entities based on the risk evaluation results, thereby effectively safeguarding and promoting the sustained and healthy development of the Company’s businesses and ensuring the sound and stable operation of the internal control system. Taking into account the new requirements on and changes in its business and management as well as its advanced experience and common issues accumulated over the years, each year the Company organizes all-around multi-level internal control trainings to deliver a full-range propaganda on the philosophy and knowledge for internal control, which helps building up the internal control environment inside the Company.

The internal control management department, the internal audit department and the external auditors report separately on their internal control work to the Audit Committee on a regular basis, which ensures the sustained and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, and regularly conducts internal control target review and comprehensive evaluation. Results of the comprehensive evaluation are announced throughout the Company, and appraisal results are timely published to draw all levels’ attention to the quality of the internal control work so as to effectively achieve the objective of strengthening management through internal control.

Based on a comprehensive assessment, the Board believes that, as of 31 December 2015, the Company has maintained effective financial reporting internal control in all material respects in accordance with the Fundamental Regulatory Guidelines on Enterprise Internal Control (and its guidance) and Section 404 of the Sarbanes-Oxley Act. Besides, the Company has not found any material defect in non-financial reporting internal control.

The above systems and measures have formed a sound management framework for our production and operation. They ensure the ongoing standardization of operations of the Company and gradual enhancement of corporate management quality. In 2015, the Company continued to deliver promising performance in the capital market. The Company received a number of honours and awards, including being named as one of the “Top 100 Listed Companies Most Respected by Investors” by China Association for Public Companies, and awarded the “Golden Ox of Top 100 Listed Companies” by China Securities Journal, the “100 Strong Value Companies Listed on China Main Board” by Securities Times and the “Best Listed Company” award of the China Securities Golden Bauhinia Awards. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for seven consecutive years and ranked 44th for the year, with its ranking continuing to move higher. These honours helped to further improve the corporate image of the Company in the domestic and overseas capital markets.

(b)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant binding provisions on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Company Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	BOARD OF DIRECTORS

The Company’s Board of Directors comprised 15 members. In the Eighth Session of the Board of Directors, Mr. Cao Peixi is the Chairman, and Mr. Guo Junming is the Vice Chairman of the Board; the Executive Directors of the Company are Mr. Cao Peixi, Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors are Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Zhu Yousheng and Ms. Li Song. The Company has five Independent Non-executive Directors comprising one-third of the members of the Company’s Board of Directors, namely, Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing.

The Board of Directors of the Company had held eight meetings during this reporting period including regular meetings and ad hoc meetings. For details, please see related announcements.

Details of the attendance of directors at the Board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Attendance rate (%)

Executive Directors
Cao Peixi	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Liu Guoyue	8	8	0	100%
Fan Xiaxia	8	8	0	100%

Non-executive Directors
Guo Junming	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Li Shiqi	8	8	0	100%
Huang Jian	8	8	0	100%
Mi Dabin	8	8	0	100%
Guo Hongbo	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Zhu Yousheng	5	5	0	100%
Li Song	8	7	1	87.5% (Attendance by proxy rate: 12.5%)

Independent Non-executive Directors
Li Zhensheng	8	8	0	100%
Zhang Shouwen	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Yue Heng	8	8	0	100%
Geng Jianxin	5	5	0	100%
Xia Qing	5	5	0	100%

Resigned Directors
Xu Zujian	3	3	0	100%
Qi Yudong	3	3	0	100%
Zhang Lizi	3	3	0	100%

As stated in previous Corporate Governance Reports of the Company, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the report on the Company’s operating results and makes timely decision. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, first quarterly meeting, half-yearly meeting and third quarterly meeting.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their annual confirmation letters of 2015 in relation to their independence according to the requirements of the Listing Rules.

The directors of the Company complied with the provisions of laws, administrative regulations and the Company’s Articles of Association and actively fulfilled their duty of loyalty and diligence. Apart from regular and ad hoc meetings, the directors of the Company obtained adequate information through the Chairman office meetings and the President office meetings in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and the execution and implementation of clauses of material agreements. The directors of the Company reviewed corporate briefings and other materials on a regular basis to learn about the production and operation of the Company. The Independent Directors solved practical issues for the Company via on-site survey. The professional committees under the Board proactively performed their duties and made suggestions and proposals for the development of the Company, which provides grounds for the Board to make correct decisions.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the establishment or cancellation of proposals to develop construction projects; (2) to examine and approve the proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch or branch organs; (5) to examine and approve other major issues.

The Board has summarized the execution and implementation of work for the past year and, in doing so, considered the opinions of the Supervisory Committee and the management. It believes that it has effectively fulfilled its duties and protected the interests of the Company and its shareholders.

The directors who attended the 2015 First Extraordinary General Meeting of the Company were Guo Junming (Vice Chairman of the Board) and Mi Dabin (Director). The directors who attended the 2014 Annual General Meeting of the Company were Guo Junming (Vice Chairman of the Board), Li Shiqi (Director) and Yue Heng (Independent Non-executive Director and Chief Member of the Audit Committee under the Board).

(d)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.
The division of duties of the Board and the senior management is the same as what has been disclosed in previous Corporate Governance Reports.

(e)	NON-EXECUTIVE DIRECTORS

According to the provisions of the Articles of Association, the term of office of members of the Board of the Company shall not exceed three years (including three years) and the members are eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Names of Non-executive Directors	Term of office

Guo Junming	18 September 2014-2017
Li Shiqi	18 September 2014-2017
Huang Jian	18 September 2014-2017
Mi Dabin	18 September 2014-2017
Guo Hongbo	18 September 2014-2017
Zhu Yousheng	25 June 2015-2017
Li Song	18 September 2014-2017

Resigned director	Term of office

Xu Zujian	18 September 2014-25 June 2015

(f)	DIRECTORS’ REMUNERATION

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee. The committee operates normally under the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. As the executive directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as executive directors. Their salaries were recorded in the annual total remuneration and managed in accordance with the Company’s internal pay rules. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange.

Members of the Eighth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee are Mr. Geng Jianxin, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Zhu Yousheng, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing, of whom Mr. Geng Jianxin, Mr. Li Zhensheng, Mr. Yue Heng and Mr. Xia Qing are Independent Non-executive Directors. Mr. Geng Jianxin acts as Chief Member of the Remuneration and Appraisal Committee. (Qi Yudong (Chief Member), Xu Zujian (Member) and Zhang Lizi (Member) resigned their posts as members of the Board and the Remuneration and Appraisal Committee on 25 June 2015).

The operation of the Remuneration and Appraisal Committee under the Board of Directors properly follows the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The first meeting for 2015 was convened on 23 March 2015, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2015 was approved. In the new financial year, the Remuneration and Appraisal Committee will carry out its work in a timely manner pursuant to the above rules on work according to the actual situation.

During the reporting period, the attendance of meeting of the Remuneration and Appraisal Committee of the Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2015 First Meeting of the Remuneration and Appraisal Committee of the Eighth Session of the Board of Directors	23 March 2015	Qi Yudong, Xu Zujian, Li Zhensheng, Yue Heng, Zhang Lizi	Liu Guoyue, Guo Hongbo

(g)	NOMINATION OF DIRECTORS

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee operates normally under the Detailed Rules on the Work of the Nomination Committee and is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

The Nomination Committee of the Board of Directors shall comprise 7 members. Members of the Eighth Session of the Nomination Committee under the Board are Mr. Li Zhensheng, Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Zhang Shouwen, Mr. Yue Heng and Mr. Geng Jianxin, of which Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng and Mr. Geng Jianxin are Independent Non-executive Directors. Mr. Li Zhensheng acts as Chief Member of the Nomination Committee. (Qi Yudong (Member) resigned his post as member of the Board and the Nomination Committee on 25 June 2015).

The Nomination Committee of the Board operates normally under the Detailed Rules on the Work of the Nomination Committee of the Company. On 23 March 2015, the Committee held its first meeting for 2015, at which the Proposal on Change of Directors of the Company and the Proposal on Appointment of the Vice General Manager of the Company were considered and passed. The Committee examined the qualifications of the candidates for directors and senior management of the Company and submitted corresponding examination reports to the Board for reference in decision-making. In the coming financial year, the Nomination Committee will carry out relevant work in accordance with the aforesaid detailed work rules based on actual conditions in due course.

During the reporting period, the attendance of meeting of the Nomination Committee of the Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2015 First Meeting of the Nomination Committee of the Eighth Session of the Board of Directors	23 March 2015	Li Zhensheng, Fan Xiaxia, Mi Dabin, Li Song, Qi Yudong, Zhang Shouwen,Yue Heng	/

(h)	REMUNERATION OF AUDITORS

KPMG and KPMG Huazhen LLP were appointed as the international and domestic auditors of the Company for 2015, respectively. For the twelve months ended 31 December 2015, the total auditors’ remuneration amounted to RMB41.64 million (including remuneration paid to other auditors in addition to that of the principal auditors).

(i)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which operates normally under the Detailed Rules on the Work of the Audit Committee and is mainly responsible for assisting the Board of Directors in supervising: (1) the authenticity of the financial statements of the Company; (2) the compliance by the Company with laws and regulatory requirements; (3) the qualification and independence of the independent auditors of the Company; (4) the performance of the independent auditors and the internal audit department of the Company; and (5) the control and management of the related-party transactions of the Company.

The Audit Committee under the Board of the Company holds four regular meetings per annum and has at least two separate meetings with the external auditor of the Company to hear reports on audit plans, work arrangements, audit results, etc. The Board formulates the Management Measures on Hotlines and Mailboxes for Informants, pursuant to which the Audit Committee is responsible for the management of the informants’ hotlines and mailboxes.

Members of the Audit Committee of the Board of Directors shall comprise five independent non-executive directors. Members of the Audit Committee of the Eighth Session of the Board of Directors are Mr. Yue Heng, Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Geng Jianxin and Mr. Xia Qing, respectively. Mr. Yue Heng acts as the Chief Member. (Qi Yudong (Member) and Zhang Lizi (Member) resigned their posts as members of the Board and the Audit Committee on 25 June 2015).

During the reporting period, the Audit Committee had held seven meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s legal advisor, external auditors, management and the relevant departments separately and exchanged ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinions and made certain proposals.

During the reporting period, the attendance of meetings of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2015 First Meeting of the Eighth Session of the Audit Committee	27 February 2015	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi	/

2015 Second Meeting of the Eighth Session of the Audit Committee	23 March 2015	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi	/

2015 Third Meeting of the Eighth Session of the Audit Committee	20 April 2015	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi	/

2015 Fourth Meeting of the Eighth Session of the Audit Committee	24 August 2015	Yue Heng, Li Zhensheng, Qi Yudong, Geng Jianxin, Xia Qing	Zhang Shouwen

2015 Fifth Meeting of the Eighth Session of the Audit Committee	19 October 2015	Yue Heng, Li Zhensheng, Zhang Shouwen, Geng Jianxin, Xia Qing	/

2015 Sixth Meeting of the Eighth Session of the Audit Committee	26 October 2015	Yue Heng, Li Zhensheng, Zhang Shouwen, Geng Jianxin, Xia Qing	/

2015 Seventh Meeting of the Eighth Session of the Audit Committee	24 November 2015	Yue Heng, Li Zhensheng, Zhang Shouwen, Geng Jianxin, Xia Qing	/

(j)	RESPONSIBILITY ASSUMED BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant regulations and applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

The reporting responsibility statements made by the auditors of the Company in relation to the financial statements of the Company are set out in auditor’s reports on pages 101 to 102.

(k)	SENIOR MANAGEMENT’S INTEREST IN SHARES

None of the senior management of the Company holds any shares of the Company.

(l)	STRATEGY COMMITTEE

According to the requirements of regulatory authorities of the jurisdictions where the Company is listed and the requirements of the Company’s Articles of Association, the Board of Directors of the Company set up the Strategy Committee. The Strategy Committee operates normally under the Detailed Rules on the Work of the Strategy Committee and mainly takes the following responsibilities:

(1) to study and make suggestions on the Company’s long-term development strategies and plans; (2) to study and make suggestions on material investment and financing proposals which require the approval of the Board of Directors; (3) to study and make suggestions on material production and operational decision-making projects which require the approval of the Board of Directors; (4) to study and make suggestions on other material matters that will impact the Company’s development; (5) to monitor the implementation of the above matters; and (6) other matters required by the Board of Directors.

Members of the Strategy Committee of the Eighth Session of the Board of Directors comprised six directors, namely Mr. Liu Guoyue, Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng and Mr. Xia Qing, of whom Mr. Li Zhensheng and Mr. Xia Qing are Independent Non-executive Directors. Mr. Liu Guoyue acts as the Chief Member of the Strategy Committee. (Zhang Lizi (Member) resigned her post as member of the Board and the Strategy Committee on 25 June 2015).

On 20 April 2015, the Strategy Committee considered and approved the Comprehensive Risk Report of Huaneng Power International, Inc. for 2015 which was submitted to the Audit Committee of the Board of the Company for consideration on 24 August 2015. On 19 October 2015, the Strategy Committee considered and approved the Risk Analysis Report of Huaneng Power International, Inc. for the first half of 2015.

The risk management work operates effectively to cover all kinds of risks, thus continuously strengthening and improving the internal control and risk management mechanism of the Company.

(m)	TRAININGS FOR DIRECTORS AND SENIOR MANAGEMENT

Each year the Company organizes its directors and supervisors to attend trainings arranged by regulatory authorities. During the reporting period, the directors and supervisors of the Company attended the 2015 Training for Directors and Supervisors organized by CSRC Beijing Regulatory Bureau. The Secretary to the Board of the Company attended the Continuing Development Training for Board Secretaries and some seminars held by the Hong Kong Institute of Chartered Secretaries.

For every six months, the Company holds a meeting where legal counsels of all three listing jurisdictions make presentations to all the independent directors of the Audit Committee about latest updates on regulatory requirements, application of the Company’s corporate systems and rules and the compliance by the Company with regulations of the listing places.

According to the records provided by the directors and supervisors, we set forth below a summary of the trainings received by the Company’s directors and supervisors during the period from 1 January 2015 to 31 December 2015:

Name of director/supervisor	Type of Continuing Professional Development Plan

Cao Peixi	A, B
Guo Junming	A, B
Liu Guoyue	A, B
Li Shiqi	A, B
Huang Jian	A, B
Fan Xiaxia	A, B
Mi Dabin	A, B
Guo Hongbo	A, B
Zhu Yousheng	A, B
Li Song	A, B
Li Zhensheng	A, B
Zhang Shouwen	A, B
Yue Heng	A, B
Geng Jianxin	A, B
Xia Qing	A, B
Ye Xiangdong	A, B
Mu Xuan	A, B
Zhang Mengjiao	A, B
Gu Jianguo	A, B
Wang Zhaobin	A, B
Zhang Ling	A, B

Name of resigned director/supervisor	Type of Continuing Professional Development Plan

Xu Zujian	A, B
Qi Yudong	A, B
Zhang Lizi	A, B

Notes:

A:	attending briefings and/or seminars.

B:	reading seminar materials and updates on the latest developments of the Listing Rules and other applicable regulatory requirements.

All the directors and supervisors must submit their training records to the Company on a quarterly basis. The Company Secretary will keep the records for regular inspections. Each of the directors and supervisors of the Company had received more than 15 hours of trainings in 2015.

The Company attaches great significance to the training and continuing professional development of its senior management personnel, and actively attends all kinds of training programs held by relevant State authorities, industry administrative authorities and associations.

(n)	FORMULATION, REVIEW AND INSPECTION OF CODE OF CONDUCT AND COMPLIANCE HANDBOOK FOR EMPLOYEES AND DIRECTORS

The Company has formulated the Employee Handbook to set standards of conduct and regulate the employees’ behavior. The employees of the Company conscientiously comply with the Employee Handbook to enhance moral standards and strengthen correct value orientations.

(o)	SHAREHOLDERS’ RIGHTS

‧	To convene extraordinary general meetings

When any shareholders holding, individually or in aggregate, ten percent or more of the shares of the Company request, the Board shall convene an extraordinary general meeting within two months.

The shareholders holding, individually or in aggregate, ten percent or more of the Company’s shares shall submit a written request to the Board for convening of an extraordinary general meeting, which shall specify the agenda of such meeting. Upon receipt of the said written request, the Board shall convene an extraordinary general meeting as soon as possible. If the Board does not send any notice of convening the meeting within 30 days upon receipt of the written request, the requesting shareholders may convene the meeting on their own within four months upon the Board’s receipt of the request. The procedures for convening such a meeting shall be as close to the procedures adopted by the Board as possible.

‧	To make proposals to the shareholders’ meeting

Any shareholder holding, individually or in aggregate, three percent or more of the total voting shares of the Company may, no later than ten days before a shareholders’ meeting is held, submit provisional proposals to the Board in writing. The Board shall send out a supplementary meeting notice of details of such proposals within two days of the receipt thereof.

Any shareholder holding, individually or in aggregate, one percent or more of the total issued shares of the Company may propose candidates for independent directors for election at the shareholders’ meeting.

‧	To convene extraordinary Board meetings

An extraordinary Board meeting may be held at the request of any shareholders representing one tenth or more of the voting rights of the Company. The Chairman shall, within ten days upon receipt of such request, convene and chair such meeting.

‧	To make enquiries to the Board

The shareholders shall have access to the relevant information of the Company in accordance with the provisions of the Articles of Association, including the Articles of Association of the Company, the share capital, the minutes of shareholders’ meetings and the resolutions of Board meetings and meetings of the Supervisory Committee.

(p)	INSURANCE FOR DIRECTORS

The Company has renewed its Directors Liability Insurance policy of US$10,000,000 in 2015.

(q)	COMPANY SECRETARY

Mr. Du Daming (Vice President and Board Secretary) has been acting as the Secretary to Company under the Listing Rules since 3 May 2012, whose resume is set out in “Profiles of Senior Management”. During the reporting period, Mr. Du had complied with the provisions regarding relevant professional training under Rule 3.29 of the Listing Rules.

SOCIAL RESPONSIBILITY REPORT

The Board of Directors of the Company and all the directors thereof guarantee that this report does not contain any false statement, misleading representation or material omission, and jointly and severally accept responsibilities as to the truthfulness, accuracy and completeness of the content of this report.

This report systematically summarizes the work of Huaneng Power International, Inc. (the “Company”) in 2015 in fulfilling its economic responsibilities, safety responsibilities, environmental responsibilities, staff responsibilities, social responsibilities and so on, with a view to giving a true presentation of the Company’s concrete achievement in promoting comprehensive, healthy and sustainable development in 2015.

This report has been prepared in accordance with the “Guidelines on Preparation of Corporate Report on Performance of Social Responsibilities” issued by the Shanghai Stock Exchange, and with reference to the “G4 Sustainable Development Reporting Guidelines” issued by Global Reporting Initiative (the “GRI”) and the actual performance by the Company. This report is the Company’s social responsibility report published to the general public and the data and contents contained herein are on the basis of the Company’s domestic business.

I.	CORPORATE OVERVIEW AND CORPORATE GOVERNANCE

1.	Corporate Overview

Incorporated on 30 June 1994, the core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. In October 1994, the Company completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”), and was listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 American depository shares (“ADS”). In January 1998, the foreign shares of the Company were listed on the Stock Exchange of Hong Kong Limited by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) on the SSE, of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. In November 2015, the Company completed the non-public issuance of 780,000,000 H Shares. Currently, the total share capital of the Company amounts to approximately 15.2 billion shares.

As at 31 December 2015, the Company’s controlling generation capacity and equity-based generation capacity amounted to 82,331 MW and 74,399 MW respectively. With wide coverage of power plants in 22 provinces, municipalities and autonomous regions in China, the Company is currently one of the largest listed power producers of the state. In addition, the Company has a wholly-owned power company in Singapore.

Since its incorporation, the Company has been committed to system, technology and management innovations. The Company has been the pioneer and has created various milestones within the domestic power industry in areas such as power technology advancement and power plant construction and management, which facilitated the great-leap forward development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also contributed to the improvement of technical and management standards of domestic power generation enterprises.

2.	Corporate Governance

As a public company listed in three stock exchanges, the Company has been subject to regulation by securities regulatory authorities and supervision by the Company’s shareholders. The Company has highly valued the importance of corporate governance by enhancing its corporate governance system, which comprises the general meetings, the Board, the Supervisory Committee and the operation team. It has established an operating mechanism with clear segregation between decision authority, supervisory authority and operation authority to enable each of them to perform their respective responsibilities, implement checks and balances and coordinate with one another, so that the decision-making power of the Board over material issues and the supervision power of the Supervisory Committee can be effectively exercised to ensure the operation team can deal with operational issues in an effective way. Through years of researches and implementation, the Company has gradually formulated a regulated, efficient and enhanced structure for corporate governance, and also established a systematic mechanism that is sound and effective, and suits the own needs of development by the Company.

The Company has been consistently treating all shareholders fairly, and striving for generating long-term, stable and increasing returns for shareholders. The good image of the Company in its integrity in regulation, professional transparency and respect for shareholders has been highly recognized by regulatory authorities and the capital markets. In 2015, the Company received “The Best Listed Company” award of the China Securities Golden Bauhinia Awards, and was awarded the “Golden Ox of Top 100 Listed Companies 2014”. The Company ranked 44th in the Platts Global Ranking and was ranked 39th among the top 500 Chinese listed companies in 2015 by the Chinese edition of Fourtune magazine. The Company was ranked 33rd in the Top 100 Most Profitable Listed Companies in China by China Economic Weekly in 2015, and won the 2nd place of the power industry.

The Company stresses on the importance of information disclosure. The Company has established the Information Disclosure Committee, comprised of managers of various departments and headed by the Vice President and the Chief Accountant, which is responsible for examining the Company’s regular reports. The Company has also adopted the policy of holding weekly information disclosure meetings chaired by the Vice President and the Chief Accountant. The Company’s material issues of the week will be reported in the meeting, thereby ensuring the establishment of a mechanism through which the Company is able to perform relevant information disclosure obligations. The Company made 16 overseas press releases, issued 167 announcements and took participation in 8 investment forums organised by investment banks within and outside China in 2015 to reinforce effective communications with investors.

II.	ECONOMIC RESPONSIBILITY OF THE COMPANY

The Company has further strengthened the control over comprehensive budgetary management, performance benchmark analysis, budgetary tracking, monitor of significant indicators, performance appraisal and rationalization. The Company has also stepped up efforts in implementing closed-loop management of budgets and making full use of the guiding function of comprehensive budgetary management. The Company spared no efforts to push ahead the construction of the “Digitalized Huaneng International” platform, and the Company’s control platform featuring “data platform support, intensive process control and standardized front-end construction” was basically constructed. Efforts were made to deepen development of power plant model in terms of fuel management and to constantly improve the digitization and intelligent management of the whole fuel feeding process of power plants.

Marketing efforts achieved remarkable results. We improved the marketing mechanism, strived to accomplish the planned production targets and vigorously explored the market, which resulted in a base power generation of coal-fired generating unit exceeding the average level of ganged coal-fired generating unit, substantial growth in electricity traded and leadership in utilization hours. The Company took proactive measures to develop customers, and has established strategic cooperation relationship with major users. The Company also strived for policy support, resulting in an increase in tariff for operating gas turbine power plants, and denitration tariff for all coal-fired generating units and deducting tariff for coal-fired generating units that had completed the dust-collection process upgrade. Marketing management on heat supply and tariff collection have been further enhanced.

The Company exerted strict control over fuel costs. Through proactive measures taken after analyzing the market, the purchase price of standard coal decreased significantly to an extent greater than that of BSPI. The Company adjusted the purchase strategy, introduced the competition mechanism, pushed forward tendering purchase of coal, and initiated the tendering purchase of fuel in the regions where can be directly reached by land transportation. We also optimized the structure of procurement, adjusted the flow direction of the coal supplied via land transportation in a timely basis, forming a regional market competition mechanism. Based on the principle of pricing to market, efforts were made to further improve the market-oriented procurement of fuel. The Company optimized imported coal trade, and took advantage of the time-dependent, regional, type advantage characteristics of imported coal, so as to effectively stabilize the domestic coal price.

The Company maintained its leading edge in finance management. Seizing the opportunity arising from “lowering ratio and interest rate reduction” and other favorable policies, the Company vigorously carried out loan-substitution and interest rate adjustment, in an effort to reduce the interest rate of the existing loans. We also gave full play to the advantage of centralized management of corporate finance, and innovatively adopted the internal syndicate, strip financing, finance lease and other methods, so as to diversify its financing channels and achieve the optimum finance cost.

III.	SAFETY RESPONSIBILITY OF THE COMPANY

Upholding the “people first” principle, the Company implemented the new Safety Production Law, and established and improved the safety production accountability system at all levels. Efforts were made to push ahead the pilot implementation of the essence safety management system and standardization of outsourcing management, resulting in a continuous improvement of the safety production level. We also strengthened the construction of “Zero Non-stop” power plant, deepened the standardization of overhaul management, and put more emphasis on quality and efficiency in technical innovation management, thus further enhancing the equipment reliability and long-term safe and stable power generation capacity. During the National Day of 2015, given that Hainan grid transferred to islanded operation as a result of the tripping of Hainan grid and Guangdong 500 KV connection line due to the typhoon named “rainbow”, the Company’s power plants in Hainan promptly launched the contingency plan to ensure the stable operation of power generating units, making great contribution to the safe and stable operation of Hainan power grid during the holiday.

In 2015, the Company did not experience any serious accident or any of above incidents, or any environmental pollution issue, or accident affecting the safe operation of power grids, thus maintaining a stable situation for safe production as a whole. The Company incurred 0.24 unplanned outage/unit per annum on the average, representing an increase of 0.01 outage/unit per annum as compared to the corresponding period last year. 21 power plants did not incur any unplanned outage throughout the year.

IV.	ENVIRONMENT RESPONSIBILITY OF THE COMPANY

The Company strictly abided by the latest environmental protection laws of the PRC, actively assumed the responsibility of environmental protection, pushed forward technical innovation, improved resource use efficiency, vigorously developed clean energy projects, and strived to develop into a quality energy-saving and environment-friendly coal-fired power plant, securing its industry-leading position in terms of index in overall and megawatts units energy consumption. The Company actively responded to the requirement of “circumference-expanding and speeding-up” of the Ministry of Environmental Protection, and set the goal of completing ultra-low emission transformation of all coal-fired generating units in 2017. Seven and seventeen of our generating units were awarded in the national-wide benchmarking and competition for thermal generating units with a capacity of 600 MW and above and 300 MW respectively. We developed the technology for synergistic treatment of fuel gas of coal-fired generating units, which has been successfully applied in various environmental protection renovation and newly-constructed projects, and was acknowledged by the Ministry of Environmental Protection and the industry by virtue of its advantages of energy-saving and environmental-protection. During the events to commemorate the 70th anniversary of the victory of both the world’s anti-fascism war and the China’s resistance war against Japanese aggression, the Company’s power plants strictly complied with the environmental-protection requirements to promote safe and cleaner production, among which the average emission concentrations of nitric oxide, sulfur dioxide and dust from the coal-fired generating units of Beijing Co-generation Power Plant were 10, 2 and 7 Mg/cubic meter, making positive contribution to the target of “Parade Blue”, which was highly regarded by Beijing Municipal Atmosphere Pollution Integrated Management Division.

The Company spared no efforts in pushing forward technological innovation. The Company has constructed the first domestic power plant with double reheat generating unit - Anyuan Power Plant. The high-volume backpressure heating technology was initially adopted in Nanjing Chemical Industry Park and other projects, which were currently under construction. Changxing Power Plant was the first domestic power plant in employing the technology for zero emission of desulfurization waste, which was fully acknowledged by the National Energy Administration. Research on the Technology of Efficient Ultra-supercritical Coal-fired Generating Units with a Capacity of 660 MW won the first prize award of China Electric Power Construction. The state-supported scientific project of Research & Development on above-600C 1,200 MW Ultra-supercritical Power Technology, which was led and undertook by the Company, has passed inspection and acceptance procedures, becoming the main option for newly-constructed large-scale coal-fired power projects. China’s first 700C critical component test platform has been successfully put into operation in Company’s Nanjing Power Plant, which was running smoothly.

In 2015, the Company accomplished its annual targets as set forth in the Statement of Responsibility for Energy Saving and Environment Protection with no violation of the national environmental laws and regulations identified, maintaining its leading position in both domestic and overseas markets in terms of key technical and economic performance indicators. During the year, the Company consumed 132.12 million tons of natural coal and the average coal consumption for power supply of our domestic coal-fired generating units decreased by 0.86 g/kWh as compared to the same period of last year; the water consumption for power supply of thermal generating units was 0.78 kg/kWh, representing a decrease of 0.07 kg/kWh as compared to the same period of last year. Sulphur dioxide and nitrogen oxides emission per unit of electricity were 0.21 g/kWh and 0.26 g/kWh respectively, representing a decrease of 0.12 g/kWh and 0.2 g/kWh respectively as compared to the same period of last year.

V.	STAFF RESPONSIBILITY OF THE COMPANY

1.	Protection of Staff Benefits

(1)	Staff overview

With the belief that “human resources are the forefront important assets”, the Company has actively implemented the strategy of developing the enterprise by talents, focused on the tri-tasks of attracting, training and making good use of talents, accelerated the establishment of a team with high-level and highly skilled talents as core members. As a result, a team of talents with excellent quality, which is well structured, professionally equipped, devoted to careers in Huaneng and in line with the Company’s developmental and strategic needs, has been formed.

As at the end of 2015, the Company had 42,039 employees, 72% of whom had college qualifications and above. Intermediate and higher level professional technicians accounted for 45.2% of the total staffing with professional and technical qualifications.

(2)	Rights protection

The Company has consistently implemented a fair, just and open employment policy and endeavors to implement the “Labor Law”, the “Employment Contract Law” and the “Regulation on the Implementation of the Employment Contract Law”, and other laws and regulations, for strengthening the management of employment contracts. The Company has entered into employment contracts with employees according to related laws and regulations.

The Company has focused on the improvement of the Staff Representative Congress System and the Plant Affairs Publicity System, supported the staff’s active participation in democratic management and guaranteed the staff’s full entitlement to the rights to be informed, to participate, express and supervise. The Company has improved the responsibility system for complaint handling and formulated the system and standards for staff’s benefit claims.

All of the Company’s affiliated enterprises have established trade unions in accordance with the “Trade Union Law”, and the staff’s admission rate remained at the level of 100%. Trade unions at all levels have seriously performed their duties, safeguarded the staff’s legal interests, encouraged the staff to participate in management decision making, jointly accomplished various objectives of the enterprises and assisted in mediating disputes between the staff and the enterprises.

The Company has attached great importance to the staff’s health and safety. All of its affiliated enterprises have established a protection mechanism for the staff’s health and safety. The enterprises have organized physical examinations for all staff annually as well as special physical examinations for the staff who have been exposed to occupational hazards.

(3)	Incentives and protection

The Company has further improved its remuneration allocation system, devised a series of remuneration management procedures in line with the overall strategies, standardized the pay system and criteria and optimized the structure of income mix. The Company has fully implemented the annual salary system for responsible persons of enterprises and the management of remuneration has become more regulated. Staff remuneration has been determined in accordance with the principles of “determining salaries based on the position, receiving compensation based on performance, giving priority to efficiency and emphasizing fairness” and linked to individual performance, thereby establishing a scientific and effective incentive mechanism.

In accordance with the law, the Company has established a social security system for payment of the corporate’s part of the social insurance costs for social welfare protection, including employee pensions and health care benefits. In accordance with the national policy, the Company has also established a corporate annuities and supplementary medical insurance policy to supplement the basic employee pension and medical benefits. The Company has concerned about staff’s production and living, and actively organized “warmth and care delivery” activities, and provided support and help for staff in need.

2.	Support for Staff Development

(1)	Staff training

The Company has emphasized training for all staff, taken full advantages of Huaneng systematic training resources, strengthened the cooperation with external training organizations, developed multi-level, multi-channel and multi-dimensional training, and strived to reinforce general competence of the staff. The major types of training include: orientation training, position training, skill training and international cooperation training.

As at the end of 2015, the Company had 1 member of the “National Hundred, Thousand and Ten Thousand Talent Project” and 13 persons who enjoyed special government allowance. The Company had 8 national technical experts, 58 technical experts of state-owned enterprises and 29 technical experts of the power industry.

(2)	Development opportunities

The Company has emphasized the provision of growth opportunities to its staff so as to realize joint development of the staff and the enterprise. “Guiding Opinions on Strengthening Senior Personnel Rotation in Enterprise” has been formulated to improve their interaction, improving the development of the middle-level senior personnel and strengthening the formation of back-up senior personnel. “Guiding Opinions on Strengthening Middle-level Personnel Management in Enterprise” has also been formulated and different mechanisms regarding retirement of middle-level personnel, competition, post rotation and promotion of younger staff have also been set up. Regulations on further perfecting the mechanism of staff mobilization have been introduced to facilitate optimization of human resources. Qualifications facilitate learning; contests facilitate training; rotation and assessment facilitate the overall improvement of the staff. The development of skill-based talents is facilitated by the implementation of dual-channels advancement mechanism emphasizing the approach of “positions come first, skills come second”.

VI.	SOCIAL RESPONSIBILITY OF THE COMPANY

The Company has adopted the “three-color” as the corporate’s mission, i.e. a “red” company that serves the country with socialism with Chinese characteristics, a “green” company with focus on scientific and technological advancement and environment protection, and a “blue” company that keeps abreast of the world’s development and is oriented in innovative learning. The Company has capitalized on its leading role in the culture of “three-color” companies, so as to pursue sustainable development, serve the State, benefit the community, fulfill our social responsibilities, create a sound internal and external environment, work together with all interested parties to promote economic and social development and share corporate development achievements in order to contribute to a harmonious socialist society.

The Company has attached great importance to ensure supply of power. Our power plants have formulated contingency plans and management measures in order to ensure safe and stable power generation during critical periods. Emphasis has also been put on heat supply management to assure stable functioning of the heating system. The Company successfully completed the mission of securing stable power supply during the 70th anniversary of the victory of Chinese people’s war of resistance against Japanese aggression. Our power plants located in costal areas managed to tide over a number of typhoons.

The Company has actively participated in social charity activities, including new socialist village development, poverty alleviation, education assistance, charitable donations, and positively reciprocated the society and showed our care via a variety of innovative cooperative services. In 2015, the Company donated a total of RMB5.79 million under its name to support local social charity activities.

In the future, the Company will continue to strive for the generation of long-term, stable and increasing returns for shareholders; strive for the provision of adequate, reliable and environmental friendly power for the society; strive for developing itself as a first-class listed power producer with leading technology, excellent management, reasonable layout, optimized structure, industry synergy and remarkable efficiency.

INVESTOR RELATIONS

PHILOSOPHY OF INVESTOR RELATIONS

Huaneng International always highly values the management of investor relations since its listing. The Company communicates with all investors in a wholehearted, equal and respectful manner through timely and diversified two-way channels, enhancing and perfecting the management of investor relations of the Company. In addition, the Company also values the two-way interactive communication of “disclosure” and “adoption”. With its investors “Disclosure”, the Company discloses information including financial position and operating performance to investors accurately, fairly and comprehensively in a responsible manner, which helps investors to understand and recognize the current situation and future development strategy of the Company. As to “Adoption”, the Company makes ready various channels to collect opinions of investors to adopt suggestions and ideas related to its operating activities. Such two-way communication effectively improves the operation management ability of the Company and ultimately maximizes the interests of the Company as a whole and all shareholders.

MECHANISM OF INVESTOR RELATIONS

‧	Establishing meticulous organization and enhancing system development

The Company sets up specific information disclosure organizations (Information Disclosure Committee and Information Disclosure Work Team) and holds routine information disclosure meetings every Monday, making clear the work flow for information disclosure of the Company and guaranteeing the compliance and time effectiveness of information disclosure.

In the meantime, the Company has established the “Measures on Information Disclosure Management”, the “Measures on Connected Transactions Management”, the “Rules on Investor Relations Management”, the “Detailed Rules on the Work of the Information Disclosure Committees”, “Measures on Insider Information Management” and the “Regulations on Accountability for Significant Errors in Annual Report Information Disclosure”, setting out in detail the basic principle, targets, procedures, contents of disclosure, registration and filing of insider information and related accountability. The promulgation and implementation of these regulations further enhanced the information disclosure system of the Company, strengthened the discipline of the Company’s information disclosure, prevented and minimized the insider dealing activities, improved the authenticity, accuracy, completeness and timeliness of information disclosure, so as to protect the legal interests of shareholders.

In addition, the Company has also formulated the “Internal Control System” according to the relevant requirements of the state and Sections 302 and 404 of the “Sarbanes-Oxley Act of 2002”, as well as prepared the “Internal Control Handbook”, further enhancing our corporate governance and ensuring truthful, timely, accurate and complete information disclosure.

Having established a complete and effective control system targeting at the entire process of the Company’s information disclosure, the Company has been able to control potential risks in information disclosure effectively and ensure that all information disclosed by the Company is regulated and effective since its listing. With its timely, accurate and sufficient information disclosure, the Company has been well recognized by domestic and overseas investors and won various awards granted by domestic and overseas investment institutions and professional institutions.

‧	Diversified channels and effective communication

In view of the different needs and nature of different investors – existing investors, potential investors, institutional investors and retail investors, the Company actively holds a variety of investor relations activities in various forms, including phone enquiries, emails, analyst conferences, one-on-one meetings, investment forums, roadshows and reverse roadshows, according to the characteristics of different investors, with a view to achieve all-round and effective communication and establish long-term and stable relations of mutual trust.

The Company insists on handling daily calls and visits made by investors properly. By consistently updating and sorting out the investor database, expanding the investor communication network of the Company, and holding two-way interactive investor relations activities, the Company is able to enhance the understanding and knowledge of investors about the Company, adopt suggestions and ideas put forward by investors, create two-way communication channels and platforms for smooth communication with investors and maximize the interests of the Company and investors.

‧	Timely disclosure and continuous follow-up

The Company discloses its information in a truthful, accurate, complete and timely manner strictly according to the requirements of the regulatory authorities of its listing places, thereby increasing the transparency of and drawing market attention to the Company and enhancing the image of the Company in capital markets. In the meantime, the Company follows up feedbacks from investors consistently and ensures effective communication, with a view to establish stable investor relations.

The Company made 16 overseas press releases and issued 167 announcements within and outside China in 2015.

NOTE TO SHAREHOLDERS

‧	Dividend distribution

The Board proposed a dividend of RMB0.47 (inclusive of tax) per share for 2015. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save as the dividends on foreign shares traded on the Hong Kong Stock Exchange that will be paid in Hong Kong dollars, dividends on other foreign shares will be paid in US dollars. Exchange rates for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.50160 and HK$1 to RMB0.83737 respectively. All the dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

DIVIDENDS

‧	Dividend policy

The Company’s Articles of Association clearly define the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on the condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall adopt a cash dividend policy on the principle that the cash dividend payout shall be no less than 50% of the realized distributable profit stated in the consolidated financial statement that year.

In the future, the Company will continue to adhere to a proactive, balanced and stable dividend policy, persistently enhance its profitability, striving for realization of increasing returns to shareholders.

‧	Declaration of dividends

Since listing, Huaneng International has been given tremendous support and concern by shareholders. The Company has also rewarded shareholders with a persistent, stable and increasing return over the years. The Company has been declaring dividends to shareholders every year since 1998. The accumulated dividend paid amounted to RMB43.101 billion.

Dividend Year	Dividend per share	Earnings per share	Payout Ratio
	(RMB)	(RMB)

1994		0.17
1995		0.24
1996		0.27
1997		0.33
1998	0.08	0.33	24.24%
1999	0.09	0.33	27.27%
2000	0.22	0.44	50.00%
2001	0.30	0.60	50.00%
2002	0.34	0.65	52.31%
2003*	0.50	0.90	55.56%
2004	0.25	0.44	56.82%
2005	0.25	0.40	62.50%
2006	0.28	0.50	56.00%
2007	0.30	0.51	58.82%
2008	0.10	-0.33	N/A
2009	0.21	0.41	51.22%
2010	0.20	0.28	71.43%
2011	0.05	0.08	62.50%
2012	0.21	0.39	53.85%
2013	0.38	0.74	51.35%
2014	0.38	0.76	50.00%
2015**	0.47	0.94	50.00%

*	The Company’s profit distribution plan for 2003 included a cash dividend of RMB5 together with bonus issue of 10 shares for every 10 shares.

**	The dividend plan of the Company for 2015 will be subject to shareholders’ approval at the annual general meeting.

INVESTOR RELATIONS ACTIVITIES

‧	Conferences

In 2015, the Company organized one Hong Kong press conference, one large-group presentation with investment analysts in Hong Kong, one large-group presentation with investment analysts and fund managers in China, two global telephone conferences for the quarterly results and one global telephone conference for interim results.

‧	Roadshows

Roadshow is a commitment of the Company to investors and a specific reflection of respect shown to them. The Company believes that regular face-to-face meetings with investors are instrumental in promoting mutual understanding and providing better services to shareholders. Since its listing, the Company has all along attached importance to communication with investors and has a good reputation in the investment sector.

In 2015, the Company held annual non-deal roadshows in the North America and Europe. The management attended over 40 “one on one” meetings and group meetings with the Company’s former investors, existing shareholders and potential investors, to introduce the operation, future development and outlook of the Company in detail. The meetings effectively improved the communication between the Company and investors and provided investors with in-depth understanding of the Company and the industry. The meetings were welcomed by investors.

‧	Visits by and general enquiries from investors

The Company received nearly 50 groups of institutional investors for company visits and about 200 phone enquiries from investors during the year.

‧	Investment forums

In 2015, the Company attended 8 large investment forums within or outside China, in which over 100 institutional investors were met.

MAJOR CHANGES TO THE ARTICLES OF ASSOCIATION

In 2015, the Company amended its Articles of Association, principally to reflect the changes to the number of issued shares of the Company following completion of the non-public issuance of 365,000,000 H shares took place in November 2014.

REPORT OF THE BOARD OF DIRECTORS

The Directors hereby submit their annual report together with the audited financial statements for the year ended 31 December 2015.

RESULTS SUMMARY

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2015.

For the twelve months ended 31 December 2015, the Company realized operating revenue of RMB128.905 billion, representing an increase of 2.79% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB13.652 billion, representing an increase of 26.91% as compared with the same period last year. Earnings per share amounted to RMB0.94. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.47 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Please refer to the financial information in the appendix for details on the operating results.

BUSINESS REVIEW OF YEAR 2015

In 2015, the Company actively responded to the new trends and demand arising from the development of the power market, and took proactive initiatives to progress the relevant work, so as to maintain overall stable operation in production safety and strict cost control, achieving a record high in its operating results. Meanwhile, the Company continued to fulfill the duties of providing sufficient, reliable and green power to the society.

1.	Operating Results

For the twelve months ended 31 December 2015, the Company realized operating revenue of RMB128.905 billion, representing an increase of 2.79% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB13.652 billion, representing an increase of 26.91% as compared with the same period last year. Earnings per share amounted to RMB0.94.

As at 31 December 2015, net assets per share attributable to equity holders of the Company amounted to RMB5.54, representing an increase of 13.99% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 21 March 2016 and reviewed the 2015 annual results of the Company.

2.	Power Generation

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 320.529 billion kWh, representing an increase of 8.9% year-on-year. The electricity sold amounted to 301.979 billion kWh, representing an increase of 8.8% year-on-year. Newly acquired and newly commissioned generating units mainly contributed to the increase in power generation of the Company.

The annual average utilization hours of the Company’s domestic power plants reached 4,147 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

3.	Cost Control

Fuel costs represented a major part of the operation cost of the Company. By reinforcing cooperation with major coal mines, perfecting pricing mechanism, seizing opportunities arising from the market, continuously exploring new coal resources and conducting spot tender procurement, the Company managed to have a better control over the fuel procurement costs. The annual fuel costs per unit of power sold of the Company’s domestic power plants was RMB173.67/MWh, representing a decrease of 13.68% compared to same period last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2015, the Company continued to lead its peers in terms of production safety, technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 94.40% and its weighted average house consumption rate was 4.60%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 290.96 grams/kWh, which was 1.23 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 308.56 grams/kWh, representing a decrease of 0.86 grams/kWh from that of the same period last year.

The Company continued to increase efforts in comprehensive technological renovation for energy saving and emission reduction of its existing units. Also, the Company gradually upgraded the environment protection facilities of coal-fired generating units, implemented the requirements on ultra-low emissions and new energy consumption standards on coal-fired generating plant and improved the performance of the Company in energy conservation and environmental protection, realizing clean and green development.

5.	Project Development

The construction of power generating projects of the Company progressed smoothly. In 2015, the controlled generating capacity of the newly commissioned coal-fired, gas turbine, wind, hydropower and photovoltaic generating units of the Company was 2,370 MW, 859 MW, 714 MW, 40 MW and 5 MW, respectively. As of 21 March 2016, the Company’s controlled and equity-based generating capacities were 82,331 MW and 74,399 MW, respectively.

6.	Capital Operation

In November 2015, the Company completed the non-public issuance of a total of 780,000,000 new H Shares at the issue price of HK$7.32 each, with total proceeds of approximately HK$5.71 billion from the issuance. Upon completion of the issuance, the total number of issued shares of the Company increased from 14,420,383,440 shares to 15,200,383,440 shares, and the total number of issued H Shares increased from 3,920,383,440 shares to 4,700,383,440 shares.

7.	Overseas Business

In 2015, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. The total market share of Tuas Power in the power generation market for the whole year was 21.7%, representing a decrease of 0.1 percentage point year-on-year. Net loss of the Singapore business attributable to shareholders of the Company for the year amounted to RMB59 million, mainly attributable to significant decrease in profit margin contribution of electricity sales due to persistently low tariff as a result of ongoing oversupply in the power market in Singapore as a large number of generating units were put into operation in recent years.

In 2015, the Company continued to deliver promising performance in the capital market. The Company received a number of honours and awards, including being named as one of the “Top 100 Listed Companies Most Respected by Investors” by China Association for Public Companies, and awarded the “Golden Ox of Top 100 Listed Companies” by China Securities Journal, the “100 Strong Value Companies Listed on China Main Board” by Securities Times and the “Best Listed Company” award of the China Securities Golden Bauhinia Awards. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for seven consecutive years and ranked 44th for the year, with its ranking continuing to move higher.

PROSPECTS FOR 2016

In 2016, the Company will further enhance its market awareness, reformation awareness, innovation awareness and risk awareness. Under the guidance of the “Thirteenth Five-Year Plan”, more emphasis will be attached to market competition, green development and standardized management, in an effort to constantly improve the profitability, competitive strength and sustainable development capability of the Company.

In respect of the power market, the Company will further serve to the market to increase revenue and enhance efficiency, actively take part in market competition and participate in the development of the electricity market. With an aim to increase our market share and equipment operation efficiency, we will strive for a leading position in the region in terms of utilization hours benchmarking. We will strive to achieve a power generation of 315 billion kWh and 3,950 utilization hours by the domestic power plants for the year. Regarding the fuel market, the Company will stick to the market-oriented development, improve the refined management of fuel, and thus further reduce the fuel cost. In respect of the capital market, the Company will make active response to changes in the financial market, expand financing channels, innovate financing products, strengthen internal control over capital and improve capital usage efficiency, continuing to maintain the Company’s leading position in the industry in terms of financing cost. In respect of innovative development, the Company will further facilitate its transformation by pushing forward technological innovation and institutional innovation.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the Financial Highlights on page 8 for the summary of the operating results and assets and liabilities of the Company and its subsidiaries as at 31 December 2015 and for the accounting year then ended.

Please refer to pages 103 to 104 of the financial statements for the operating results of the Company and its subsidiaries for the accounting year ended 31 December 2015, which have been reviewed by the Company’s Audit Committee.

DISTRIBUTABLE RESERVE

The distributable reserve as at 31 December 2015 calculated in accordance with the Company’s Articles of Association is set out in Note 22 to the financial statements prepared under the International Financial Reporting Standards (the “IFRS”).

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB43.101 billion paid.

The Company’s Articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributed profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statements.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.47 (inclusive of tax) for each share to all shareholders for 2015. Final dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2015 annual general meeting, the record date(s) and the period(s) for closure of register for determining the eligibility to attend and vote at the 2015 annual general meeting and the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2015 annual general meeting. Such notice is expected to be issued to the shareholders in April 2016.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

The amendments to published standards adopted by the Company and its subsidiaries for the current year, which are effective for accounting year beginning on 1 January 2015 and relevant to the Company and its subsidiaries, are set out in Note 2 to the financial statements prepared under the IFRS.

PRINCIPAL BUSINESS

The domestic power plants of the Company and its subsidiaries are located in 22 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. The power plant facilities of the Company are technically advanced, highly efficient and stable.

SUBSIDIARIES AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Please refer to Notes 9 and 8 to the financial statements prepared under the IFRS for details of the Company’s subsidiaries and investments in associates and joint ventures.

BONDS

During the year, the Company successfully issued bonds with an amount of RMB19 billion in meeting its operational needs. Please refer to Note 29 to the financial statements prepared under the IFRS for details.

BANK LOANS AND OTHER BORROWINGS

Please refer to Notes 24 and 30 to the financial statements prepared under the IFRS for details of bank loans and other borrowings of the Company and its subsidiaries as at 31 December 2015.

CAPITALIZED INTERESTS

Please refer to Note 7 to the financial statements prepared under the IFRS for details of the capitalized interests of the Company and its subsidiaries during the year.

PROPERTIES, PLANTS AND EQUIPMENT

Please refer to Note 7 to the financial statements prepared under the IFRS for details of properties, plants and equipment of the Company and its subsidiaries during the year.

RESERVES

Please refer to the consolidated statement of changes in equity on pages 108 to 109 of the financial statements prepared under the IFRS for details of statutory reserves of the Company and its subsidiaries.

PRE-EMPTIVE RIGHTS

According to the Articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2015 were China Huaneng Group Fuel Co., Ltd., China Shenhua Group, Shanxi Yangquan Coal Industry Group Company, China National Coal Group Corporation and Huating Coal Group Limited Liability Company respectively. The total purchase from them amounted to approximately RMB20.1 billion, representing approximately 37.68% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2015 were State Grid Shandong Electric Power Company, Jiangsu Electric Power Company, Guangdong Power Grid Corporation, State Grid Zhejiang Electric Power Company and State Grid Shanghai Municipal Electric Power Company. The five customers accounted for approximately 42.20% of the operating revenue for the year while the largest customer, namely State Grid Shandong Electric Power Company, accounted for approximately 11.52% of the operating revenue.

None of the directors, supervisors and their respective close associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) had any interest in the five largest suppliers and customers of the Company mentioned above in 2015.

CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTIONS

The following are the major continuing connected transactions and connected transactions of the Company in 2015 according to the requirements of the Listing Rules:

1.	Continuing Connected Transactions with Huaneng Group and HIPDC

The major continuing connected transactions of the Company are those transactions conducted between the Company and its subsidiaries and certain subsidiaries and/or associates of China Huaneng Group (“Huaneng Group”). HIPDC, as the controlling shareholder of the Company, holds 33.33% of the total issued share capital of the Company. Huaneng Group is holding a 75% direct interest and a 25% indirect interest in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through China Hua Neng Group Hong Kong Limited (“Huaneng Hong Kong”, a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (“Huaneng Finance”, a controlling subsidiary of Huaneng Group). Therefore, Huaneng Group is a connected person to the Company and transactions between the Company and the subsidiaries and/or associates of Huaneng Group constitute connected transactions of the Company under the Listing Rules. The purposes of the Company to enter into such continuing connected transactions with those connected persons were to meet the operational needs of the Company and to get the most favourable terms and conditions from the market from the Company’s perspective. The relevant information regarding the continuing connected transactions was set out in the announcement dated 6 January 2012 and the circular dated 20 January 2012, the announcement dated 20 November 2014 and the circular dated 10 December 2014 and the announcement dated 31 July 2015 published by the Company, particulars of which are summarized as follows:

(i)
Huaneng Group Framework Agreement entered into between the Company and Huaneng Group on 19 November 2014 for a term commencing on 1 January 2015 and expiring on 31 December 2015, and the supplemental agreement entered into between the Company and Huaneng Group on 30 July 2015 (together the “Framework Agreement”). Pursuant to the Framework Agreement, the Company would conduct the following transactions with Huaneng Group and its subsidiaries and associates on an ongoing basis:

‧
Purchase of ancillary equipment and parts relevant to the production operation for the infrastructure construction work for power plants, at terms and the prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of ancillary equipment and parts. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the purchase of ancillary equipment and parts was RMB2.6 billion (inclusive of value-added tax (“VAT“)). The actual transaction amount for the year ended 31 December 2015 was RMB340 million (inclusive of VAT) and RMB302 million (exclusive of VAT).

‧
Purchase of coal and transportation services for power generation, at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the coal price and the terms of the purchase of coal transportation service shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the purchase of coal and transportation services was RMB42.8 billion (inclusive of VAT). The actual transaction amount for the year ended 31 December 2015 was RMB19.359 billion (inclusive of VAT) and RMB16.576 billion (exclusive of VAT).

‧
Leasing of facilities, land and office spaces (mainly power transmission and transformation assets, vessels, power plants land and office spaces) for operational needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the leasing of the same or similar type of facilities, land and office spaces. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the leasing of facilities, land and office spaces was RMB300 million. The actual transaction amount for the year ended 31 December 2015 was RMB293 million.

‧
Purchase of technical services, engineering contracting services and other services for the Company’s operation and production needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of technical services and engineering contracting services. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the purchase of technical services, engineering contracting services and other services was RMB1.2 billion (inclusive of VAT). The actual transaction amount for the year ended 31 December 2015 was RMB812 million (inclusive of VAT) and RMB769 million (exclusive of VAT).

‧
Provision of entrusted sale services (involving mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company), at the terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered by the Company to independent third parties for the same or similar type of services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the provision of entrusted sale services was RMB600 million (inclusive of VAT). The actual transaction amount for the year ended 31 December 2015 was RMB291 million (inclusive of VAT) and RMB288 million (exclusive of VAT).

‧
Provision of entrusted sale services by the Company and its subsidiaries for Huaneng Group and its subsidiaries and associates (involving mainly the use of power generation quota of the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates for substituted power generation) at the terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered by the Company to independent third parties for the same or similar type of services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the Framework Agreement.

For the year ended 31 December 2015, the annual cap of the provision of entrusted sale services was RMB400 million (inclusive of VAT). The actual transaction amount for the year ended 31 December 2015 was RMB135 million.

‧
Sales of products, at coal prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the coal price and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or other related products. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the agreement.

For the year ended 31 December 2015, the annual cap of the sales of products was RMB1.2 billion. The actual transaction amount for the year ended 31 December 2015 was RMB0.

(ii)
Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance on 22 April 2014 for a term of three years commencing on 1 January 2015 and expiring on 31 December 2017. Huaneng Group and the Company hold 51% and 20% equity interests in Huaneng Finance, respectively. Huaneng Finance is a connected person of the Company.

Pursuant to the Huaneng Finance Framework Agreement, the Company would from time to time place deposits with Huaneng Finance at rates which would be no less favourable than those offered by independent third parties for provision of similar services to the Company in China. As no security over the assets of the Company is granted in respect of the note discounting services and loan advancement services provided by Huaneng Finance, such transactions are exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Listing Rules.

For the period from 1 January 2015 to 31 December 2017, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis would not exceed RMB8 billion. For the year ended 31 December 2015, the maximum balance of deposits placed with Huaneng Finance on a daily basis was RMB7.974 billion.

2.	Continuing Connected Transactions with Temasek and its subsidiaries and associates

Upon the completion of the acquisition of SinoSing Power Pte. Ltd. by the Company, TPGS Green Energy Pte. Ltd. became an indirect non-wholly owned subsidiary of the Company, of which 75% is owned by Tuas Power Ltd., an indirect wholly-owned subsidiary of the Company, and the remaining 25% is owned by Gas Supply Pte. Ltd., which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”).

Temasek therefore became a substantial shareholder of a subsidiary of the Company and a connected person of the Company, and the on-going transactions between certain subsidiaries of the Company and  the associates of Temasek (“Continuing Connected Transactions with Associates of Temasek”) became continuing connected transaction of the Company under the Listing Rules.

The Company considers that Temasek meets the criteria for a passive investor under Rule 14A.100 of the Listing Rules. As such, any connected transactions or continuing connected transactions of a revenue nature in the ordinary and usual course of our business and on normal commercial terms with an associate of Temasek, pursuant to Rule 14A.99 of the Hong Kong Listing Rules, will be exempt from reporting, annual review, announcement and independent shareholders’ approval requirement under the Listing Rules. This exemption will be applicable to, amongst other things, the types of Continuing Connected Transactions with Associates of Temasek.

If the exemption is no longer applicable in relation to the Continuing Connected Transactions with Associates of Temasek, the Company will comply with the applicable reporting, annual review, announcement and independent shareholders’ approval requirements.

CONNECTED TRANSACTIONS

1.	Connected Transaction Regarding Investment in Beijing Co-generation Phase III Project

On 29 January 2015, the Company entered into the investment agreement (the “Investment Agreement”) with Beijing Jingneng Power Co., Ltd. (“Jingneng Power”) and Huaneng Hong Kong. Huaneng Hong Kong is a wholly-owned subsidiary of Huaneng Group, thus it is a connected person of the Company.

Pursuant to the terms and conditions of the Investment Agreement, the Company shall contribute capital towards the construction of Beijing Co-generation Phase III Project (including the construction of one set of (two with one) F-class gas turbine consisting of two gas-steam combined cycle co-generation units with a generation capacity reaching 900MW level, to be constructed on the reserved construction site of Beijing Co-generation at Wangsiying Village, Chaoyang District, Beijing) jointly with Jingneng Power and Huaneng Hong Kong. The planned investment amount is approximately RMB3,092.57 million, of which the capital contribution shall be approximately RMB1,020.54 million (the actual amount shall be determined based on the total investment in the construction) and shall be contributed by the shareholders of Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) on a pro rata basis according of their current shareholding interest in Beijing Co-generation. The difference between the actual investment amount and the capital contribution of Beijing Co-generation Phase III Project shall be settled by Beijing Co-generation through bank loans. Based on the estimation of the 41% equity interest held by the Company in Beijing Co-generation, the proposed investment amount in the transaction by the Company will be approximately RMB418.4214 million. After completion of the transaction, the Company’s equity interest in Beijing Co-generation at 41% will remain unchanged.

The construction of the Beijing Co-generation Phase III Project shall further increase the proportion of the Company’s clean energy generation, expand the Company’s market shares in the power and co-generation markets in Beijing, and consolidate the Company’s technological leadership position in gas turbine power generation, co-generation and energy-saving and environmental protection.

For details on the transaction, please refer to the Company’s announcement dated 30 January 2015.

2.	Connected Transaction Regarding Acquisition of Equity Interest in and Subscription for the Portion of the Newly Increased Registered Capital of Tiancheng Leasing Company

On 31 May 2015, the Company entered into the joint venture agreement (the “Joint Venture Agreement”) with Huaneng Capital Services Company Limited (“Huaneng Capital”, a wholly-owned subsidiary of Huaneng Group), Huaneng Hong Kong, Huaneng Lancang River Hydropower Co., Ltd. (“Huaneng Lancang River”, a subsidiary controlled and managed by Huaneng Group), Huaneng Renewables Corporation Limited (“Huaneng Renewables”, a subsidiary of Huaneng Group) and Huaneng Renewables (Hong Kong) Limited (“Huaneng Renewables HK”, a wholly-owned subsidiary of Huaneng Renewables), and entered into the capital increase agreement (the “Capital Increase Agreement”) with Huaneng Capital, Huaneng Hong Kong, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Leasing Company”). Each of Huaneng Capital, Huaneng Hong Kong, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK is a connected person of the Company.

Pursuant to the Joint Venture Agreement and the Capital Increase Agreement, the Company shall subscribe for the portion of the newly increased capital of Tiancheng Leasing Company in the sum of RMB567 million, of which RMB540 million shall be the registered capital, while the remaining RMB27 million shall be used to increase the capital reserve fund. Following completion of the subscription transaction, the registered capital of Tiancheng Leasing Company was increased to RMB2.7 billion. Tiancheng Leasing Company shall be held as to 20% by the Company, 39% by Huaneng Capital, 21% by Huaneng Hong Kong, 10% by Huaneng Lancang River, 5.56% by Huaneng Renewables and 4.44% by Huaneng Renewables HK respectively.

Acquisition of equity interest in and subscription for the portion of the newly increased registered capital of Tiancheng Leasing Company is instrumental in further optimizing the industry structure of the Company and promoting the effective integration of industry and finance which is favourable for reducing the capital costs of the Company. At the same time, the Company will be entitled to the profits generated by Tiancheng Leasing Company in the future operation according to the capital contribution ratio. In the long term, it will have a positive impact on enhancing the capital operation level of the Company as a listed company, increasing profitability and promoting the development of core business, which is in the interests of the shareholders as a whole.

For details on the transaction, please refer to the Company’s announcements dated 25 March 2015 and 8 May 2015.

In accordance with the requirements of Rule 14A.71 of the Hong Kong Listing Rules, the Independent Directors of the Company confirmed that the continuing connected transactions in item 1 above to which the Company was a party:

(i)	had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

(ii)
had been entered into either (1) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (2) where there was no available comparable transactions, on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii)	had been entered into in accordance with the terms of the agreements governing such transactions and is in the interests of the shareholders of the Company as a whole.

Further, the Company has engaged its external auditor to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. In accordance with Rule 14A.71 of the Listing Rules, the Board of the Company confirmed that the external auditor of the Company had made a confirmation statement on the issues mentioned in Rule 14A.56 of the Hong Kong Listing Rules. The external auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions set out in item 1 above. A copy of the auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

Several related party transactions as disclosed in Note 36 to the financial statements prepared in accordance with the IFRS fall under the definition of “continuing connected transaction” in Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements regarding connected transactions in accordance with Chapter 14A of the Listing Rules.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power assets, and Huaneng Group was also entrusted to manage certain coal assets of the Company. For details, please refer to the announcement of the Company dated 30 January 2015.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: 1. it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; 2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; 3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and 4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. Such undertakings are being performed.

On 28 June 2014, with a view to executing the contract and satisfying situation as well as the requirements stated in Guideline No. 4 for the Supervision of Listed Companies – Commitments and Fulfillment of Commitments of the Actual Controllers, Shareholders, Affiliates, and Acquirers of Listed Companies as well as the Listed Companies, Huaneng Group will perfect the aforesaid avoidance of business competition by further undertaking that: 1. it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; 2. with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-owned assets, right of pre-emption of shareholders. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; 3. with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that by the end of 2016, upon such assets meeting the conditions for listing, it will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-owned assets, right of pre-emption of shareholders; and 4. Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between 28 June 2014 and 31 December 2016.

On 13 October 2014, the Company signed a number of equity transfer agreements with each of Huaneng Group and Huaneng International Power Development Corporation, pursuant to which the Company acquired the equity interests of 10 power companies in total held by Huaneng Group and Huaneng International Power Development Corporation at the consideration of RMB9.276* billion. This transaction further reduced the business competition between the Company and its major shareholder, and honoring the undertakings provided by the major shareholder to support the development of the Company.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting on the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2015.

DIRECTORS OF THE COMPANY

The directors of the Company in 2015 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Guo Junming	Vice Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Li Shiqi	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Fan Xiaxia	Director	Appointed on 18 September 2014
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Zhu Yousheng	Director	Appointed on 25 June 2015
Li Song	Director	Appointed on 18 September 2014
Li Zhensheng	Independent Director	Appointed on 18 September 2014
Zhang Shouwen	Independent Director	Appointed on 18 September 2014
Yue Heng	Independent Director	Appointed on 18 September 2014
Geng Jianxin	Independent Director	Appointed on 25 June 2015
Xia Qing	Independent Director	Appointed on 25 June 2015

Resigned Directors
Xu Zujian	Director	Appointed on 18 September 2014
Qi Yudong	Independent Director	Appointed on 18 September 2014
Zhang Lizi	Independent Director	Appointed on 18 September 2014

*	After adjustment of the profits generated from the date of valuation to the acquisition date, the total consideration is RMB9.647 billion.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2015.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2015, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (the “SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; and (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2015, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Li Zhensheng, Mr. Zhang Shouwen, Mr. Yue Heng, Mr. Geng Jianxin and Mr. Xia Qing has signed a confirmation letter by independent non-executive directors for 2015 on 21 March 2016 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of the emoluments of Directors and Supervisors of the Company are set out in Note 38 to the financial statements prepared under the IFRS.

THE FIVE HIGHEST PAID EMPLOYEES

Details of the five highest paid employees of the Company are set out in Note 38 to the financial statements prepared under the IFRS.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2015, the entire issued share capital of the Company amounted to 15,200,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 69.08% of the total issued share capital, and 4,700,383,440 shares were foreign shares, representing 30.92% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 33.33% of the total issued share capital of the Company, while China Huaneng Group held 1,555,124,549 shares, representing 10.23% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,878,213,333 shares, representing 25.51% of the total issued share capital.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2015:

Name of shareholder	No. of Shares held at year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	33.33
HKSCC Nominees Limited	3,929,583,900	25.85
China Huaneng Group	1,555,124,549	10.23
Hebei Construction & Investment Group Co., Ltd.	603,000,000	3.97
China Hua Neng Group Hong Kong Limited	472,000,000	3.11
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.56
Fujian Investment Development (Group) Co., Ltd.	349,699,929	2.30
Dalian Construction Investment Group Co., Ltd.	301,500,000	1.98
HSBC Nominees (Hong Kong) Limited	281,722,920	1.85

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2015, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118 (L)	Beneficial owner	33.33% (L)	48.25% (L)	–

China Huaneng Group (Note 3)	Domestic shares	1,629,264,402 (L)	Beneficial owner	10.72% (L)	15.52% (L)	–

China Huaneng Group (Note 4)	H Shares	472,000,000 (L)	Beneficial owner	3.11% (L)	–	10.04% (L)

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000 (L)	Beneficial owner	3.97% (L)	5.74% (L)	–

Blackrock, Inc. (Note 5)	H Shares	393,943,011 (L)	Interest of controlled corporation	2.59% (L)	–	8.38% (L)

JP Morgan Chase & Co. (Note 6)	H Shares	182,575,015 (L)	Beneficial owner	1.20% (L)	–	0.26% (L)
		12,451,674	Beneficial owner	0.08% (L)	–	0.26% (L)
		175,353,800	Investment manager	1.15% (L)	–	3.73% (L)
		4,500	Trustee	0.00002% (L)	–	0.00009% (L)
		207,197,225	Custodian	1.36% (L)	–	4.40% (L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and an additional 25% indirect interests in HIPDC.

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group held 74,139,853 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares of the Company through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 15,480,000 shares were held through cash settled derivatives (off exchange).

(6)
Long position of 734,920 shares and short position of 1,721,040 shares were held through physically settled derivatives (on exchange). Short position of 492,000 shares was held through cash settled derivatives (on exchange). Long position of 2,625 shares and short position of 250,161 shares were held through physically settled derivatives (off exchange). Long position of 17,008,473 shares and short position of 9,988,473 shares were held through cash settled derivatives (off exchange).

Save as stated above, as at 31 December 2015, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2015, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor have entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, and the performance of the Directors, Supervisors and senior management. It accounts for about 50% of the total remuneration.

(3)	Pension and other contributions

Contributions for various pension schemes such as social insurances, corporate annuity and housing fund established by the Company for the Directors, Supervisors and senior management account for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounting to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s 2014 Annual General Meeting was held on 25 June 2015. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 26 June 2015.

2.
The Company’s 2015 First Extraordinary General Meeting was held on 6 January 2015. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 7 January 2015.

DISCLOSURE OF MAJOR EVENTS

1.
Due to work requirement, Mr. Qi Yudong and Ms. Zhang Lizi, independent non-executive directors of the Company, and Mr. Xu Zujian, non-executive director of the Company, submitted their resignation reports to the Company to resign from the positions of director (independent director) and member of specialised committees. At the recommendation of shareholders, the Board meeting and the general meeting were held on 24 March 2015 and 25 June 2015 respectively, at which the resolution regarding the change of Directors of the Company was considered, and Mr. Zhu Yousheng was elected as Director of the Eighth Session of the Board and Mr. Geng Jianxin and Mr. Xia Qing were elected as independent Directors of the Eighth Session of the Board. At the same time, Mr. Xu Zujian, Mr. Qi Yudong and Ms. Zhang Lizi officially resigned from their respective position.

2.
On 20 November 2015, the Company successfully issued a total of 780,000,000 new H Shares to ten placees at the placing price of HK$7.32 each, which represented a discount of approximately 9.5% to the closing price of HK$8.09 per H Share as quoted on the Hong Kong Stock Exchange on 12 November 2015 (i.e. the date on which the placing agreement was entered into). The nominal value of the placing shares was RMB1.00 per share, and the aggregate nominal value was RMB780 million. All of the placees were independent professional, institutional or other investors. The total proceeds from the placing amounted to approximately HK$5.71 billion, and the net proceeds after deduction of the fees, commissions and expenses amounted to approximately HK$5.69 billion, representing a net placing price of approximately HK$7.29 per placing share, which were intended to be used for repaying the bank loans and supplementing the working capital of the Company. Upon completion of the issuance, the total issued shares of the Company increased from 14,420,383,440 shares to 15,200,383,440 shares, and the total issued H Shares increased from 3,920,383,440 shares to 4,700,383,440 shares.

OTHER DISCLOSURE

An analysis of the Company’s performance using key financial performance indicators and a discussion on the principal risks and uncertainties facing by the Company are set out in the section headed “Management‘s Discussion and Analysis” in this annual report; Particulars on the significant events affecting the Company during the year can be found in the section headed “Major Corporate Events in 2015” in this annual report. In addition, discussions on the Company’s environmental policies and performance, relationship with its major stakeholders, permitted indemnity provisions provided by the Company to its Directors and compliance with the relevant laws and regulations which have a significant impact on the Company are included in the sections headed “Management’s Discussion and Analysis”, “Corporate Governance Report” and “Social Responsibility Report” in this annual report. These discussions form part of this Report of the Board of Directors.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2015, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the year, the Company made a donation of RMB5.79 million.

LEGAL PROCEEDINGS

In April 2015, an engineering contractor of a subsidiary of the Company filed an application for arbitration over a dispute on payment of construction work, claiming against the subsidiary for payment of the construction fees together with the interest of approximately RMB83.46 million. On 22 September 2015, a hearing was held and Beijing Arbitration Commission ordered both parties to jointly appoint an appraisal agency to evaluate the service fees of the construction work in question. As both parties failed to reach an agreement on the appointment of the appraisal agency, currently the arbitration commission is on the process of designating an appraisal agency in accordance with the relevant procedure.

Save as disclosed above, as at 31 December 2015, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

CHANGES OF INFORMATION OF THE DIRECTORS AND SUPERVISORS DURING THE REPORTING PERIOD

1.	Mr. Geng Jianxin, an independent non-executive Director of the Company, ceased to be the independent director of DHC Software Co., Ltd..

2.
Mr. Xia Qing, an independent non-executive Director of the Company, ceased to be the independent director of Yantai Dongfang Electronics Information Industry Co., Ltd.. Mr. Xia Qing acts as an independent director of Tellhow Sci-Tech Co. Ltd.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2015 annual general meeting, or the record date(s) and the period(s) for closure of register for determining eligibility to attend and vote at the 2015 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2015 annual general meeting. Such notice is expected to be issued to the shareholders in April 2016.

AUDITORS

As approved at the 2014 annual general meeting, KPMG and KPMG Huazhen LLP were appointed as the Company’s international and PRC auditors respectively for the year 2015.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen LLP as the international and PRC auditors of the Company for the year 2016, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2015 annual general meeting.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
22 March 2016

REPORT OF THE SUPERVISORY COMMITTEE

To All Shareholders,

In 2015, the Supervisory Committee of the Company (the “Supervisory Committee”) fully performed the functions of supervision by effectively safeguarding the interests of the Company and shareholders’ rights in strict accordance with the Company Law, the Securities Law, the Articles of Association of the Company and other relevant laws and regulations. All members of the Supervisory Committee presented at Board meetings and attended general meetings, acted honestly and in good faith, and diligently fulfil their duties and responsibilities conferred by laws and regulations in strict compliance with laws applicable to the places where the Company is listed as well as the Articles of Association of the Company. We hereby report the major work during the reporting period as follows:

I.	OVERALL EVALUATION ON THE COMPANY’S MANAGEMENT BEHAVIOUR AND PERFORMANCE IN 2015

2015 witnessed a slight growth in demand in China’s power market and a slowdown in the growth rate of power production. The Board made proper adjustments to its strategies. The management team adhered to the principle of problem-oriented, bottom line thinking and leading standards, and all staff across the Company worked diligently together, thereby recording a new high in profitability in the last year of the “12th Five-Year” plan. This achievement was made through diligent work and meticulous efforts and attributable to the Company’s development policy of “three objectives” and the Company’s long term commitment to the constant improvement in its corporate governance. During the reporting period, the Board operated in an effective and compliant manner, earnestly and diligently implemented various resolutions passed at the general meetings of Shareholders. No action against the interests of the Company and its shareholders has been reported. All decision-making procedures are in compliance with the requirements of laws and regulations (including the Company Law) as well as the Articles of Association of the Company. The resolutions so made meet the needs of management and development of the Company. The management team of the Company diligently implemented all resolutions of the Board and acted in strict compliance with requirements of the established system. Therefore, no misconduct has been identified during the course of operations. In addition, the Company was highly recognized by the stock market and regulatory bodies for its sound corporate governance.

II.	PARTICULARS OF WORK PERFORMED BY THE SUPERVISORY COMMITTEE DURING THE REPORTING PERIOD

1.	Particulars on convention of the meetings of the Supervisory Committee

In accordance with the applicable laws and regulations, the Articles of Association of the Company and the practical needs of the Company’s development, the Supervisory Committee of the Company convened four meetings during the year. At the meetings, the Supervisory Committee reviewed and examined the 2014 working report of the Supervisory Committee, financial reports, regular reports, profit distribution plans, the proposal on provision for impairment of the Company’s major assets, self-assessment reports on internal control by the Board for the year 2014 and social responsibility reports, thereby effectively performing the duties of supervision and examination. These meetings were convened in strict compliance with the relevant requirements of the Company Law and the Articles of Association of the Company. Agenda and resolutions of these meetings have been disclosed and announced timely in accordance with relevant provisions regarding information disclosure.

2.	Training for the members of the Supervisory Committee

All the Supervisors of the Company place great emphasis on study of the relevant knowledge, so as to get an understanding of the updatest development of the laws and regulations and relevant policies of the place where the Company is listed in a timely basis. The Supervisors proactively attended the special trainings and follow-up trainings for directors and supervisors organized by the SSE and the relevant regulators. In 2015, a total of six supervisors of the Company have attended the aforesaid trainings, and further enhanced their capability to perform their duty and improve their practice through study. All Supervisors have acted with integrity, self-descipline and dedication, making positive contribution to the constant improvement of our corporate governance.

III.	PARTICULARS OF DISCHARGING DUTIES OF SUPERVISION AND ISSUING INDEPENDENT OPINIONS

1.	Legality of the Company’s operations

Through various approaches including presenting at Board meetings, attending general meetings, the Chairman office meetings and the President office meetings and keeping itself abreast of the particulars of the Company’s production and operations on site and in real time, the Supervisory Committee performed effective supervision and examination on the procedures for convening general meetings and board meetings and the resolutions thereof, the implementation of resolutions of general meetings by the Board and the senior management of the Company, the performance of duties by Directors and the senior management of the Company and the implementation of internal control system of the Company, and expressed its opinions and views timely according to applicable laws as well as the Articles of Association of the Company.

The Supervisory Committee is of the view that the Board and the senior management of the Company has been capable of establishing a model and conducting regulated operation in strict compliance with the Articles of Association of the Company and applicable laws of the jurisdictions in which the Company’s shares are listed, and have performed dutifully, diligently, lawfully and in good faith. The Company has made outstanding achievements in safe production, operating results and quality development, and in establishing itself as an international listed power company. During the reporting period, the Supervisory Committee has not identified any behavior in breach of any applicable laws or the Articles of Association of the Company or any issue that has caused damages to the interests of the Company.

2.	Examining the financial information and regular reports of the Company

The Supervisory Committee has reviewed all the regular financial reports in regular meetings in 2015, and carefully audited the final financial reports of the Company for 2015, the profit distribution plan of the Company for 2015, the annual report of the Company for 2015 and the auditor’s reports for 2015 issued by the domestic and international auditors respectively at the annual meeting held on 22 March 2016.

The Supervisory Committee is of the view that the Company has acted in strict compliance with the financial system, and the regular financial reports for 2015 have accurately reflected the state of affairs and operating results of the Company during the reporting period. The Supervisory Committee agreed to the final financial reports for 2015, the auditor’s report on the Company’s financial statements for 2015 issued by the auditors and the profit distribution plan of the Company for 2015.

3.	Examining the use of funds raised by the Company

In 2015, the Supervisory Committee attached great importance to the implementation process and results of the Board’s resolution regarding the fund-raising activities, and attended the meeting to review the Board’s resolution regarding the relevant fund-raising activities.

The Company’s most recent fund-raising activity was reported as follows: during the reporting period, as approved and authorized by the shareholders at the general meeting, the Company completed the non-public issuance of a total of 780,000,000 new H Shares on 20 November at the issue price of HK$7.32 per share with a total proceeds of HK$5.71 billion. After completion of this issuance, the total share capital of the Company was 15,200,000,000 shares, of which H shares account for 30.92% and A shares account for 69.08%.

The Supervisory Committee is of the view that the Company has strictly complied with relevant regulations applicable to the places where the Company is listed, relevant requirements as prescribed by the “Management Rules on Fund Raising by Companies Listed in the Shanghai Stock Exchange” and the “Management Rules on Fund Raising by Huaneng Power International,Inc.” for the application of funds raised. The actual use of funds has been in accordance with the commitment and there has been no change to the project funds.

4.	Checking on particulars of major acquisitions, disposal of assets and connected transactions

During the reporting period, the Supervisory Committee considered and passed seven proposals regarding the connected transactions,namely the “Proposal Regarding the Entrustment of Huaneng Group to Manage Certain Power Assets and Coal Assets and Acceptance of Huaneng Group to Manage Certain Power Assets, the Proposal Regarding the Connected Transaction in relation to Investing the Construction of Beijing Co-Generation Phase III Project; the Proposal Regarding the Acquisition of Equity Interest in Huaneng Tiancheng Financial Leasing Co., Ltd. by the Company; the Proposal Regarding the New Connected Transaction of the Company during its Normal Course of Business in 2015; the Proposal Regarding the Connected Transaction in relation to the Finance Leasing and Leaseback Business of a Controlled Subsidiary; the Proposal Regarding Connect Transactions to be Conducted by the Company during its Normal Course of Business with Huaneng Group in 2016; the Proposal Regarding the Connected Transaction in relation to the Finance Leasing and Leaseback Business of Huaneng Pingliang Power Generation Limited Company (a Controlled Subsidiary of the Company)”.

The Supervisory Committee is of the view that the Company implemented a strict system and decision-making process to carry out work involved in the aforesaid proposals, which ensured the fairness and reasonableness of the acquisition and disposal of the Company’s assets and the considerations paid for relevant connected transactions. No insider trading, or action which is against the interests of shareholders or leads to loss of the Company’s assets or damage to its interests, was identified.

5.	Checking on particulars of the Company’s information disclosure

During the reporting period, the Supervisory Committee carefully examined the procedures for and the contents of information disclosure made by the Company by attending the Chairman office meetings, the President office meetings and other daily operation and management meetings. The Supervisory Committee placed great emphasis on and presented the annual meetings of the Board for 2015 and 2016 and supervised the review process related to the annual reports of the Company. In addition, the Supervisory Committee convened meetings at which its members reviewed the Company’s annual reports and listened to the reports on work related to information disclosure.

The Supervisory Committee is of the view that the Company’s control over, and procedures on,the information disclosure was complete and effective. The procedures of information disclosure strictly complied with the “Administrative Measures for Information Disclosure” and the “Measures on Investor Relations Management”, and met the regulatory requirements of the Company’s listing places.

6.	Reviewing the Board’s self-assessment report on internal control

The Supervisory Committee attended all the Board meetings in 2015 and 2016 to conscientiously listen to relevant reports on the Company’s internal control and convened supervisor meetings to review the “2015 Assessment Report on Internal Control of Huaneng Power International, Inc.”prepared by the Board of directors.

The Supervisory Committee is of the view that, during the reporting period, the Board assessed the relevant internal control on financial reports in accordance with the requirements as stipulated by the “Fundamental Regulatory Guidelines on Internal Control by Enterprises”, thus guaranteeing the truthfulness, accuracy and completeness of relevant information in the financial reports and effectively safeguarding the risk against any material error. The Company’s internal control system was sound and implemented effectively. The Supervisory Committee agreed to the “2015 Assessment Report on Internal Control of Huaneng Power International, Inc.”.

In 2016, the Supervisory Committee will focus on the development strategy of “three centers”, and step up efforts to improve its own performance, and faithfully and diligently discharge their duties. Focusing on the objectives of “developing into a world-class enterprise, implementing corporate governance by rules, reform and innovation and strengthening party discipline”, it will effectively safeguard and protect the legitimate interests of the Company and its shareholders, provide necessary assistance to general meetings and Board meetings and help to standardize and improve the Company’s corporate governance, so as to ensure a more steady growth of the Company’s operating results and further enhancement of the Company’s strength.

Supervisory Committee of
Huaneng Power International, Inc.

Beijing, the PRC
22 March 2016

PROFILES OF DIRECTORS, SUPERVISORS & SENIOR MANAGEMENT

PROFILES OF DIRECTORS AND SUPERVISORS

CAO Peixi, aged 60, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Corporation Limited. He graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

GUO Junming, aged 50, is the Vice Chairman of the Company, the Chief Accountant of Huaneng Group and a Director of HIPDC. He was the Chief Accountant of Huaneng Group and the Chairman of the Supervisory Committee of the Company. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree. He is a senior accountant.

LIU Guoyue, aged 52, is a Director and the President of the Company, the Vice President of Huaneng Group, an Executive Director of Huaneng International Power Fuel Limited Liability Company, the Chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., and the chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and  Tuas Power Utilities Pte Ltd.. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

LI Shiqi, aged 59, is a Director of the Company, a Director and the President of HIPDC., and the Director of the Business Development Department of Huaneng Group. He was the Chairman of Huaneng Carbon Assets Management Company Limited. Mr. Li graduated from Renmin University of China, majoring in finance, and holds a diploma degree. He is a senior accountant.

HUANG Jian, aged 53, is a Director of the Company, an assistant to the President of Huaneng Group, a Director of Huaneng Capital Services Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Renewables Corporation Limited. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

FAN Xiaxia, aged 53, is a Director and the Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

MI Dabin, aged 47, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Chairman of Hebei Construction & Energy Investment Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 47, is a Director of the Company and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the assistant to the president, vice president, executive vice president, a director, the president and vice chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree from Macau University of Science and Technology. He is a professor-grade senior engineer.

ZHU Yousheng, aged 50, is a Director of the Company and Vice President of Jiangsu Province Investment Management Limited Liability Company. He was the project manager of Jiangsu Province Investment Management Limited Liability Company, Vice President of Xutang Power Limited Liability Company and the Vice President of the Production Safety Department and President of Jiangsu Province Investment Management Limited Liability Company. He graduated from Nanjing University of Aeronautics and Astronautics specializing in power engineering, and is a master degree postgraduate, researcher-grade senior engineer.

LI Song, aged 58, is a Director of the Company, the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co., Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co., Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited and a Director of Fujian Futou Renewable Energy Co., Ltd.. She graduated from Xiamen Jimei Finance and Commerce College majoring in finance, Open College of Party School of the Central Committee majoring in economic management, and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

LI Zhensheng, aged 71, is an Independent Director of the Company and TGOOD Electric Co., Ltd.. He was the Head of Shanxi Electric Power and Industrial Bureau, the Chief of Rural Power Department of State Power Corporation, the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

ZHANG Shouwen, aged 49, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and an Independent Director of Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

YUE Heng, aged 41, is an Independent Director of the Company, an Associate Professor of Singapore Management University, and an Independent Director of China Meheco Co., Ltd., Jingjin Filter Press Group Limited (景津壓濾機集團有限公司) and Beijing United Media Information Technology Co., Ltd. (北京國聯視訊信息技術股份有限公司). He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Associate Professor,  Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

GENG Jianxin, aged 61, is an Independent Director of the Company, a Professor and Doctorate Mentor of Renmin University of China, an Independent Director of Shenzhen Tat Fook Technology Co., Ltd. and Beijing Shouhang Resources Saving Co., Ltd.. He was an assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree.

XIA Qing, aged 58, an Independent Director of the Company, a professor and chairman of the Academic Degrees Committee of the Electrical Engineering Department of Tsinghua University and an Independent Director of Tellhow Sci-Tech Co. Ltd. He was an Independent Director of Datang International Power Generation Co., Ltd. and Yunnan Wenshan Electric Power Co., Ltd.. He graduated from Tsinghua University specializing in electric power system and automation and holds a doctor’s degree.

YE Xiangdong, aged 48, is the Chairman of the Supervisory Committee of the Company, the Vice President of Huaneng Group , a Director of HIPDC, the Executive Director of Huaneng Coal Mining Corporation Company (華能煤業有限公司) and the Chairman of Xi’an Thermal Power Research Institute Co., Ltd.. He was the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd. and the Chief Engineer of Huaneng Group. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 40, is the Vice Chairman of the Supervisory Committee of the Company and the Vice President of Dalian Construction Investment Group Co., Ltd.. He was the Officer of Finance Department, the Deputy Head and Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., the Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd.. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management, and holds a master’s degree.

ZHANG Mengjiao, aged 51, is a Supervisor of the Company and the Manager of the Finance Department of HIPDC. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a master’s degree in economics and is a senior accountant.

GU Jianguo, aged 49, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu was the Chief of Nantong Investment Management Centre, and a Director and the President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

WANG Zhaobin, aged 60, is a Supervisor of the Company. He was the Manager of the Administration Department and the Chairman of the Labour Union of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 55, is a Supervisor of the Company. She was the Manager of the Audit and Supervisory Department of the Company. She graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in financial. She is a senior accountant.

BIOGRAPHIES OF SENIOR MANAGEMENT

LIU Guoyue, aged 52, is a Director and the President of the Company, the Vice President of Huaneng Group, the Executive Director of Huaneng International Power Fuel Limited Liability Company, the Chairman of Shanghai Times Shipping Limited Company,  a Director of SinoSing Power Pte Ltd., and the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He graduated from North China Electric Power University, majoring in Thermal Engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 53, is currently a Director and the Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

GU Biquan, aged 58, is the Vice President and General Counsel of the Company. He was the Vice President and Secretary to the Board of the Company. He graduated from Beijing Radio and Television University, majoring in Electronics, and holds a college degree. He is an engineer.

ZHOU Hui, aged 52, is the Vice President of the Company. She was the Vice President and Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and holds a master’s degree in Economics. She is a senior accountant.

ZHAO Ping, aged 53, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

DU Daming, aged 49, is the Vice President and the Secretary to the Board of the Company. He was the Vice President and General Counsel of the Company. He graduated from North China Electric Power University, majoring in electric system and automation, with a master’s degree in science. He is a senior engineer.

WU Senrong, aged 54, is currently the Head of the Discipline Inspection Group of the Company. He was the Head of the Discipline Inspection Group and Vice President of the Company. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 55, is the Vice President of the Company. He was the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, with an MBA degree. He is a senior engineer.

LI Jianmin, aged 54, is the Vice President of the Company. He was the Deputy Chief Economist of the Company. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-grade senior engineer.

LIU Ranxing, aged 53, is the Vice President of the Company. He was the President of Huaneng Energy & Communications Holdings Co., Ltd.. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HUANG Lixin, aged 49, is the Chief accountant of the Company (commencement of term of office: January 2016). He was the Manager of the Finance Department of the Company, and the Head of the Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior accountant.

HE Yong, aged 57, is the Chief Engineer of the Company. He was the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, with a master’s degree in management. He is a researcher-grade senior engineer.

CORPORATE INFORMATION

Legal Address of the Company	Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Company Secretary	Du Daming
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Authorized Representatives	Liu Guoyue
Fan Xiaxia

Hong Kong Share Registrar	Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

Depository	The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York
NY 10286-1258 USA

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law	Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road Central
Central
Hong Kong

As to PRC law	Haiwen & Partners
20th Floor, Fortune Finance Center
No.5 Dong San Huan Central Road
Chaoyang District
Beijing
The People’s Republic of China

As to US law	Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Central
Hong Kong

AUDITORS OF THE COMPANY

Domestic Auditors	KPMG Huazhen LLP
8/F., KPMG Tower, Oriental Plaza
1 East Chang An Avenue,
Beijing 100738, PRC

International Auditors	KPMG
8/F Prince’s Building
10 Charter Road
Central, Hong Kong

LISTING INFORMATION

H Shares:	The Stock Exchange of Hong Kong Limited
Stock Code: 902

ADSs:	The New York Stock Exchange, Inc.
Ticker Symbol: HNP

A Shares:	Shanghai Stock Exchange
Stock Code: 600011

PUBLICATIONS

The Company’s interim and annual reports (A share version and H share version) was published in August 2015 and will be published in April 2016 respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2016. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610)-6322 6999
Fax: (8610)-6322 6666
Website: http://www.hpi.com.cn

Hong Kong:	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

GLOSSARY

Equivalent Availability Factor (EAF):	Percentage on deration of usable hours on generating units in period hour, i.e.

	EAF =	Available Hours (AH) – Equivalent Unit Derated Hours	x 100%
(EUNDH)
Period Hour (PH)

Gross Capacity Factor (GCF):	GCF =	Gross Actual Generation (GAAG)	x 100%
Period Hour (PH) × Gross Maximum Capacity (GMC)

Weighted Average Coal Consumption Rate for Power Sold:	The standard of measurement on average consumption of coal for the production of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh.

Weighted Average Coal Consumption Rate for Power Generated:	The standard of measurement on average consumption of coal for the generation of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh.

Weighted Average House Consumption:	The rate of electricity consumption during power production versus power generating unit: %.

Utilization Hour:	The operation hour coefficient converted from actual gross power generation of generating units to maximum gross capacity (or fixed capacity).

Capacity Rate:
Ratio between average capacity and maximum capacity which indicates the difference in capacity. The larger the ratio, the more balanced the power production, and the higher the utilization of facilities.

Power Generation:
Electricity generated by power plants (generating units) during the reporting period, or “power generation”. It refers to the consumed generated electricity produced by generating units with power energy being processed and transferred, or the product of actual consumed electricity generated by generating units and actual operation hours of generating units.

Electricity Sold:	Electricity for consumption or production sold by power producers to customers or power-producing counterparts.

GW: Unit of power generation, = 109W, gigawatt
MW: = 106W, megawatt
kW: = 103W, kilowatt
kWh: Unit of power, kilowatt hour

INDEPENDENT AUDITOR’S REPORT

To the shareholders of Huaneng Power International, Inc.
(Incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Huaneng Power International, Inc. (the “Company”) and its subsidiaries set out on pages 103 to 229, which comprise the consolidated statement of financial position as at 31 December 2015, the consolidated statement of comprehensive income, the consolidated statements of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015 and of the Company and its subsidiaries’ financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

22 March 2016

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2015	2014

Operating revenue	5	128,904,873	125,406,855
Tax and levies on operations		(1,157,760)	(932,485)

Operating expenses
Fuel	6	(59,242,367)	(64,762,908)
Maintenance		(4,556,361)	(3,729,912)
Depreciation		(14,411,632)	(11,646,683)
Labor		(7,751,551)	(6,259,588)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(3,581,517)	(5,055,076)
Others	6	(8,919,988)	(7,604,790)

Total operating expenses		(98,604,187)	(99,199,728)

Profit from operations		29,142,926	25,274,642

Interest income		160,723	159,550

Financial expenses, net
Interest expense	6	(7,945,734)	(7,814,114)
Exchange gain and bank charges, net		(24,336)	(9,492)

Total financial expenses, net		(7,970,070)	(7,823,606)

Share of profits less losses of associates and joint ventures	8	1,525,975	1,315,876
(Loss)/gain on fair value changes of financial assets/liabilities		(16,742)	42,538
Other investment income		115,238	80,580

Profit before income tax expense	6	22,958,050	19,049,580

Income tax expense	33	(5,698,943)	(5,487,208)

Net profit		17,259,107	13,562,372

		For the year ended 31 December
	Note	2015	2014

Other comprehensive income/(loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		558,261	840,289
Share of other comprehensive income of investees accounted for under the equity method		678,793	87,579
Effective portion of cash flow hedges		51,922	(789,915)
Translation differences of the financial statements of foreign operations		(133,116)	(377,889)

Other comprehensive income/(loss), net of tax		1,155,860	(239,936)

Total comprehensive income		18,414,967	13,322,436

Net profit attributable to:
– Equity holders of the Company		13,651,933	10,757,317
– Non-controlling interests		3,607,174	2,805,055

		17,259,107	13,562,372

Total comprehensive income attributable to:
– Equity holders of the Company		14,807,889	10,517,694
– Non-controlling interests		3,607,078	2,804,742

		18,414,967	13,322,436

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	34	0.94	0.76

The notes on pages 113 to 229 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2015	2014

ASSETS

Non-current assets
Property, plant and equipment	7	219,673,070	188,379,057
Investments in associates and joint ventures	8	19,745,192	17,626,910
Available-for-sale financial assets	10	5,077,863	4,333,377
Land use rights	11	8,313,766	4,953,844
Power generation license	12	3,679,175	3,720,959
Mining rights	13	1,646,271	1,922,655
Deferred income tax assets	31	1,064,391	884,274
Derivative financial assets	14	45,044	40,598
Goodwill	15	11,677,182	11,725,555
Other non-current assets	16	4,378,997	3,719,255

Total non-current assets		275,300,951	237,306,484

Current assets
Inventories	17	5,422,732	6,702,274
Other receivables and assets	18	4,087,989	3,411,720
Accounts receivable	19	16,377,401	14,881,963
Derivative financial assets	14	139,468	261,135
Bank balances and cash	35	7,537,813	12,608,192

Total current assets		33,565,403	37,865,284

Total assets		308,866,354	275,171,768

		As at 31 December
	Note	2015	2014

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	21	15,200,383	14,420,383
Capital surplus		24,815,489	19,622,199
Surplus reserves	22	8,140,030	7,196,349
Currency translation differences		(1,327,839)	(1,194,819)
Retained earnings		37,313,885	30,085,379

		84,141,948	70,129,491

Non-controlling interests		17,551,741	14,653,215

Total equity		101,693,689	84,782,706

Non-current liabilities
Long-term loans	24	66,028,023	57,638,458
Long-term bonds	25	11,261,322	22,725,535
Deferred income tax liabilities	31	2,494,143	1,810,755
Derivative financial liabilities	14	430,089	649,513
Other non-current liabilities	26	3,122,455	2,718,680

Total non-current liabilities		83,336,032	85,542,941

		As at 31 December
	Note	2015	2014

EQUITY AND LIABILITIES (Continued)

Current liabilities
Accounts payable and other liabilities	27	26,185,764	27,035,864
Taxes payables	28	2,071,471	1,858,024
Dividends payable		788,895	431,681
Salary and welfare payables		313,284	171,262
Derivative financial liabilities	14	874,852	832,727
Short-term bonds	29	19,347,706	18,244,806
Short-term loans	30	49,883,489	43,529,004
Current portion of long-term loans	24	12,351,205	7,392,433
Current portion of long-term bonds	25	11,480,661	5,020,760
Current portion of other non-current liabilities	26	539,306	329,560

Total current liabilities		123,836,633	104,846,121

Total liabilities		207,172,665	190,389,062

Total equity and liabilities		308,866,354	275,171,768
		ob

These financial statements were approved for issue by the Board of Directors on 22 March 2016 and were signed on its behalf.

Liu Guoyue	Fan Xiaxia
Director	Director

The notes on pages 113 to 229 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company

		Capital surplus

	Share capital	Share premium	Hedging reserve	Available- for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non– controlling interests	Total equity

Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

Profit for the year ended 31 December 2014	–	–	–	–	–	–	–	–	10,757,317	10,757,317	2,805,055	13,562,372
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset – gross	–	–	–	1,120,385	–	1,120,385	–	–	–	1,120,385	–	1,120,385
Fair value changes of available-for-sale financial asset – tax	–	–	–	(280,096)	–	(280,096)	–	–	–	(280,096)	–	(280,096)
Shares of other comprehensive income of investees accounted for under the equity method – gross	–	–	–	116,972	–	116,972	–	–	–	116,972	–	116,972
Shares of other comprehensive income of investees accounted for under the equity method – tax	–	–	–	(29,393)	–	(29,393)	–	–	–	(29,393)	–	(29,393)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(1,479,632)	–	–	(1,479,632)	–	–	–	(1,479,632)	–	(1,479,632)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	254,590	–	–	254,590	–	–	–	254,590	–	254,590
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	–	–	371,725	–	–	371,725	–	–	–	371,725	–	371,725
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – tax	–	–	(63,193)	–	–	(63,193)	–	–	–	(63,193)	–	(63,193)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net – gross	–	–	(51,772)	–	–	(51,772)	–	–	–	(51,772)	–	(51,772)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net – tax	–	–	8,801	–	–	8,801	–	–	–	8,801	–	8,801
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	–	–	209,652	–	–	209,652	–	–	–	209,652	–	209,652
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – tax	–	–	(40,086)	–	–	(40,086)	–	–	–	(40,086)	–	(40,086)
Currency translation differences	–	–	–	–	–	–	–	(377,576)	–	(377,576)	(313)	(377,889)

Total comprehensive (loss)/income for the year ended 31 December 2014	–	–	(789,915)	927,868	–	137,953	–	(377,576)	10,757,317	10,517,694	2,804,742	13,322,436
Dividends relating to 2013	–	–	–	–	–	–	–	–	(5,341,046)	(5,341,046)	(1,739,740)	(7,080,786)
Issuance of new H shares, net of issuance expenses	365,000	2,088,986	–	–	–	2,088,986	–	–	–	2,453,986	–	2,453,986
Capital injection from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	606,719	606,719
Appropriation of surplus reserve	–	–	–	–	–	–	110,895	–	(110,895)	–	–	–
Acquisitions of subsidiaries	–	–	–	–	–	–	–	–	–	–	2,631	2,631
Disposal of a subsidiary	–	–	–	–	–	–	–	–	–	–	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary	–	–	–	–	48,192	48,192	–	–	–	48,192	336,512	384,704

Balance as at 31 December 2014	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706

	Attributable to equity holders of the Company

		Capital surplus

	Share capital	Share premium	Hedging reserve	Available- for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity

Balance as at 1 January 2015	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706

Profit for the year ended 31 December 2015	–	–	–	–	–	–	–	–	13,651,933	13,651,933	3,607,174	17,259,107
Other comprehensive income/(loss):
Fair value changes of available-for-sale financial asset – gross	–	–	–	744,348	–	744,348	–	–	–	744,348	–	744,348
Fair value changes of available-for-sale financial asset – tax	–	–	–	(186,087)	–	(186,087)	–	–	–	(186,087)	–	(186,087)
Shares of other comprehensive income of investees accounted for under the equity method – gross	–	–	–	904,007	–	904,007	–	–	–	904,007	–	904,007
Shares of other comprehensive income of investees accounted for under the equity method – tax	–	–	–	(225,214)	–	(225,214)	–	–	–	(225,214)	–	(225,214)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(962,683)	–	–	(962,683)	–	–	–	(962,683)	–	(962,683)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	166,135	–	–	166,135	–	–	–	166,135	–	166,135
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	–	–	1,003,778	–	–	1,003,778	–	–	–	1,003,778	–	1,003,778
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – tax	–	–	(170,642)	–	–	(170,642)	–	–	–	(170,642)	–	(170,642)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net – gross	–	–	(137,859)	–	–	(137,859)	–	–	–	(137,859)	–	(137,859)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange gain and bank charges, net – tax	–	–	23,436	–	–	23,436	–	–	–	23,436	–	23,436
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	–	–	161,124	–	–	161,124	–	–	–	161,124	–	161,124
Cash flow hedges recorded in shareholders’equity reclassified to interest expense – tax	–	–	(31,367)	–	–	(31,367)	–	–	–	(31,367)	–	(31,367)
Currency translation differences	–	–	–	–	–	–	–	(133,020)	–	(133,020)	(96)	(133,116)

Total comprehensive income/(loss) for the year ended 31 December 2015	–	–	51,922	1,237,054	–	1,288,976	–	(133,020)	13,651,933	14,807,889	3,607,078	18,414,967
Dividends relating to 2014 (Note 23)	–	–	–	–	–	–	–	–	(5,479,746)	(5,479,746)	(3,285,330)	(8,765,076)
Issuance of new H shares, net of issuance expenses (Note 21)	780,000	3,904,314	–	–	–	3,904,314	–	–	–	4,684,314	–	4,684,314
Capital injection from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	623,107	623,107
Transfer to surplus reserve (Note 22)	–	–	–	–	–	–	943,681	–	(943,681)	–	–	–
Business combination (Note 40)	–	–	–	–	–	–	–	–	–	–	1,934,865	1,934,865
Others	–	–	–	–	–	–	–	–	–	–	18,806	18,806

Balance as at 31 December 2015	15,200,383	22,226,889	(1,039,187)	2,516,173	1,111,614	24,815,489	8,140,030	(1,327,839)	37,313,885	84,141,948	17,551,741	101,693,689

The notes on pages 113 to 229 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	22,958,050	19,049,580
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	14,411,632	11,646,683
Provision for impairment loss on property, plant and equipment	1,047,641	1,358,522
Provision for impairment loss on investment in an associate	178,131	120,050
Provision for impairment loss on goodwill	1,105,649	641,061
Provision for impairment loss on mining rights	760,296	–
Amortization of land use rights	213,206	133,069
Amortization of other non-current assets	92,775	99,528
Amortization of employee housing subsidies	940	940
(Reversal)/recognition of provision for doubtful accounts	(3,392)	4,577
Recognition/(reversal) of provision for inventory obsolescence	1,828	(2,647)
Loss/(gain) on fair value changes of financial assets/liabilities	16,742	(42,538)
Other investment income	(115,238)	(80,580)
Net loss on disposals of property, plant and equipment	438,321	427,034
Unrealized exchange loss/(gain), net	166,148	(34,769)
Share of profits less losses of associates and joint ventures	(1,525,975)	(1,315,876)
Interest income	(160,723)	(159,550)
Interest expense	7,945,734	7,814,114
Others	(89,332)	(217,829)
Changes in working capital:
Inventories	2,106,821	(195,853)
Other receivables and assets	72,925	(64,288)
Accounts receivable	(175,429)	466,878
Restricted cash	499,899	(243,624)
Accounts payable and other liabilities	(2,932,761)	(1,417,668)
Taxes payable	1,366,209	1,245,941
Salary and welfare payables	75,803	(17,566)
Interest received	102,813	97,374
Income tax expense paid	(6,196,005)	(5,992,496)

Net cash provided by operating activities	42,362,708	33,320,067

	For the year ended 31 December
	2015	2014

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment	(24,191,285)	(19,858,216)
Proceeds from disposal of property, plant and equipment	109,013	70,712
Prepayments of land use rights	(136,045)	(500,100)
Payment for the purchase of other non-current assets	(6,981)	(21,576)
Cash dividends received	937,189	565,334
Payment for investment in associates and joint ventures	(889,780)	(266,877)
Cash consideration paid for acquisition of subsidiaries, net of cash acquired (Note 40)	(8,887,882)	(17,991)
Cash received from disposal of subsidiaries	–	503,809
Others	50,759	54,092

Net cash used in investing activities	(33,015,012)	(19,470,813)

		For the year ended 31 December
	Note	2015	2014

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		18,980,000	17,971,000
Repayments of short-term bonds		(18,000,000)	(15,000,000)
Proceeds from short-term loans		67,298,044	61,503,204
Repayments of short-term loans		(62,600,955)	(55,896,200)
Proceeds from long-term loans		9,943,689	9,647,090
Repayments of long-term loans		(12,799,719)	(17,522,953)
Issuance of long-term bonds		–	3,988,000
Repayments of long-term bonds		(5,000,000)	(5,700,000)
Interest paid		(8,677,316)	(8,097,216)
Net proceeds from the issuance of new H shares		4,684,314	2,453,986
Net capital injection from non-controlling interests of subsidiaries		623,107	606,719
Government grants		322,011	188,406
Dividends paid to shareholders of the Company		(5,535,655)	(5,341,046)
Dividends paid to non-controlling interests of subsidiaries		(2,954,194)	(1,474,329)
Proceeds from sales leaseback classified as finance lease		100,000	1,500,000
Cash received from disposal of non-controlling interest of a subsidiary		–	384,702
Others		(523,985)	(105,543)

Net cash used in financing activities		(14,140,659)	(10,894,180)

Effect of exchange rate fluctuations on cash held		32,846	(58,379)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(4,760,117)	2,896,695

Cash and cash equivalents as at beginning of the year		12,238,367	9,341,672

CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	35	7,478,250	12,238,367

The notes on pages 113 to 229 are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2015
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries’ accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(a)	Basis of preparation (Cont’d)

As at and for the year ended 31 December 2015, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2015, the Company and its subsidiaries have net current liabilities of approximately RMB90.3 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB235.7 billion as at 31 December 2015, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2014 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards that are first effective for the current accounting period:

•	Amendments to IAS 19, Employee benefits – Defined benefit plans: Employee contributions

•	Annual Improvements to IFRSs 2010-2012 Cycle

•	Annual Improvements to IFRSs 2011-2013 Cycle

None of these developments have had a material effect on how the Company and its subsidiaries’ results and financial position for the current or prior periods have been prepared or presented. The Company and its subsidiaries have not applied any new standard or interpretation that is not yet effective for current accounting period.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control. The Company and its subsidiaries control an entity when it is exposed, or have rights, to variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. When assessing whether the Company and its subsidiaries have power, only substantive rights (held by the Company and its subsidiaries and other parties) are considered.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

Subsidiaries are consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries’ interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

(ii)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the equity owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(iii)	Associates and joint ventures

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Company and its subsidiaries and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(i)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income except net profit or loss, given there is no change in shareholding ratio.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in the consolidated statement of comprehensive income.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(iii)	Associates and joint ventures (Cont’d)

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognized in the Company and its subsidiaries’ financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

Gains and losses arising from dilution of investments in associates and joint ventures are recognized in the consolidated statement of comprehensive income.

In the Company’s statement of financial position, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(j)) unless classified as held for sale (or included in a disposal group that is classified as held for sale). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

In all other cases, when the Company and its subsidiaries cease to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)).

(c)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale). Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Segment reporting

The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision maker of the Company and its subsidiaries regularly reviews the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries combine them as one reportable segment.

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. As at the end of reporting period, foreign currency monetary items are translated into functional currency at the spot exchange rate as at the end of reporting period. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign subsidiaries

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each statement of financial position of foreign operations are translated at the closing rates at the end of reporting period; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognized in other comprehensive income.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(e)	Foreign currency translation (Cont’d)

(iii)	Foreign subsidiaries (Cont’d)

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The effect of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries’ entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries’ ownership interest in associates or joint venture that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(f)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(f)	Property, plant and equipment (Cont’d)

Depreciation of property, plant and equipment is provided based on book value of the asset less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life of the asset. The estimated useful lives are as follows:

Estimated useful lives
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary.

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(j)).

(g)	Power generation license

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(h)	Mining rights

Mining rights are stated at cost less accumulated amortization and impairment losses (Note 2(j)) and are amortized based on the units of production method utilizing only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

(i)	Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Company and its subsidiaries’ share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(j)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(j)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(j)	Impairment of non-financial assets (Cont’d)

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(k)	Financial assets

Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the end of reporting period which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’ and ‘other non-current assets’ in the statement of financial position.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the end of reporting period.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets (Cont’d)

(iv)	Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. When applying valuation techniques, the Company and its subsidiaries maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Loans and receivables are carried at amortized cost using the effective interest method.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘other investment income’. Dividends on available-for-sale financial assets are recorded in ‘other investment income’ when the right of the Company and its subsidiaries to receive payments is established.

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the end of reporting period. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in subsidiaries, associates and joint ventures, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount. The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets (Cont’d)

(v)	Impairment of financial assets (Cont’d)

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(l).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit or loss except for the effective portions of gain or loss on the derivative financial instruments designated as cash flow hedges which are recognized directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and which could affect the statement of comprehensive income.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change resulting from variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets (Cont’d)

(vi)	Derivative financial instruments and hedging activities (Cont’d)

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain/(loss) and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognized when the forecast transaction is ultimately recognized in the profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

(l)	Loans and receivables

Loans and receivables, which primarily include accounts receivable, other receivables, loan to subsidiaries and other non-current assets, are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

The Company and its subsidiaries establish an allowance for impairment that represents its estimate of incurred losses in respect of receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(l)	Loans and receivables (Cont’d)

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

(m)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance, respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over net realizable value. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(n)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or jointly control of the same third party; one party is controlled or jointly controlled by a third party and the other party is an associate or a joint venture of the same third party.

(o)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks and other financial institutions, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(p)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the end of reporting period.

(q)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets. The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

The amount of specific borrowing costs capitalized is net of the investment income on any temporary investment of the funds pending expenditure on the asset.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(r)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(s)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power, heat and coal sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, certain pilot regions have been under the Pilot Program for the transformation from Business Tax to VAT since 1 January 2012 and all other regions since 1 August 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17%, 11% and 6%, respectively.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(s)	Taxation (Cont’d)

(ii)	Goods and service tax (“GST”)

The power sales of the subsidiaries in Singapore are subject to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iii)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. The temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Company and its subsidiaries control the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

At the end of reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(s)	Taxation (Cont’d)

(iii)	Current and deferred income tax (Cont’d)

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(t)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(u)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit or loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit or loss.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(v)	Revenue and income recognition

Revenue and income are recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)	Electricity sales revenue

Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST). Revenue is earned and recognized upon transmission of electricity to the customers or the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)	Coal sales revenue

Coal sales revenue represents the fair value of the consideration received or receivable for the sale of the coal in the ordinary course of the activities of the Company and its subsidiaries. Coal sales revenue is recognized when the coal is delivered to the customers and there is no unfulfilled obligation that could affect the customer’s acceptance of the coal.

(iii)	Service revenue

Service revenue refers to amounts received from service of port loading, conveying and transportation. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Dividend income

Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(w)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)	Operating leases (lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(ii)	Finance lease

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. At the end of reporting period, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

Please refer to Note 2(k)(v) for impairment test on finance lease receivables.

Where the Company and its subsidiaries acquire the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company and its subsidiaries will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy asset out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(x)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(y)	Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments. Where the Company issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within accounts payable and other liabilities. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Company’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued.

(z)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(aa)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2016, but the Company and its subsidiaries have not early adopted:

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(ab)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Cont’d)

•	IFRS 14, ‘Regulatory deferral accounts’, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Amendments to IFRS 11, ‘Accounting for acquisitions of interests in joint operations’, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Amendments to IAS 16 and IAS 38, ‘Clarification of acceptable methods of depreciation and amortization’, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Amendments to IAS 27, ‘Equity method in separate financial statements’, which will be effective for accounting periods beginning on or after 1 January 2016.

•
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Annual improvements to IFRSs 2012-2014 Cycle, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Amendments to IAS 1 and IAS 7, ‘Disclosure initiative’, which will be effective for accounting periods beginning on or after 1 January 2016 and 1 January 2017 respectively.

•	Amendments to IAS 12, ‘Recognition of deferred tax assets for unrealised losses’, which will be effective for accounting periods beginning on or after 1 January 2017.

•	IFRS 15, ‘Revenue from contracts with customers’, which will be effective for accounting periods beginning on or after 1 January 2018.

•	IFRS 9, ‘Financial instrument’, which will be effective for accounting periods beginning on or after 1 January 2018.

•	IFRS 16, ‘Leases’, which will be effective for accounting periods beginning on or after 1 January 2019.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date.

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT

(a)	Financial risk management

Risk management, including the management on the financial risks, is carried out under the instructions of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

(i)	Market risk

(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Note 24, 27 and 30 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2015, if RMB had weakened/strengthened by 5% (2014: 5%) against US$ and 3% (2014: 3%) against EUR (“€”) with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB144 million (2014: RMB155 million) and RMB10 million (2014: RMB13 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2015, if S$ had weakened/strengthened by 10% (2014: 10%) against US$ with all other variables constant, the Company and its subsidiaries would further recognize exchange loss/gain amounted RMB2 million (2014: RMB6 million), respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months using primarily foreign currency contracts.

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(i)	Market risk (Cont’d)

(2)	Price risk

The available-for-sale financial assets of the Company and its subsidiaries are exposed to equity security price risk.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd. (“Yangtze Power”)) and may exercise protective rights. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 14 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 24 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2015, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB410 million (2014: RMB380 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB8 million (2014: RMB8 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB60 million (2014: RMB58 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(i)	Market risk (Cont’d)

(3)	Cash flow interest rate risk (Cont’d)

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 14 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables and other non-current assets. The maximum exposures of other non-current assets, other receivables, accounts receivable and bank deposits are disclosed in Note 16, 18, 19 and 35 to the financial statements, respectively.

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 36(a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 4,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries hold cash deposits of RMB172.51 million (2014: RMB157.80 million) and guarantees from creditworthy financial institutions as a security from these customers.

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(a)	Financial risk management (Cont’d)

(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

The Company and its subsidiaries maintain flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial labilities and repayment schedules of the long-term loans and long-term bonds are disclosed in Note 14, 24 and 25, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities that are measured at fair value at 31 December 2015.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	–	40,843	–	40,843

Derivatives used for hedging (Note 14)	–	143,669	–	143,669

Available-for-sale financial assets
– Equity securities (Note 10)	3,492,510	–	–	3,492,510

Total assets	3,492,510	184,512	–	3,677,022

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	–	23,391	–	23,391

Derivatives used for hedging (Note 14)	–	1,281,550	–	1,281,550

Total liabilities	–	1,304,941	–	1,304,941

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities that are measured at fair value at 31 December 2014.

	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 14)	–	184,756	–	184,756

Derivatives used for hedging (Note 14)	–	116,977	–	116,977

Available-for-sale financial assets
– Equity securities (Note 10)	2,748,162	–	–	2,748,162

Total assets	2,748,162	301,733	–	3,049,895

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 14)	–	149,989	–	149,989

Derivatives used for hedging (Note 14)	–	1,332,251	–	1,332,251

Total liabilities	–	1,482,240	–	1,482,240

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2015 and 2014, instrument included in level 1 is an equity investment in Yangtze Power classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

Yangtze Power suspended trading of its stock from 12 June 2015 to 15 November 2015 in Shanghai Stock Exchange, and as a result there is no quoted market price available during the period. The Company determined the fair value of available-for-sale financial asset by considering observable market data for comparable companies, and transferred the available-for-sale financial asset from level 1 to level 2 fair value hierarchy. After resumption of trading on 16 November 2015, the Company transferred the available-for sale financial asset from level 2 to level 1 fair value hierarchy. Except for above, during the year ended 31 December 2015 there is no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

3	FINANCIAL AND CAPITAL RISKS MANAGEMENT (Cont’d)

(b)	Fair value estimation (Cont’d)

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB78.31 billion and RMB23.15 billion as at 31 December 2015 (2014: RMB64.89 billion and RMB28.03 billion), respectively. The aggregate book value of these liabilities was approximately RMB78.38 billion and RMB22.74 billion as at 31 December 2015 (2014: RMB65.03 billion and RMB27.75 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2015, the strategy of the Company and its subsidiaries remained unchanged from 2014. The debt ratio of the Company and its subsidiaries as at 31 December 2015 was 67.08% (2014: 69.19%).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Notes 2(g) and 2(j), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 12 and 15). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB14 million and RMB180 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB11 million and RMB59 million, respectively.

For the sensitivity analysis of goodwill and power generation license of Tuas Power, please refer to Note 12 and 15.

(b)	Useful life of power generation license

As at year end, management of the Company and its subsidiaries assessed that the estimated useful life for its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation license.

(c)	Useful lives of property, plant and equipment

Management of the Company and its subsidiaries determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

(d)	Estimated impairment of property, plant and equipment and mining rights

The Company and its subsidiaries test whether property, plant and equipment and mining rights suffered any impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment and mining rights.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment and mining rights impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2015, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB224 million and RMB1,566 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the impairment against property, plant and equipment and mining rights of the Company and its subsidiaries would decrease totaling by approximately RMB112 million and RMB54 million, respectively.

(e)	Approval of construction of new power plants

The receiving of the ultimate approvals from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approvals from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

(f)	Deferred tax assets

The Company and its subsidiaries recognized the deferred tax assets to the extent that it is probable that future taxable profit will be available against which the asset can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. The management assesses the deferred tax assets based on the expected amount and timing of future taxable profit, the enacted tax laws and applicable tax rates. It is reasonably possible, based on existing knowledge, the outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of deferred tax assets.

5	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2015	2014

Sales of power and heat	127,849,408	124,561,854
Port service	211,685	204,763
Transportation service	104,721	135,256
Others	739,059	504,982

Total	128,904,873	125,406,855

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of consolidated statement of financial position.

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

For the year ended 31 December 2015
Total revenue	118,418,506	10,143,793	588,266	129,150,565
Inter-segment revenue	–	–	(245,692)	(245,692)

Revenue from external customers	118,418,506	10,143,793	342,574	128,904,873

Segment results	24,073,432	(313,253)	(281,457)	23,478,722

Interest income	93,324	66,898	501	160,723
Interest expense	(7,181,116)	(452,034)	(163,325)	(7,796,475)
Impairment (loss)/reversal	(2,913,766)	1,744	(178,131)	(3,090,153)
Depreciation and amortization	(13,244,965)	(772,003)	(245,936)	(14,262,904)
Net (loss)/gain on disposal of non-current assets	(427,286)	22,450	(1)	(404,837)
Share of profits less losses of associates and joint ventures	1,421,072	–	24,915	1,445,987
Income tax expense	(6,104,619)	254,772	14,397	(5,835,450)

For the year ended 31 December 2014 (Restated*)

Total revenue	125,271,587	14,370,406	537,452	140,179,445
Inter-segment revenue	–	–	(152,755)	(152,755)

Revenue from external customers	125,271,587	14,370,406	384,697	140,026,690

Segment results	22,113,100	138,143	(850,805)	21,400,438

Interest income	97,012	72,128	813	169,953
Interest expense	(7,803,090)	(426,019)	(172,189)	(8,401,298)
Impairment (loss)/reversal	(1,488,619)	3,228	(696,812)	(2,182,203)
Depreciation and amortization	(12,131,006)	(821,574)	(180,484)	(13,133,064)
Net loss on disposal of non-current assets	(469,819)	(5)	(8)	(469,832)
Share of profits less losses of associates and joint ventures	1,143,326	–	49,208	1,192,534
Income tax expense	(6,204,709)	(8,767)	1,590	(6,211,886)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)
(Under PRC GAAP)
	PRC power	Singapore	All other
	segment	segment	segments	Total

31 December 2015
Segment assets	253,376,399	27,487,701	10,703,373	291,567,473

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	22,421,000	160,282	642,949	23,224,231
Investments in associates	13,026,027	–	2,806,231	15,832,258
Investments in joint ventures	1,569,614	–	785,004	2,354,618
Segment liabilities	(176,406,566)	(14,876,229)	(5,097,402)	(196,380,197)

31 December 2014 (Restated*)
Segment assets	254,113,135	28,899,723	10,622,010	293,634,868

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	30,325,524	444,658	872,615	31,642,797
Investments in associates	11,638,863	–	2,400,808	14,039,671
Investments in joint ventures	1,121,082	–	1,009,180	2,130,262
Segment liabilities	(181,003,200)	(15,865,147)	(5,511,400)	(202,379,747)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2015	2014 (Restated*)

Revenue from external customers (PRC GAAP)	128,904,873	140,026,690
Reconciling item:
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 40)	–	(14,619,835)

Operating revenue per IFRS consolidated statement of comprehensive income	128,904,873	125,406,855

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2015	2014 (Restated*)

Segment results (PRC GAAP)	23,478,722	21,400,438
Reconciling items:
Loss related to the headquarter	(327,262)	(87,313)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	135,971	156,061
Dividend income of available-for-sale financial assets	97,696	102,229
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 40)	–	(2,696,622)
Impact of other IFRS adjustments**	(427,077)	174,787

Profit before income tax expense per IFRS consolidated statement of comprehensive income	22,958,050	19,049,580

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2015	2014 (Restated*)

Total segment assets (PRC GAAP)	291,567,473	293,634,868
Reconciling items:
Investment in Huaneng Finance	1,329,753	1,347,956
Deferred income tax assets	1,305,548	1,115,232
Prepaid income tax	2,393	19,899
Available-for-sale financial assets	5,127,863	4,383,515
Corporate assets	396,693	379,385
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 40)	–	(28,715,907)
Impact of other IFRS adjustments**	9,136,631	3,006,820

Total assets per IFRS consolidated statement of financial position	308,866,354	275,171,768

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2015	2014 (Restated*)

Total segment liabilities (PRC GAAP)	(196,380,197)	(202,379,747)
Reconciling items:
Current income tax liabilities	(1,054,246)	(881,687)
Deferred income tax liabilities	(1,417,972)	(1,595,025)
Corporate liabilities	(4,937,450)	(5,562,871)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 40)	–	21,674,285
Impact of other IFRS adjustments**	(3,382,800)	(1,644,017)

Total liabilities per IFRS consolidated statement of financial position	(207,172,665)	(190,389,062)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control*	Impact of other IFRS adjustments**	Total

For the year ended 31 December 2015
Interest expense	(7,796,475)	(149,259)	–	–	–	(7,945,734)
Depreciation and amortization	(14,262,904)	(60,236)	–	–	(394,473)	(14,717,613)
Impairment loss	(3,090,153)	–	–	–	–	(3,090,153)
Share of profits less losses of associates and joint ventures	1,445,987	–	135,971	–	(55,983)	1,525,975
Net loss on disposal of non-current assets	(404,837)	(6)	–	–	(33,478)	(438,321)
Income tax expense	(5,835,450)	–	–	–	136,507	(5,698,943)

For the year ended 31 December 2014 (Restated*)
Interest expense	(8,401,298)	(180,305)	–	767,489	–	(7,814,114)
Depreciation and amortization	(13,133,064)	(54,896)	–	1,253,101	55,579	(11,879,280)
Impairment (loss)/reversal	(2,182,203)	–	–	60,640	–	(2,121,563)
Share of profits less losses of associates and joint ventures	1,192,534	–	156,061	(5,553)	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(469,832)	5	–	42,793	–	(427,034)
Income tax expense	(6,211,886)	–	–	701,307	23,371	(5,487,208)

*
The Company completed the acquisition of equity interests of ten companies from Huaneng Group and HIPDC, see Note 40 for details. As the acquisition is a business combination under common control, the transaction is accounted for under merger accounting method under PRC GAAP. The assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore the relevant comparative figures in the segment information were restated under PRC GAAP while the acquisition is accounted for using acquisition method under IFRS.

**
Other GAAP adjustments above primarily represented the classification adjustments and other adjustments. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2015	2014

PRC	118,761,080	111,036,449
Singapore	10,143,793	14,370,406

Total	128,904,873	125,406,855

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2015	2014

PRC	245,620,977	207,709,257
Singapore	22,874,396	23,808,140

Total	268,495,373	231,517,397

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2015		2014
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Corporation	14,855,655	12%	16,621,611	13%
Jiangsu Electric Power Company	14,835,745	12%	15,573,769	12%

6	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2015	2014

Total interest expense on borrowing	8,716,074	8,371,506
Less: amounts capitalized in property, plant and equipment	770,340	557,392

Interest expenses charged in consolidated statement of comprehensive income	7,945,734	7,814,114

Auditors’ remuneration	41,640	33,840
Operating leases charge	526,929	422,749
Fuel	59,242,367	64,762,908
Depreciation of property, plant and equipment	14,411,632	11,646,683
Amortization of other non-current assets	92,775	99,528
Impairment loss of property, plant and equipment (Note 7)	1,047,641	1,358,522
Impairment loss of investment in an associate (Note 8)	178,131	120,050
Impairment loss of mining rights (Note 13)	760,296	–
Impairment loss of goodwill (Note 15)	1,105,649	641,061
(Reversal)/recognition of provision for doubtful accounts	(3,392)	4,577
Recognition/(reversal) of provision for inventory obsolescence	1,828	(2,647)
Net loss on disposals of property, plant and equipment	438,321	427,034
Government grants	(696,735)	(787,988)

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill, mining rights and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

7	PROPERTY, PLANT AND EQUIPMENT

	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As at 1 January2014
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	–	(110,761,761)
Accumulated impairment loss	–	–	(44,216)	(5,059,682)	–	(70,208)	(28,440)	(5,202,546)

Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

Year ended 31 December 2014
Beginning of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181
Reclassification	–	–	227,917	(344,746)	31,812	85,017	–	–
Business combination	–	–	–	–	–	156	10,594	10,750
Additions	–	–	68	331,026	85,465	134,743	20,150,978	20,702,280
Transfer from CIP	167,544	1,648,442	806,588	18,474,896	2,082	659,735	(21,759,287)	–
Disposal	–	–	(89)	(457,662)	–	(832)	–	(458,583)
Net effect of sales leaseback finance lease	–	–	–	30,829	–	–	–	30,829
Depreciation charge	(17,630)	(115,444)	(182,472)	(10,946,184)	(44,624)	(364,520)	–	(11,670,874)
Impairment charge	(80,910)	(568,637)	(18,338)	(336,328)	–	(3,442)	(350,867)	(1,358,522)
Currency translation differences	–	–	–	(305,025)	–	(551)	13,572	(292,004)

End of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

As at 31 December 2014
Cost	836,194	5,127,923	6,711,769	276,801,979	893,417	5,480,587	20,000,109	315,851,978
Accumulated depreciation	(48,046)	(549,438)	(2,099,073)	(115,023,072)	(304,926)	(3,003,834)	–	(121,028,389)
Accumulated impairment loss	(80,910)	(568,637)	(62,554)	(5,279,829)	–	(73,295)	(379,307)	(6,444,532)

Net book value	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

Year ended 31 December 2015
Beginning of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057
Reclassification	–	–	94,127	(23,353)	70,432	(141,206)	–	–
Business combination (Note 40)	330,578	–	502,852	19,822,767	13	285,819	5,519,969	26,461,998
Additions	–	–	17	133,482	–	141,991	21,574,660	21,850,150
Transfer from CIP	573,234	47,480	832,961	21,654,923	–	125,889	(23,234,487)	–
Disposals/Write-off	–	–	(859)	(802,652)	508	7,575	–	(795,428)
Transfer from a subsidiary to a joint venture*	–	(522,289)	(16,097)	–	–	(81,462)	–	(619,848)
Depreciation charge	(24,498)	(111,245)	(234,073)	(13,618,136)	(50,380)	(403,120)	–	(14,441,452)
Impairment charge	(152,714)	–	(302)	(526,191)	–	(557)	(367,877)	(1,047,641)
Currency translation differences	–	–	–	(133,733)	–	22,847	(2,880)	(113,766)

End of the year	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070

As at 31 December 2015
Cost	1,856,144	3,860,009	8,306,471	327,827,738	980,290	5,809,400	23,851,697	372,491,749
Accumulated depreciation	(153,325)	(436,215)	(2,508,772)	(138,852,591)	(371,226)	(3,366,838)	–	(145,688,967)
Accumulated impairment loss	(268,981)	–	(68,931)	(5,968,962)	–	(81,328)	(741,510)	(7,129,712)

Net book value	1,433,838	3,423,794	5,728,768	183,006,185	609,064	2,361,234	23,110,187	219,673,070

7	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

*
Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) was previously a subsidiary of the Company. Pursuant to the terms of the shareholder agreement signed in June, 2008, between the Company and the other 50% shareholder, the Company was given the rights and ability to solely direct the relevant activities, including all financial and operating decisions, whilst the Company holds 50% equity interest in Yingkou Port.

For the purpose of better utilization of the expertise of both shareholders in terms of port operation and management, the Company and the other shareholder agreed to optimize the business model of Yingkou Port and amended the articles of association and shareholder agreement of Yingkou Port on 1 January 2015. In accordance with the amended articles of association and shareholder agreement, the Company’s rights and ability to solely direct significant financial and operating decisions have been removed, and therefore, Yingkou Port became a joint venture and is jointly controlled by the Company and the other shareholder.

Interest capitalization

Interest expense of approximately RMB770 million (2014: RMB557 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 5.31% (2014: 5.98%) per annum.

Impairment

In 2015, impairment losses for certain property, plant and equipment of approximately RMB1,048 million have been recognized. Factors leading to the impairment of operating projects primarily included lower utilization hours and tariff of two coal-fired power plants as a result of over supply of electricity in two provinces, as well as low utilization hours of a hydropower plant as a result of low level of water inflow to the main dam. Discount rates of 7.86%, 8.81% and 7.60% were adopted in the value in use model in the determination of the recoverable amounts for the two coal-fired power plants and the hydropower plant respectively. Besides, as a result of the low demand of coal-fired power in local market, management estimated the possibility of further development of a coal-fired power project was remote, therefore the project under construction with a carrying value of RMB368 million was fully impaired in 2015.

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant. Discount rates of 9.54%, 7.24% and 8.68% were adopted in the value in use model in the determination of the recoverable amounts for the port plant, hydropower plant and coal-fired power plant respectively.

7	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Property, plant and equipment held under finance leases

As at 31 December 2015, certain property, plant and equipment with original cost of RMB1,912 million (2014: RMB1,657 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2015, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 24).

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2015	2014

Beginning of the year	17,626,910	16,678,694
Additional capital injections in associates	300,280	266,877
Acquisition of associates	589,500	–
Business combination (Note 40)	136,244	–
Share of net profit less loss	1,525,975	1,315,876
Share of other comprehensive income	678,793	87,579
Dividends	(934,379)	(602,066)
Impairment charge	(178,131)	(120,050)

End of the year	19,745,192	17,626,910

As at 31 December 2015, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

	Country of incorporation	Registered capital	Business nature and scope of operation	Percentage of equity interest held

Name				Direct	Indirect 1

Associates:
SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	–

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	–

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	–

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	–

China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”)**	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	–

Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB2,059,334,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	–

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	–

Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	–	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	As at 31 December 2015, the fair value of the Company’s shares in SECL was RMB9,729 million (2014: RMB7,379 million).

**
In accordance with the articles of the association of the investee, the Company could only exercise significant influence on the investee and therefore accounts for the investment under the equity method.

In 2015, due to continuous loss as a result of deterioration of coal industry, impairment loss of RMB178 million was provided for the investment in an associate engaged in coal production and sales.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company		Hainan Nuclear

	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Gross amounts of the associates’
Current assets	1,207,407	1,004,545	16,556,930	10,877,590	15,612,635	17,210,954	663,263	442,559	5,236,751	5,315,592	1,744,274	521,536
Non-current assets	14,734,831	14,680,349	39,075,400	27,206,670	16,012,855	12,411,987	3,016,665	3,136,295	4,468,686	4,652,860	21,281,843	18,775,758
Current liabilities	(2,894,554)	(2,752,050)	(15,009,530)	(13,805,720)	(24,881,159)	(22,761,053)	(1,158,424)	(1,358,923)	(2,594,360)	(2,988,992)	(907,693)	(353,059)
Non-current liabilities	(8,349,972)	(8,228,061)	(16,130,880)	(4,152,700)	(95,567)	(122,110)	(35,968)	(10,911)	(3,679,055)	(3,627,542)	(17,609,808)	(15,119,935)
Equity	4,697,712	4,704,783	24,491,920	20,125,840	6,648,764	6,739,778	2,485,536	2,209,020	3,432,022	3,351,918	4,508,616	3,824,300
– Equity attributable to shareholders	3,573,323	3,617,367	21,679,710	17,563,160	6,648,764	6,739,778	2,485,536	2,209,020	3,287,867	3,215,675	4,508,616	3,824,300
– Non-controlling interests	1,124,389	1,087,416	2,812,210	2,562,680	–	–	–	–	144,155	136,243	–	–

Revenue	2,379,072	2,544,980	11,361,320	12,691,060	1,182,782	1,314,173	2,272,013	2,508,099	14,985,952	17,386,709	31,588	–
Profit from continuing operations attributable to shareholders	308,603	367,955	1,865,095	1,985,921	679,857	780,304	431,337	267,851	65,887	154,577	11,696	–
Other comprehensive (loss)/income attributable to shareholders	–	(588)	2,765,600	49,170	(80,871)	379,393	–	–	6,306	(622)	–	–
Total comprehensive income attributable to shareholders	308,603	367,367	4,630,695	2,035,091	598,986	1,159,697	431,337	267,851	72,193	153,955	11,696	–
Dividend received from the associate	189,499	172,894	132,232	165,290	138,000	154,000	115,954	–	–	–	–	–

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,573,323	3,617,367	21,679,710	17,563,160	6,648,764	6,739,778	2,485,536	2,209,020	3,287,867	3,215,675	4,508,616	3,824,300
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%

The Company’s share of net assets of the associate	1,750,928	1,772,510	5,423,179	4,393,424	1,329,753	1,347,956	994,214	883,608	1,643,934	1,607,838	1,352,585	1,147,290
Impact of adjustments	207,586	224,288	1,161,810	1,165,428	–	–	293,082	347,108	16,521	16,521	14,076	14,076

Carrying amount in the consolidated financial statements	1,958,514	1,996,798	6,584,989	5,558,852	1,329,753	1,347,956	1,287,296	1,230,716	1,660,455	1,624,359	1,366,661	1,161,366

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2015	2014	2015	2014

Gross amounts of joint ventures’
Current assets	889,689	764,956	629,933	639,132
Non-current assets	5,675,480	6,010,052	6,587,197	6,706,755
Current liabilities	(3,506,971)	(2,853,997)	(1,583,902)	(1,688,700)
Non-current liabilities	(1,524,838)	(1,939,297)	(2,494,000)	(3,415,025)
Equity	1,533,360	1,981,714	3,139,228	2,242,162

Included in the above assets and liabilities:
Cash and cash equivalents	197,894	236,737	144,001	72,549
Current financial liabilities (excluding trade and other payables and provisions)	(3,027,511)	(2,545,093)	(954,448)	(1,044,610)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,524,837)	(1,939,297)	(2,494,000)	(3,415,025)

Revenue	3,071,262	4,270,631	3,583,167	3,429,254
Profit from continuing operations	1,646	62,335	897,066	646,163
Total comprehensive income	1,646	62,335	897,066	646,163

Dividend received from the joint venture	225,000	–	–	–
Included in the above profit:
Depreciation and amortization	339,204	338,690	390,262	342,520
Interest income	812	1,844	3,436	3,325
Interest expense	172,382	210,461	199,769	260,486
Income tax expense	561	7,797	261,023	262,335

Reconciled to the interest in the joint venture:
Gross amounts of net assets	1,533,360	1,981,714	3,139,228	2,242,162
The Company’s effective interest	50%	50%	50%	50%

The Company’s share of net assets	766,680	990,857	1,569,614	1,121,081
Impact of adjustments	18,324	18,324	–	–

Carrying amount in the consolidated financial statements	785,004	1,009,181	1,569,614	1,121,081

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

Aggregate information of associates and a joint venture that are not individually material:

	2015	2014

Aggregate carrying amount of individually immaterial associates and joint venture in the consolidated financial statements	3,202,906	2,576,601

Aggregate amounts of the Company and its subsidiaries’ share of those associates and joint venture
Profit/(loss) from continuing operations	113,891	(55,939)
Total comprehensive income/(loss)	113,891	(55,939)

As at 31 December 2015, the Company’s share of losses of an associate and a joint venture exceeded its interest in the associate and the joint venture and the unrecognized further losses amounted to RMB76 million (2014: The unrecognized further loss of an associate amounted RMB35 million).

9	INVESTMENTS IN SUBSIDIARIES

As at 31 December 2015, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power Company”) (i)	PRC	held directly	RMB 990,000,000	Power generation	50%	50%

Huaneng Nantong Power Generation Limited Liability Company	PRC	held directly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Power Generation Limited Liability Company	PRC	held directly	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	held directly	RMB 328,000,000	Construction, operation and management of hydropower and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	held directly	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 370,000,000	Construction, operation and management of wind power and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

9	INVESTMENTS IN SUBSIDIARIES (Cont’d)

(i)	Subsidiaries acquired through establishment or investment (Cont’d)

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	held directly	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 90,380,000	Construction and management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	held directly	RMB 197,400,000	Loading warehousing and conveying services, providing facilities services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	held directly	RMB 510,800,000	Port development and construction, coal mixture, machinery leasing and repair	85%	85%

Huaneng Taicang Power Co., Ltd.	PRC	held directly	RMB 804,146,700	Power generation	75%	75%

Huaneng Huaiyin II Power Limited Company	PRC	held directly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Co., Ltd.	PRC	held directly	RMB 465,600,000	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	held directly	RMB 699,700,000	Power generation	70%	70%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	held directly	RMB 719,170,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Liability Company	PRC	held directly	RMB 214,879,000	Construction, operation and management of cogeneration power plants and related projects, production and sales of electricity and heat	100%	100%

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 300,000,000	Investment in related industries	95%	95%

Huaneng Eastern Yunnan Energy Mine Construction Co. Ltd.	PRC	held indirectly	RMB 10,000,000	Constructing and operating of mine and related construction projects	100%	100%

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.	PRC	held directly	RMB 582,000,000	Power generation	60%	60%

Huaneng Shantou Haimen Power Limited Liability Company	PRC	held directly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	held directly	RMB 360,000,000	Construction, operation and management of natural gas power plants and related projects	100%	100%

Chongqing Huaqing Energy Co., Ltd.	PRC	held indirectly	RMB 44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	60%	60%

Huaneng Fuyuan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 54,000,000	Wind Power Project investment and management	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Panxian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	held directly	RMB 5,000,000	Development, management and construction of clean energy project	100%	100%

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 160,000,000	Construction and management of natural gas power plant and related projects	100%	100%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	held directly	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of power plants; thermal heating services	100%	100%

Jiangsu Huayi Energy Co., Ltd.	PRC	held directly	RMB 5,000,000	Development of new energy distribution of coal and coal products	100%	100%

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.	PRC	held directly	RMB 169,000,000	Wind power generation	70%	70%

Huaneng Nanjing Co-generation Co., Ltd	PRC	held directly	RMB 300,000,000	Construction and operation of power plants; thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	held directly	RMB 5,000,000	Research and development of wind power technology, construction and operation of wind power plants	100%	100%

Huaneng Luoyuan Power Limited Liability Company	PRC	held directly	RMB 1,000,000,000	Construction and operation of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) GasCo-generation Co., Ltd.	PRC	held directly	RMB 180,000,000	Power generation, installation and maintenance of power equipment	100%	100%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	held directly	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	held directly	RMB 570,000,000	Construction and operation of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	held directly	RMB 277,690,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng Nanjing Xingang Heating Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of heat supply network and related projects	65%	65%

Huaneng Changxing Photovoltaic Power Limited Liability Company	PRC	held directly	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	held directly	RMB 610,000,000	Infrastructure construction of wind power plants	70%	70%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Shanxi City of Science & Technology Project Management Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of supporting power project	100%	100%

Huaneng Guilin Gas distributed energy Co., Ltd.	PRC	held directly	RMB 267,450,000	Construction and operation of power plants and related projects	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	held directly	RMB 12,500,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	held directly	RMB 10,000,000	Construction and operation of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd.	PRC	held directly	RMB 15,000,000	Construction and operation of cogeneration power plants and related projects	100%	100%

Huaneng International Power Hongkong Limited Company	Hong Kong	held directly	100,000 Shares	Construction and operation of power supply, coal project and related investment and financing businesses	100%	100%

TPG	Singapore	held indirectly	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	100%	100%

TP Utilities Pte Ltd.	Singapore	held indirectly	S$ 255,500,001	Provision of utility services	100%	100%

Huaneng Shanxi Taihang Power Generation Limited Liability Company*	PRC	held directly	RMB 1,086,440,000	Pre service related to power generation	60%	60%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Mianchi Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Tongwei Wind Power Limited Liability Company*	PRC	held directly	RMB 248,000,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Yizheng Power Generation Limited Liability Company*	PRC	held directly	RMB 200,000,000	Wind power station design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company*	PRC	held directly	RMB 5,000,000	Construction, operation and management of wind power, photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company*	PRC	held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%

Huaneng Jiangsu Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Electric energy, heat energy distribution network, and water supply services; heating pipe network construction and operation	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Electric energy, thermal energy and circulating hot water sales	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company*	PRC	held directly	RMB 200,000,000	Power supply, energy transmission and substation project contracting	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Suizhou Power Generation Limited Liability Company*	PRC	held directly	RMB 50,000,000	Construction, operation and management of power plants production and sales of electricity and heat	100%	100%

Huaneng Changle Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yunnan Malong Wind Power Generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 15,000,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company*	PRC	held directly	RMB 10,000,000	Construction, operation and management of photovoltaic power plants and related projects production of electricity heat production and sales	100%	100%

Huaneng Yangxi Photovoltaic Power Limited Liability Company*	PRC	held directly	RMB 62,500,000	Photovoltaic electric power production and sales	80%	80%

*	These companies were newly established in 2015.

9	INVESTMENTS IN SUBSIDIARIES (Cont’d)

(ii)	Subsidiaries acquired from business combinations under common control

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	held directly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Co., Ltd.	PRC	held directly	RMB 1,540,000,000	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	held directly	RMB 615,760,000	Power generation	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	held directly	RMB 1,935,000,000	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	held directly	RMB 1,658,310,000	Power generation	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power”)	PRC	held directly	RMB 1,513,136,000	Power generation	60%	60%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	held directly	RMB 391,738,500	Development of wind power project, production and sales of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (ii)	PRC	held directly	RMB 2,665,000,000	Construction and operation of power plants and related construction projects	41%	66%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	held directly	RMB 1,445,754,800	Power generation comprehensive utilization of fly ash	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	held directly	RMB 125,000,000	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	held directly	RMB 50,000,000	Generation and transfer of power supply, water supply (irrigation)	100%	100%

Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (iii)	PRC	held directly	RMB 800,000,000	Construction and operation of power plants and related construction projects	60%	70%

Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	held directly	RMB 780,000,000	General business projects: thermal power, power development, power services	100%	100%

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	held directly	RMB 76,000,000	Hydropower development, production and management of electric power urban water supply	97%	97%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (iv)	PRC	held directly	RMB 240,000,000	Power generation, steam production; mechanical and electrical equipment, pipeline installation, maintenance services; hot water, fly ash sales	53.45%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Hainan Power Inc. (“Hainan Power”)	PRC	held directly	RMB 1,326,419,587	Construction power plants, new energy development, power plant engineering and equipment maintenance services	91.80%	91.80%

Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	PRC	held directly	RMB 536,923,299	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	held directly	RMB 650,000,000	Construction and operation of power plants and related construction projects	100%	100%

Huaneng Wenchang Wind Power Generation Co., Ltd.	PRC	held indirectly	RMB 1,000,000	Development of wind power project, operation and management of wind power and related projects, production and sales of electricity	91.80%	100%

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

9	INVESTMENTS IN SUBSIDIARIES (Cont’d)

(iii)	Subsidiaries acquired from business combinations not under common control

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Huaneng Weihai Power Limited Liability Company	PRC	held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaneng Huaiyin Power Limited Company	PRC	held directly	RMB 265,000,000	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	held directly	RMB 196,400,000	Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Liability Company	PRC	held directly	RMB 190,000,000	Production and sales of electricity and steam	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	53%

Huaneng Qingdao Port Limited Company	PRC	held directly	RMB 219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	51%

Huaneng (Fujian) Harbour Limited Company	PRC	held directly	RMB 652,200,000	Port management, cargo loading, water transport material supply	51%	51%

Fujian Yingda Property Development Limited Company	PRC	held indirectly	RMB 50,000,000	Real estate development leasing, real estate agency services, warehousing, loading and conveying	51%	100%

Fujian Xinhuanyuan Industrial Limited Company	PRC	held indirectly	RMB 93,200,000	Mineral water production and sale	51%	100%

Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	held directly	RMB 3,543,140,000	Power generation and coal exploitation	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	held directly	RMB 1,626,740,000	Power generation and coal exploitation	100%	100%

Huaneng Suzihe Hydropower Development Limited Company	PRC	held directly	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd.	PRC	held directly	RMB 101,080,000	Hydro-resource development, hydropower, aquaculture	100%	100%

Kaifeng Xinli Power Generation Co., Ltd.	PRC	held indirectly	RMB 146,920,000	Power generation	60%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	held directly	RMB 600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	80%

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (v)	PRC	held directly	RMB 356,350,000	Power generation	51%	72%

Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	held directly	RMB 30,000,000	Wind power generation	90%	90%

SinoSing Power	Singapore	held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	held indirectly	S$ 1,433,550,000	Electricity and gas supply and investment holding	100%	100%

Tuas Power Supply Pte Ltd.	Singapore	held indirectly	S$ 500,000	Power sales	100%	100%

Name of subsidiary	Country of incorporation	Type of interest held	Registered capital	Business nature and scope of operations	Percentage of equity interest held
					Interest	Voting

TP Asset Management Pte Ltd.	Singapore	held indirectly	S$2	Render of environment engineering services	100%	100%

TPGS Green Energy Pte Ltd.	Singapore	held indirectly	S$ 1,000,000	Provision of utility services	75%	75%

New Earth Pte Ltd.	Singapore	held indirectly	S$ 10,111,841	Consultancy in waste recycling	100%	100%

New Earth Singapore Pte Ltd.	Singapore	held indirectly	S$ 17,816,050	Industrial waste management and recycling	100%	100%

Note:

(i)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Accordingly, the Company has control over Shidongkou Power Company.

(ii)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration. Thus, the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration. Accordingly, the Company has control over Beijing Cogeneration.

(iii)
According to the voting in concert agreement entered into between the Company and one shareholder with 10% equity interests in Chaohu Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Chaohu Power.

(iv)
According to the voting in concert agreement entered into between the Company and the other two shareholders in Suzhou Thermal Power, the shareholders agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Suzhou Thermal Power.

(v)
According to the voting in concert agreement entered into between the Company and one shareholder with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company under the circumstances that its legitimate entitlements are guaranteed. As a result, the Company has control over Jinling CCGT.

For the information of material non-controlling interest (“NCI”), please refer to Note 41.

10	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets include the following:

	As at 31 December
	2015	2014

Listed security (Fair value measurement) 257.56 million shares (representing 1.56% shareholding) of Yangtze Power	3,492,510	2,748,162

Unlisted securities (Cost measurement)
10% of Shanxi Xishan Jinxing Energy Co., Ltd.	531,274	531,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000
Others	54,079	53,941

Subtotal	1,585,353	1,585,215
	– -----
Total	5,077,863	4,333,377

There were no impairment provisions provided on available-for-sale financial assets in 2015 and 2014.

11	LAND USE RIGHTS

The movements in the carrying amount of land use rights during the years are as follows:

	2015	2014

Beginning of the year
Cost	6,482,189	5,900,546
Accumulated amortization	(1,309,076)	(1,183,356)
Accumulated impairment losses	(219,269)	(225,905)

Net book value	4,953,844	4,491,285
		– ------------------–
Movement:
Business combination (Note 40)	2,996,440	–
Addition	600,693	613,225
Amortization charge for the year	(227,078)	(139,088)
Disposals and transfer out	(6,036)	(1,735)
Currency translation differences	(4,097)	(9,843)

End of the year	8,313,766	4,953,844

Cost	10,059,872	6,482,189
Accumulated amortization	(1,530,972)	(1,309,076)
Accumulated impairment losses	(215,134)	(219,269)

Net book value	8,313,766	4,953,844

11	LAND USE RIGHTS (Cont’d)

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

12	POWER GENERATION LICENSE

The movements in the carrying amount of power generation license during the years are as follows:

	2015	2014

Beginning of the year	3,720,959	3,837,169
		– ------------------–
Movement:
Currency translation differences	(41,784)	(116,210)

End of the year	3,679,175	3,720,959

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2015 as indefinite and therefore the license is not amortized.

Impairment test of power generation license

Power generation license belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that one of the most sensitive key assumptions is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.62% (31 December 2014: 7.29%). An absolute increase in the discount rate of 0.5% (31 December 2014: 0.5%) would result in approximately RMB1,704 million (31 December 2014: RMB1,540 million) decrease in the recoverable amount of the CGU.

12	POWER GENERATION LICENSE (Cont’d)

Impairment test of power generation license (Cont’d)

Other key assumptions include projection of its business performance based on estimation of gross margin from electricity sold, volume of electricity sold and other operating expenses, which are largely based on a combination of past performance of the CGU, its expectation of market developments and consistency with forecasts included in industry reports. On average, the growth rates of 3.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2%.

Based on the assessments, no impairment was provided for the power generation license.

13	MINING RIGHTS

The movements in the carrying amount of mining rights during the years are as follow:

	2015	2014

Beginning of the year
Cost	1,922,655	1,922,655
		– ------------------–

Movement:
Addition	483,912	–
Impairment charge for the year	(760,296)	–

End of the year	1,646,271	1,922,655

Cost	2,406,567	1,922,655
Accumulated impairment losses	(760,296)	–

Net book value	1,646,271	1,922,655

In 2015, due to the decrease of coal market price, impairment loss for mining rights of approximately RMB760 million have been recognized for two subsidiaries of the Company. The discount rate applied in determining the recoverable amounts of the mining rights in the value in use model were 10.46% and 10.62%.

14	DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	As at 31 December
	2015	2014
Derivative financial assets
– Hedging instruments for cash flow hedge (fuel swap contracts)	1	265
– Hedging instruments for cash flow hedge (exchange forward contracts)	140,977	116,712
– Hedging instruments for cash flow hedge (interest rate swap contracts)	2,691	–
– Financial instruments at fair value through profit or loss (fuel swap contracts)	39,894	184,756
– Financial instruments at fair value through profit or loss (exchange forward contracts)	949	–

Total	184,512	301,733
	-------
Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	–	133
– Hedging instruments for cash flow hedge (exchange forward contracts)	42,353	40,465
– Hedging instruments for cash flow hedge (interest rate swap contracts)	2,691	–

Total non-current portion	45,044	40,598
	-------
Current portion	139,468	261,135

Derivative financial liabilities
– Hedging instruments for cash flow hedge (fuel swap contracts)	1,157,677	1,009,369
– Hedging instruments for cash flow hedge (exchange forward contracts)	2,297	11
– Hedging instruments for cash flow hedge (interest rate swap contract)	121,576	322,871
– Financial instruments at fair value through profit or loss (fuel swap contracts)	23,047	149,989
– Financial instruments at fair value through profit or loss (exchange forward contracts)	344	–

Total	1,304,941	1,482,240
	--------	– -------
Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	307,573	326,634
– Hedging instruments for cash flow hedge (exchange forward contracts)	940	8
– Hedging instruments for cash flow hedge (interest rate swap contract)	121,576	322,871

Total non-current portion	430,089	649,513
	-------
Current portion	874,852	832,727

For the years ended 31 December 2014 and 2015, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

14	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2015 was US$240 million (RMB equivalents of RMB1,558.46 million) (2014: US$278 million (RMB equivalents of RMB1,701.08 million)). Through this arrangement, the Company pays an annual fixed interest of 4.4% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2015 was S$1,399.8 million (RMB equivalents of RMB6,421.8 million) (2014: S$1,440.9 million (RMB equivalents of RMB6,685.2 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2015, these interest rate swap contracts are carried on the consolidated statements of financial position as financial asset of RMB2.69 million and financial liability of RMB41.12 million (2014: financial liability of RMB223.71 million).

14	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

		Cash flows

	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2015 Derivative financial assets
Fuel derivatives used for hedging (net settlement)	1	1	1	–	–

Forward exchange contracts used for hedging
– inflows		2,223,114	1,604,161	618,953	–
– outflows		(2,093,389)	(1,510,919)	(582,470)	–

	140,977	129,725	93,242	36,483	–

Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	2,691	(16,121)	(7,241)	(8,880)	–

Fuel derivatives that do not qualify as hedges (net settlement)	39,894	39,894	39,894	–	–

Foreign exchange contracts that do not qualify as hedges(net settlement)	949	691	691	–	–

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,157,677	(1,157,677)	(850,104)	(307,573)	–

Forward exchange contracts used for hedging
– inflows		539,730	429,306	110,424	–
– outflows		(544,985)	(432,193)	(112,792)	–

	2,297	(5,255)	(2,887)	(2,368)	–

Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	121,576	(190,867)	(84,753)	(106,114)	–

Fuel derivatives that do not qualify as hedges (net settlement)	23,047	(23,047)	(23,047)	–	–

Foreign exchange contracts that do not qualify as hedges (net settlement)	344	(413)	(413)	–	–

14	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

		Cash flows

	Carrying amounts	Contractual cash flows	Within 1 year	Between 1 and 5 years	After 5 years

As at 31 December 2014
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	265	265	133	132	–

Forward exchange contracts used for hedging
– inflows		2,827,425	1,969,596	857,829	–
– outflows		(2,714,818)	(1,895,789)	(819,029)	–

	116,712	112,607	73,807	38,800	–

Fuel derivatives that do not qualify as hedges (net settlement)	184,756	184,756	184,756	–	–

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,009,369	(1,009,369)	(682,735)	(326,634)	–

Forward exchange contracts used for hedging
– inflows		552,840	538,402	14,438	–
– outflows		(553,505)	(539,020)	(14,485)	–

	11	(665)	(618)	(47)	–

Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	322,871	(508,178)	(175,843)	(320,678)	(11,657)

Fuel derivatives that do not qualify as hedges (net settlement)	149,989	(149,989)	(149,989)	–	–

15	GOODWILL

The movements of goodwill during the years are as follows:

	2015	2014

Beginning of the year
Cost	13,865,890	14,273,513
Accumulated impairment losses	(2,140,335)	(1,515,482)

Net book value	11,725,555	12,758,031
		– ------------------–
Movement:
Business combination (Note 40)	1,169,966	–
Impairment charge for the year	(1,105,649)	(641,061)
Disposals	–	(78,002)
Currency translation differences	(112,690)	(313,413)

End of the year	11,677,182	11,725,555

Cost	14,919,930	13,865,890
Accumulated impairment losses	(3,242,748)	(2,140,335)

Net book value	11,677,182	11,725,555

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2015	2014

PRC Power segment:
Hainan Power	506,336	–
Wuhan Power	518,484	–
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	–	1,105,649

Singapore segment:
Tuas Power	9,922,584	10,035,274

15	GOODWILL (Cont’d)

Impairment tests for goodwill (Cont’d)

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth rates of 3.0% was used in consideration of future expansion plans and new development projects as part of the long-term strategy. Cash flows beyond the terminal year was extrapolated using a growth rate of 2.0%.

Discount rates used for value-in-use calculations:

PRC Power segment	8.31% ~ 9.02%
Singapore segment	7.62%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected output schedule of coal mine under construction and selling price of coal. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Note 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

In 2015, due to continuous operating loss of the power plant assets as a result of oversupply of local power market and intense competition which led to lower utilization hours and tariff, and the effect of deteriorating coal market price on the coal assets under construction, the goodwill arising from the acquisition of Diandong Energy was fully impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2015 amounted to approximately RMB1,106 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants in Yunnan province, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 amounted to approximately RMB641 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

16	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 31 December
	2015	2014

Intangible assets*	451,176	452,109
Deferred employee housing subsidies	3,907	4,847
Prepayments for switchhouse and metering station	9,257	10,142
Prepaid connection fees	111,513	118,941
Prepaid territorial water use right**	763,905	775,493
Finance lease receivables	552,401	525,353
VAT recoverable	1,618,894	981,980
Others	867,944	850,390

Total	4,378,997	3,719,255

*	The intangible assets primarily consist of software, patented technologies and etc. In 2015, there is no impairment provided for the intangible assets (2014: RMB nil).

**
The prepaid territorial water use right are amortized over the contractual period of 50 years. As at 31 December 2015, territorial water use right with net book value amounting to RMB78.38 million (2014: RMB80.36 million) was secured to a bank as collateral against a long-term loan of RMB18 million (2014: RMB37 million) (Note 24).

17	INVENTORIES

Inventories comprised:

	As at 31 December
	2015	2014

Fuel (coal and oil) for power generation	3,997,910	5,228,867
Material and supplies	1,587,211	1,636,865

	5,585,121	6,865,732
Less: provision for inventory obsolescence	162,389	163,458

Total	5,422,732	6,702,274

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2015	2014

Beginning of the year	(163,458)	(170,296)
Provision	(2,867)	(878)
Reversal	1,039	3,525
Write-offs	–	632
Currency translation differences	2,897	3,559

End of the year	(162,389)	(163,458)

18	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 31 December
	2015	2014

Prepayments for inventories	143,446	279,128
Prepayments for pre-construction cost	735,975	577,644
Prepaid income tax	2,393	20,499
Prepayments for capacity quota	303,399	303,399
Others	102,854	144,040

Total prepayments	1,288,067	1,324,710
	– ------------------–	– ------------------–
Staff advances	15,692	17,648
Dividends receivable	305,000	188,958
Financial lease receivables	19,419	14,767
Interest receivables	175	350
Others	728,781	622,310

Subtotal other receivables	1,069,067	844,033
		– ------------------–
Less: provision for doubtful accounts	27,957	29,644

Total other receivables, net	1,041,110	814,389
		– ------------------–
VAT recoverable	1,678,812	1,272,621
Designated loan to a joint venture	80,000	–
	– ------------------–	– ------------------–
Gross total	4,115,946	3,441,364

Net total	4,087,989	3,411,720

Please refer to Note 36 for details of other receivables and assets due from the related parties.

18	OTHER RECEIVABLES AND ASSETS (Cont’d)

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	1,005,399	781,426
S$ (RMB equivalent)	60,596	43,652
US$ (RMB equivalent)	3,072	18,955

Total	1,069,067	844,033

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2015	2014

Beginning of the year	(29,644)	(30,673)
Provision	(9)	–
Reversal	1,696	1,029

End of the year	(27,957)	(29,644)

As at 31 December 2015, there was no indication of impairment relating to other receivables which were not past due and no material provision was made (2014: nil).

As at 31 December 2015, other receivables of RMB168 million (2014: RMB101 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	As at 31 December
	2015	2014

Within 1 year	98,649	32,330
Between 1 to 2 years	1,259	593
Between 2 to 3 years	780	236
Over 3 years	66,968	68,056

Total	167,656	101,215

As at 31 December 2015, other receivables of RMB35 million which were past due (2014: RMB35 million) were impaired and a provision of RMB28 million (2014: RMB30 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

18	OTHER RECEIVABLES AND ASSETS (Cont’d)

	As at 31 December
	2015	2014

Within 1 year	1,566	542
Between 1 to 2 years	93	–
Between 2 to 3 years	3	–
Over 3 years	33,792	34,540

Total	35,454	35,082

19	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 31 December
	2015	2014

Accounts receivable	14,401,665	14,087,378
Notes receivable	1,977,790	806,394

	16,379,455	14,893,772

Less: provision for doubtful accounts	2,054	11,809

Total	16,377,401	14,881,963

The gross amounts of account receivables are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	15,639,091	13,875,489
S$ (RMB equivalent)	735,300	1,014,881
US$ (RMB equivalent)	5,064	3,402

Total	16,379,455	14,893,772

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2015, no accounts receivable was secured to banks as collateral against loans (2014: accounts receivable approximately RMB3,592 million were secured to banks as collateral against short-term loans of RMB3,150 million).

For the collateral of notes receivable, please refer to Note 27 for details.

19	ACCOUNTS RECEIVABLE (Cont’d)

Movements of provision for doubtful accounts during the years are analyzed as follows:

	2015	2014

Beginning of the year	(11,809)	(6,123)
Provision	(60)	(8,413)
Reversal	1,833	2,807
Transfer from a subsidiary to a joint venture	8,126	–
Currency translation differences	(144)	(80)

End of the year	(2,054)	(11,809)

Ageing analysis of accounts receivable was as follows:

	As at 31 December
	2015	2014

Within 1 year	16,129,748	14,693,174
Between 1 to 2 years	225,253	123,700
Between 2 to 3 years	1,915	48,021
Over 3 years	22,539	28,877

Total	16,379,455	14,893,772

As at 31 December 2015, the maturity period of the notes receivable ranged from 1 to 6 months (2014: from 1 to 6 months).

As at 31 December 2015 and 2014, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at 31 December 2015, accounts receivable of RMB2.05 million (2014: RMB11.81 million) were impaired. The ageing of these accounts receivable was as follows:

	As at 31 December
	2015	2014

Less than 1 year	–	274
Between 2 to 3 years	–	8,126
Over 3 years	2,054	3,409

Total	2,054	11,809

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

20	COMPANY’S STATEMENT OF CHANGES IN EQUITY

		Capital surplus

	Share capital	Share premium	Hedging reserve	Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity

Balance as at 1 January 2014	14,055,383	16,246,099	(87,423)	377,946	1,093,892	17,630,514	7,085,454	16,682,125	55,453,476
Profit for the year ended 31 December 2014	–	–	–	–	–	–	–	10,025,447	10,025,447
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset – gross	–	–	–	1,120,385	–	1,120,385	–	–	1,120,385
Fair value changes from available-for-sale financial asset – tax	–	–	–	(280,096)	–	(280,096)	–	–	(280,096)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(38,155)	–	–	(38,155)	–	–	(38,155)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	9,539	–	–	9,539	–	–	9,539
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – gross	–	–	55,559	–	–	55,559	–	–	55,559
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – tax	–	–	(13,890)	–	–	(13,890)	–	–	(13,890)

Total comprehensive income for the year ended 31 December 2014	–	–	13,053	840,289	–	853,342	–	10,025,447	10,878,789
Issuance of new H shares, net of issuance expenses	365,000	2,088,986	–	–	–	2,088,986	–	–	2,453,986
Appropriation of surplus reserve	–	–	–	–	–	–	110,895	(110,895)	–
Dividends relating to 2013	–	–	–	–	–	–	–	(5,341,046)	(5,341,046)
Others	–	–	–	–	–	–	–	1,761	1,761

Balance as at 31 December 2014	14,420,383	18,335,085	(74,370)	1,218,235	1,093,892	20,572,842	7,196,349	21,257,392	63,446,966

20	COMPANY’S STATEMENT OF CHANGES IN EQUITY (Cont’d)

		Capital surplus

	Share capital	Share premium	Hedging reserve	Available- for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity

Balance as at 1 January 2015	14,420,383	18,335,085	(74,370)	1,218,235	1,093,892	20,572,842	7,196,349	21,257,392	63,446,966
Profit for the year ended 31 December 2015	–	–	–	–	–	–	–	12,415,335	12,415,335
Other comprehensive income/(loss):
Fair value changes from available- for-sale financial asset – gross	–	–	–	744,348	–	744,348	–	–	744,348
Fair value changes from available- for-sale financial asset – tax	–	–	–	(186,087)	–	(186,087)	–	–	(186,087)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(30,988)	–	–	(30,988)	–	–	(30,988)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	7,747	–	–	7,747	–	–	7,747
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – gross	–	–	49,695	–	–	49,695	–	–	49,695
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – tax	–	–	(12,424)	–	–	(12,424)	–	–	(12,424)

Total comprehensive income for the year ended 31 December 2015	–	–	14,030	558,261	–	572,291	–	12,415,335	12,987,626
Issuance of new H shares, net of issuance expenses (Note 21)	780,000	3,904,314	–	–	–	3,904,314	–	–	4,684,314
Transfer to surplus reserve (Note 22)	–	–	–	–	–	–	943,681	(943,681)	–
Dividends relating to 2014 (Note 23)	–	–	–	–	–	–	–	(5,479,746)	(5,479,746)

Balance as at 31 December 2015	15,200,383	22,239,399	(60,340)	1,776,496	1,093,892	25,049,447	8,140,030	27,249,300	75,639,160

21	SHARE CAPITAL

	2015		2014
	Number		Number of
	of shares	Share capital	shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,920,383,440	3,920,383	3,555,383,440	3,555,383

Subtotal	14,420,383,440	14,420,383	14,055,383,440	14,055,383
	----------------–	– ------------–	– ---------------–	– -----------–
Issuance of new H shares	780,000,000	780,000	365,000,000	365,000

As at 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	4,700,383,440	4,700,383	3,920,383,440	3,920,383

Total	15,200,383,440	15,200,383	14,420,383,440	14,420,383

In November 2015, the Company issued 780,000,000 H shares with a par value of RMB1.00, at a price of HK$7.32 per H share. Net proceeds from the issuance amounted to HK$5.69 billion after deducting issuance costs from gross proceeds of HK$5.71 billion. The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, in all material aspects, are entitled to the same economic and voting rights. None of the issued A shares are within the lock-up period as at 31 December 2014 and 2015.

22	SURPLUS RESERVES

	As at 1 January 2015	Transfer to surplus reserve	As at 31 December 2015

Surplus reserves	7,196,349	943,681	8,140,030

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share capital after being used to increase share capital.

According to the Company’s articles of association and board resolutions on 24 March 2015, the Company intended to appropriate 10% of last year’s net profit attributable to the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB1,055 million, in which RMB944 million being the excess of the consequent surplus reserve balance over 50% of the registered share capital was subject to the approval of the shareholders. Upon the approval of the shareholders at the annual general meeting on 25 June 2015 the excess amount was transferred to surplus reserve in 2015.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2014 and 2015, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2015, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB37.606 billion and RMB37.314 billion; respectively; and the balance of retained earnings for the Company amounted RMB30.156 billion and RMB27.249 billion, respectively.

23	DIVIDENDS

On 22 March 2016, the Board of Directors proposed a cash dividend of RMB0.47 per share, totaling approximately RMB7,144 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 25 June 2015, upon the approval from the annual general meeting of the shareholders, the Company declared 2014 final dividend of RMB0.38 (2013: RMB0.38) per ordinary share, totaling approximately RMB5,480 million (2013: RMB5,341 million).

24	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 31 December
	2015	2014

Loans from Huaneng Group and its subsidiaries (a)	2,696,225	1,057,485
Bank loans and other loans (b)	75,683,003	63,973,406

	78,379,228	65,030,891

Less: Current portion of long-term loans	12,351,205	7,392,433

Total	66,028,023	57,638,458

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2015

	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
– Variable rate	665,015	665,015	665,015	–	4.28%-5.54%

Loans from HIPDC
Unsecured
RMB
– Fixed rate	400,000	400,000	400,000	–	5.30%
– Variable rate	1,300,210	1,300,210	1,300,210	–	4.28%~5.30%

Loans from Huaneng Finance
Unsecured
RMB
– Variable rate	331,000	331,000	72,000	259,000	4.41%~5.84%

Total		2,696,225	2,437,225	259,000

24	LONG-TERM LOANS (Cont’d)

(a)	Loans from Huaneng Group and its subsidiaries (Cont’d)

	As at 31 December 2014

	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
– Variable rate	640,485	640,485	–	640,485	5.40%

Loans from Huaneng Finance
Unsecured
RMB
– Fixed rate	417,000	417,000	417,000	–	5.54%

Total		1,057,485	417,000	640,485

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2015

	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000
Secured
RMB
– Fixed rate	9,389,630	9,389,630	1,103,320	8,286,310	4.41%-6.15%
– Variable rate	253,000	253,000	25,300	227,700	4.90%
Unsecured
RMB
– Fixed rate	18,727,985	18,727,985	2,201,076	16,526,909	2.90%-6.55%
– Variable rate	31,374,161	31,374,161	5,774,825	25,599,336	3.95%-6.55%
US$
– Variable rate	472,800	3,070,174	388,925	2,681,249	1.38%
S$
– Variable rate	2,696,925	12,372,141	348,296	12,023,845	1.98%-4.25%
€
– Fixed rate	48,530	344,331	66,294	278,037	2.00%-2.15%
JPY
– Fixed rate	2,812,263	151,581	5,944	145,637	0.75%

Total		75,683,003	9,913,980	65,769,023

24	LONG-TERM LOANS (Cont’d)

(b)	Bank loans and other loans (Cont’d)

	As at 31 December 2014

	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000
Secured
RMB
– Fixed rate	10,504,895	10,504,895	1,059,994	9,444,901	5.54%-6.55%
– Variable rate	100,000	100,000	–	100,000	6.15%
Unsecured
RMB
– Fixed rate	26,194,209	26,194,209	4,985,946	21,208,263	4.20%-6.55%
– Variable rate	10,556,570	10,556,570	82,980	10,473,590	5.35%-6.55%
US$
– Fixed rate	2,666	16,316	16,316	–	6.36%
– Variable rate	539,004	3,298,164	408,284	2,889,880	0.81%-1.74%
S$
– Variable rate	2,774,327	12,871,770	352,252	12,519,518	1.98%-4.25%
€
– Fixed rate	57,874	431,482	69,661	361,821	2.00%-2.15%

Total		63,973,406	6,975,433	56,997,973

As at 31 December 2015, a long-term loan of RMB18 million (31 December 2014: RMB37 million) is secured by territorial water use right with net book value amounting to RMB78.38 million (31 December 2014: RMB80.36 million).

As at 31 December 2015, a long-term loan of RMB67 million (31 December 2014: RMB95 million) is secured by certain property, plant and equipment with net book value amounting to approximately RMB150 million (31 December 2014: RMB194 million).

As at 31 December 2015, long-term loans of approximately RMB9,558 million were secured by future electricity revenue (31 December 2014: RMB10,404 million).

As at 31 December 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility with net book value amounting to RMB522 million. The subsidiary was transferred to joint venture in 2015.

24	LONG-TERM LOANS (Cont’d)

The maturity of long-term loans is as follows:

	Loans from Huaneng Group and its subsidiaries		Bank loans and other loans
	As at 31 December		As at 31 December
	2015	2014	2015	2014

1 year or less	2,437,225	417,000	9,913,980	6,975,433
More than 1 year but no more than 2 years	62,000	640,485	12,028,176	8,356,701
More than 2 years but no more than 3 years	68,000	–	9,134,791	9,292,458
More than 3 years but no more than 4 years	2,000	–	9,219,121	5,667,453
More than 4 years but no more than 5 years	2,000	–	6,404,924	6,870,199
More than 5 years	125,000	–	28,982,011	26,811,162

	2,696,225	1,057,485	75,683,003	63,973,406
Less: amount due within 1 year included under current liabilities	2,437,225	417,000	9,913,980	6,975,433

Total	259,000	640,485	65,769,023	56,997,973

The interest payment schedule of long-term loans in the future years are summarized as follows:

	As at 31 December
	2015	2014

1 year or less	3,354,579	2,971,899
More than 1 year but not more than 2 years	2,784,037	2,628,832
More than 2 years but not more than 5 years	5,784,420	5,479,149
More than 5 years	4,325,853	4,441,296

Total	16,248,889	15,521,176

25	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2015, interest payables for the unmatured bonds amounted to approximately RMB3.72 million (31 December 2014: RMB3.73 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2015, interest payable for these bonds amounted to approximately RMB134.69 million (31 December 2014: RMB135.06 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. The bond with original maturity of 3 years had matured in January 2015 and the Company repaid the principal of RMB5 billion. As at 31 December 2015, interest payable for the unmatured bond amounted to approximately RMB45.48 million (31 December 2014: RMB45.61 million).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semi-annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2014: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB138.94 million (31 December 2014: RMB139.32 million).

25	LONG-TERM BONDS (Cont’d)

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2015, interest payable for the bonds amounted to approximately RMB99.05 million (31 December 2014: RMB99.32 million).

Please refer to Note 36(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

26	OTHER NON-CURRENT LIABILITIES

	As at 31 December
	2015	2014

Finance lease payables (a)	1,422,572	1,584,020
Government Grant
– Environmental subsidies (b)	1,093,483	909,615
– Other government grant	164,394	113,010
Others	981,312	441,595

Subtotal	3,661,761	3,048,240

Current portion of finance lease payables	(519,306)	(329,560)
Current portion of other non-current liabilities	(20,000)	–

Subtotal	(539,306)	(329,560)

Total	3,122,455	2,718,680

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2015	2014

Within 1 year	574,415	414,143
After 1 year but within 2 years	596,160	541,831
After 2 years but within 3 years	240,793	535,492
After 3 years	136,386	284,234

	1,547,754	1,775,700

Less: total future interest expense	125,182	191,680

Present value of finance lease obligations	1,422,572	1,584,020

26	OTHER NON-CURRENT LIABILITIES (Cont’d)

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2015, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB98.88 million (2014: RMB66.15 million).

27	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 31 December
	2015	2014

Accounts and notes payable	9,403,088	11,685,285
Amounts received in advance	472,886	649,431
Payables to contractors for construction	11,425,575	10,172,216
Retention payables to contractors	1,200,724	996,861
Consideration payables for acquisitions	–	23,683
Accrued interests	874,333	1,056,249
Accrued pollutants discharge fees	94,691	75,648
Accrued water-resources fees	18,847	35,329
Accrued service fee of intermediaries	51,340	62,261
Security deposits	104,949	100,356
Provisions	15,001	28,647
Others	2,524,330	2,149,898

Total	26,185,764	27,035,864

Please refer to Note 36(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2015, notes payable of RMB14 million (2014: RMB13 million) were secured by notes receivable with net book value amounted to RMB14 million (2014: notes receivable amounted to RMB15 million).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	24,773,457	25,106,220
S$ (RMB equivalent)	517,192	635,640
US$ (RMB equivalent)	392,953	626,242
JPY (RMB equivalent)	29,264	15,599
EUR (RMB equivalent)	12	2,677
GBP (RMB equivalent)	–	55

Total	25,712,878	26,386,433

27	ACCOUNTS PAYABLE AND OTHER LIABILITIES (Cont’d)

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2015	2014

Within 1 year	9,280,736	11,559,092
Between 1 to 2 years	78,682	88,408
Over 2 years	43,670	37,785

Total	9,403,088	11,685,285

28	TAXES PAYABLE

Taxes payable comprises:

	As at 31 December
	2015	2014

VAT payable	663,243	766,329
Income tax payable	1,054,246	751,349
Others	353,982	340,346

Total	2,071,471	1,858,024

29	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 4.90% and 3.98% in April 2014 and November 2014, respectively. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 5.30% and 4.40%, respectively. These bonds were fully repaid in April 2015 and November 2015 respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB3 billion, and RMB3 billion bearing annual interest rates of 4.63%, 4.63% and 4.00%, in August 2014, September 2014, and November 2014, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.94%, 4.94% and 4.31%, respectively. The bonds had matured and were fully repaid in May 2015, June 2015 and August 2015 respectively.

29	SHORT-TERM BONDS (Cont’d)

The Company issued unsecured short-term bonds with a face values of RMB5 billion and RMB3 billion bearing annual interest rate of 4.44% and 3.17% in April 2015 and August 2015. Such bond is denominated in RMB, issued at par and mature in 366 days. The annual effective interest rates of these bonds is 4.86% and 3.58%. As at 31 December 2015, interest payables for the bonds amounted to approximately RMB159.52 million and RMB34.82 million, respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB2 billion, RMB2 billion and RMB5 billion bearing annual interest rates of 3.11%, 3.10%, 3.38% and 3.05%, in June 2015, June 2015, June 2015 and July 2015, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 3.42%, 3.41%, 3.69% and 3.36%. As at 31 December 2015, interest payables for the outstanding bonds amounted to approximately RMB34.67 million, RMB33.54 million, RMB34.91 million and RMB73.75 million, respectively.

30	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 31 December 2015			As at 31 December 2014
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
– Fixed rate	–	–	–	190,000	190,000	6.00%
– Fixed rate-discounted notes receivable	307,149	307,149	3.19%-4.30%	114,901	114,901	4.50%-4.80%
– Variable rate	–	–	–	3,000,000	3,000,000	5.04%

Subtotal		307,149			3,304,901
					–--------------------–
Unsecured
RMB
– Fixed rate	1,275,000	1,275,000	3.92%-5.60%	9,532,000	9,532,000	4.00%-6.00%
– Variable rate	48,301,340	48,301,340	3.83%-5.32%	30,692,103	30,692,103	5.00%-6.00%

Subtotal		49,576,340			40,224,103

Total		49,883,489			43,529,004

As at 31 December 2015, no short-term loan was secured by accounts receivable (31 December 2014: short-term loans of RMB3,150 million were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3,592 million).

30	SHORT-TERM LOANS (Cont’d)

As at 31 December 2015, no short-term loan was secured by property, plant and equipment (31 December 2014: a short-term loan of RMB40 million is secured by a subsidiary’s port facility with net book value amounting to RMB56.47 million).

As at 31 December 2015, short-term loans of RMB307 million (31 December 2014: RMB115 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2015, a short-term loan from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) has been repaid (31 December 2014: RMB150 million).

As at 31 December 2015, a short-term loan from Xi’an Thermal Power Research Institute Co., Ltd (“Xi’an Thermal”) has been repaid (31 December 2014: RMB200 million).

As at 31 December 2015, a short-term loan from Huaneng Group Hong Kong Limited Company (“Huaneng Hong Kong”) has been repaid (31 December 2014: RMB100 million).

31	DEFERRED INCOME TAX ASSETS AND LIABILITIES

The offset amounts of deferred income tax assets and liabilities are as follows:

	As at 31 December
	2015	2014

Deferred income tax assets	1,064,391	884,274
Deferred income tax liabilities	(2,494,143)	(1,810,755)

Total	(1,429,752)	(926,481)

The gross movement on the deferred income tax accounts is as follows:

	2015	2014

Beginning of the year	(926,481)	(1,380,059)
Business combination (Note 40)	(1,007,147)	–
Credited to profit or loss (Note 33)	687,206	541,582
Charged to other comprehensive income	(198,525)	(119,984)
Currency translation differences	15,195	31,980

End of the year	(1,429,752)	(926,481)

31	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total

As at 1 January 2014	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061

(Charged)/credited to profit or loss	–	(368)	(55,094)	541,903	42,107	(25,260)	(77,448)	51,200	477,040
Credited to other Comprehensive income	160,112	–	–	–	–	–	–	–	160,112
Currency translation differences	(8,458)	–	(147)	(80)	–	–	(123)	(77)	(8,885)

As at 31 December 2014	214,528	14,343	206,432	638,830	75,711	256,086	82,319	455,079	1,943,328

Business combination (Note 40)	–	452	98,498	918	–	–	–	25,507	125,375
(Charged)/credited to profit or loss	–	(378)	94,537	(67,315)	(34,773)	(25,644)	153,954	213,629	334,010
Charged to other comprehensive loss	(12,438)	–	–	–	–	–	–	–	(12,438)
Currency translation differences	(2,214)	–	(49)	(54)	–	–	(289)	2,188	(418)

As at 31 December 2015	199,876	14,417	399,418	572,379	40,938	230,442	235,984	696,403	2,389,857

31	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

Deferred income tax liabilities:

	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial water use right	Others	Total

As at 1 January 2014	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

(Charged)/credited to profit or loss	–	(6,918)	76,723	–	–	2,864	(8,127)	64,542
Charged to other comprehensive income	(280,096)	–	–	–	–	–	–	(280,096)
Currency translation differences	–	17,658	2,960	19,756	–	–	491	40,865

As at 31 December 2014	(459,155)	(400,523)	(909,109)	(632,563)	(270,667)	(75,970)	(121,822)	(2,869,809)

Business combination (Note 40)	–	(528,361)	(603,508)	–	–	–	(653)	(1,132,522)
Credited to profit or loss	–	24,257	212,855	–	113,452	1,769	863	353,196
Charged to other comprehensive loss	(186,087)	–	–	–	–	–	–	(186,087)
Currency translation differences	–	454	8,056	7,103	–	–	–	15,613

As at 31 December 2015	(645,242)	(904,173)	(1,291,706)	(625,460)	(157,215)	(74,201)	(121,612)	(3,819,609)

As at 31 December 2015 and 2014, taxable temporary differences relating to interest in equity method investees amounted to RMB3.78 billion and RMB2.69 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2015 and 2014 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2015 and 2014, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.78 billion and RMB3.84 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2015 and 2014 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

31	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

In accordance with the accounting policy set out in Note 2(s), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2015	2014

Deductible temporary differences	2,940,730	2,408,796
Tax losses	6,990,624	7,056,577

Total	9,931,354	9,465,373

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2015	2014

Year of expiry
2015	–	901,015
2016	1,504,577	1,589,376
2017	1,900,325	1,932,014
2018	1,181,030	1,256,982
2019	1,284,264	1,377,190
2020	1,120,428	–

Total	6,990,624	7,056,577

32	ADDITIONAL FINANCIAL INFORMATION TO THE STATEMENT OF FINANCIAL STATEMENT

As at 31 December 2015, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB90,271 million (2014: RMB66,981 million). On the same date, total assets less current liabilities were approximately RMB185,030 million (2014: RMB170,326 million).

33	INCOME TAX EXPENSE

	For the year ended 31 December
	2015	2014

Current income tax expense	6,386,149	6,028,790
Deferred income tax (Note 31)	(687,206)	(541,582)

Total	5,698,943	5,487,208

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2014: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2015	2014

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	25.11%	24.94%
Effect of tax losses not recognized	(0.12%)	0.96%
Effect of deductible temporary differences not recognized	(0.16%)	1.67%
Effect of non-taxable income	(1.77%)	(1.86%)
Effect of non-deductible expenses	1.37%	1.59%
Others	0.39%	1.50%

Effective tax rate	24.82%	28.80%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2015 and 2014.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2014: 17%).

34	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2015	2014

Consolidated net profit attributable to equity holders of the Company	13,651,933	10,757,317
Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,485,383	14,085,800

Basic and diluted earnings per share (RMB)	0.94	0.76

*      Weighted average number of ordinary shares:

	2015	2014
	’000	’000

Issued ordinary shares at 1 January	14,420,383	14,055,383
Effect of share issue (Note 21)	65,000	30,417

Weighted average number of ordinary shares at 31 December	14,485,383	14,085,800

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2015 and 2014.

35	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	As at 31 December
	2015	2014

Total bank balances and cash	7,537,813	12,608,192
Less: Restricted cash	59,563	369,825

Cash and cash equivalents as at year end	7,478,250	12,238,367

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	As at 31 December
	2015	2014

RMB	5,847,363	8,346,060
S$ (RMB equivalent)	1,130,356	1,064,479
US$ (RMB equivalent)	559,761	753,061
JPY (RMB equivalent)	205	4
HK$ (RMB equivalent)	128	2,444,588

Total	7,537,813	12,608,192

There is no material non-cash investing and financing transactions for the years ended 31 December 2015 and 2014.

36	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd.	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited	A subsidiary of Huaneng Group
Huaneng Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Huajialing Wind Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Hong Kong	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Tiancheng Financial Leasing Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Shidaowan Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

Names of related parties	Nature of relationship

Hainan Nuclear Power Co., Ltd.	An associate of the Company
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd. (“Coal Gasification Co.”)	An associate of the Company and also a subsidiary of Huaneng Group
Lime Company	An associate of a subsidiary
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Yinkou Port	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	Other related party
Other government-related enterprises***	Related parties of the Company

*
Transactions with subsidiaries of Huaneng Group which also are associates of the Company and its subsidiaries are presented as transactions with subsidiaries of Huaneng Group for note 36(a), 36(b) and 36(c).

**
Before 10 March 2015, the former director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. On 10 March 2015, Mr. Xu Zujian resigned from the position of the non-executive director. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power and Jinling CCGT, respectively.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances

(i)	Cash deposits in a related party

	As at 31 December
	2015	2014

Deposits in Huaneng Finance
– Savings deposit	4,599,922	5,048,722

For the year ended 31 December 2015, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2014: from 0.35% to 1.35%).

(ii)	As described in Note 24 and 30, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, HIPDC, Huaneng Finance, Xi’an Thermal, Huaneng Hong Kong and Huaneng Clean Energy.

(iii)
Except for those disclosed in Note 36(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2015 and 2014, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2015	2014

Due from Huaneng Group	1,700	–
Due from HIPDC	–	99
Due from joint ventures	421,884	50,000
Due from subsidiaries of Huaneng Group	61,876	287,326
Due from other related parties	26,745	–

Total	512,205	337,425

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances (Cont’d)

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at 31 December
	2015	2014

Due to Huaneng Group	25,819	1,313
Due to HIPDC	89,589	14,417
Due to associates	9,652	12,718
Due to a joint venture	308,308	288,983
Due to subsidiaries of Huaneng Group	2,451,528	4,007,701
Due to other related parties	–	126,102

Total	2,884,896	4,451,234

(v)
As at 31 December 2015, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB126 billion (2014: RMB106 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured, non-interest bearing and the majority of receivable/repayable is within one year.

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions

(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2015	2014

Huaneng Group
Technical services and engineering contracting services	50	–

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	16,575,700	17,938,921
Purchase of equipment	230,638	347,946
Purchase of materials	71,749	52,252
Technical services and engineering contracting services	537,180	464,193
Purchase of power generation quota	287,779	309,791
Entrusting other parties for power generation	–	38,855
Premiums for property insurance	231,996	171,555
Purchase of electricity	7,073	8,087

Joint ventures of the Company
Purchase of coal and transportation services	1,816,954	2,705,865
Entrusting other parties for power generation	–	27,985

A associate of the Company
Purchase of lime	44,591	69,911

Other Related Party
Entrusting other parties for power generation	–	967

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

(ii)	Sales of goods and providing services

	For the year ended 31 December
	2015	2014

Subsidiary of Huaneng Group
Sales of power generation quota	135,085	–
Sales of capacity quota	38,000	21,850
Transportation service provided	14,522	19,743
Provision of entrusted power generation	–	241,868
Sale of cable	–	435
Sales of electricity	1,304	1,042
Handling service provided	36,028	28,589
Labor service provided	77	10,464
Sales of materials	1,476	–

Joint ventures of the Company
Labor service provided	97,408	–
Sales of capacity quota	7,650	–
Sale of steam	15,353	24,551
Maintain service provided	35,924	–

Other Related Party
Provision of entrusted power generation	33,129	29,232

(iii)	Other related party transactions

		For the year ended 31 December
		2015	2014

(1)	Rental charge on leasehold
	HIPDC	161,941	148,603
	Subsidiaries of Huaneng Group	130,591	125,807

(2)	Rental income from leasehold
	A joint venture of the Company	10,759	3,440
	A Subsidiary of Huaneng Group	9,115	9,342

(3)	Drawdown of loans
	A subsidiary of Huaneng Group	2,660,500	2,340,000

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

(iii)	Other related party transactions (Cont’d)

		For the year ended 31 December
		2015	2014

(4)	Interest expense on loans
	Huaneng group	32,573	35,847
	HIPDC	114,687	–
	Subsidiaries of Huaneng Group	158,695	127,449

(5)	Interest income on loans
	A joint venture of the Company	4,572	–

(6)	Capital injection from a subsidiary of Huaneng Group
	A subsidiary of Huaneng Group	286,312	–

(7)	Capital injection to subsidiaries of Huaneng Group
	A subsidiary of Huaneng Group	683,550	–
	A associate of the Company	206,230	266,877

(8)	Pre-construction cost paid by
	A subsidiary of Huaneng Group	12,254	–

(9)	Finance lease payments received from
	A subsidiary of Huaneng Group	100,000	–

(10)	Entrusted management fee
	Huaneng Group	24,950	–

(11)	Trusteeship management income
	Huaneng Group	1,700	–

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(c)	Guarantees

		As at 31 December
		2015	2014

(i)	Long-term loans guaranteed by
	– Huaneng Group	713,994	290,520
	– HIPDC	2,228,000	2,000,000

(ii)	Long-term bonds guaranteed by
	– HIPDC	4,000,000	4,000,000
	– Government-related banks	3,300,000	3,300,000

Transactions with government-related enterprises

For the years ended 31 December 2015 and 2014, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2015 and 2014, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2015	2014

Salaries	9,064	8,546
Pension	1,470	1,350

Total	10,534	9,896

36	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	405,208	297,489
A joint venture of the Company	–	7,220

Total	405,208	304,709

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	1,343,875	2,732,549
An associate of the Company	200,440	223,534

Total	1,544,315	2,956,083

(iii)	Operating lease commitments

	As at 31 December
	2015	2014

Subsidiaries of Huaneng Group	145,950	262,390
HIPDC	73,202	81,035

Total	219,152	343,425

37	LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2014: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2015 were approximately RMB789 million (2014: RMB621 million), including approximately RMB748 million (2014: RMB593 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2015, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB223 million (2014: RMB171 million), including approximately RMB212 million (2014: RMB164 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2014: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2015 amounted to approximately RMB15.76 million (2014: RMB14.70 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB579 million (2014: RMB462 million) and RMB658 million (2014: RMB519 million) for the year ended 31 December 2015, including approximately RMB546 million (2014: RMB439 million) and RMB619 million (2014: RMB483 million) were charged to profit or loss, respectively.

38	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2015 is set out below:

		Basic	Performance
	Fees	salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Guo Junming	–	–	–	–	–
Mr. Liu Guoyue	–	143	663	123	929
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Fan Xiaxia	–	356	494	131	981
Mr. Mi Dabin	65	–	–	–	65
Mr. Guo Hongbo	12	–	–	–	12
Mr. Zhu Yousheng2	24	–	–	–	24
Mr. Xu Zujian1	24	–	–	–	24
Ms. Li Song	65	–	–	–	65
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong1	6	–	–	–	6
Mr. Zhang Shouwen	74	–	–	–	74
Mr. Yue Heng	100	–	–	–	100
Ms. Zhang Lizi1	30	–	–	–	30
Mr. Geng Jianxin2	37	–	–	–	37
Mr. Xia Qing2	37	–	–	–	37

Sub-total	548	499	1,157	254	2,458
	–-----------------------------–	–-----------------------------–	–----------------------------–	–----------------------------–
Name of supervisor
Mr. Ye Xiangdong	–	–	–	–	–
Mr. Mu Xuan	65	–	–	–	65
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	49	–	–	–	49
Mr. Wang Zhaobin	–	298	385	103	786
Ms. Zhang Ling	–	133	263	53	449

Sub-total	114	431	648	156	1,349

Total	662	930	1,805	410	3,807

38	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2014 is set out below:

		Basic	Performance
	Fees	salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Guo Junming	–	–	–	–	–
Mr. Liu Guoyue	–	278	258	117	653
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Fan Xiaxia	–	358	494	122	974
Mr. Mi Dabin	–	–	–	–	–
Mr. Guo Hongbo	48	–	–	–	48
Mr. Xu Zujian	48	–	–	–	48
Ms. Li Song	–	–	–	–	–
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong	74	–	–	–	74
Mr. Zhang Shouwen	74	–	–	–	74
Mr. Yue Heng	–	–	–	–	–
Ms. Zhang Lizi	–	–	–	–	–
Mr. Huang Long	–	–	–	–	–
Mr. Shan Qunying	48	–	–	–	48
Mr. Xie Rongxing	48	–	–	–	48
Mr. Shao Shiwei	74	–	–	–	74
Mr. Wu Liansheng	74	–	–	–	74

Sub-total	562	636	752	239	2,189
	–-----------------------------–	–-----------------------------–	–----------------------------–	–----------------------------–
Name of supervisor
Mr. Ye Xiangdong	–	–	–	–	–
Mr. Mu Xuan	–	–	–	–	–
Mr. Hao Tingwei	–	–	–	–	–
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	48	–	–	–	48
Mr. Wang Zhaobin	–	305	420	111	836
Ms. Zhang Ling	–	129	505	102	736

Sub-total	48	434	925	213	1,620

Total	610	1,070	1,677	452	3,809

38	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

1       Resigned on 25 June 2015.
2       Appointed on 25 June 2015.

During the year, no option was granted to the directors or the supervisors (2014: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2014: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2015 and 2014.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include two directors (2014: one director) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2014: four) individuals during the year (within the range of nil to RMB0.85 million) are as follows:

	As at 31 December
	2015	2014

Basic salaries	910	1,220
Performance salaries	1,260	1,680
Pension	365	454

	2,535	3,354

39	COMMITMENTS

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2015	2014

Contracted but not provided	20,388,412	20,333,112

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2015	2014

Land and buildings
– not later than 1 year	193,772	149,344
– later than 1 year and not later than 2 years	65,652	147,495
– later than 2 year and not later than 5 years	85,793	116,968
– later than 5 years	949,978	1,040,418

Total	1,295,195	1,454,225

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2015 and 2014, the annual rentals was approximately RMB34 million.

39	COMMITMENTS (Cont’d)

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2015

		Purchase	Estimated
	Periods	quantities	unit costs (RMB)

A government-related enterprise	2016-2039	2.8 million m3/day*	2.13/m3
A government-related enterprise	2016-2023	541 million m3/year*	1.91/m3
	2016-2023	450 million	1.91/m3
m3/year*
Other suppliers	2016	244.5BBtu**/day	approximately 40,000/BBtu
	2017-2022	248BBtu/day	approximately 40,000/BBtu
	2023	247.5BBtu/day	approximately 40,000/BBtu
	2024-2028	49.9BBtu/day	approximately 55,000/BBtu

As at 31 December 2014

		Purchase	Estimated
	Periods	quantities	unit costs (RMB)

A government-related enterprise	2015	2.8 million ton/year	not defined
A government-related enterprise	2015-2039	2.8 million m3/day*	2.92/m3
A government-related enterprise	2015-2023	541 million m3/year*	2.33/m3
	2015-2023	450 million m3/year*	2.92/m3
Other suppliers	2015-2016	244.5BBtu/day	approximately 70,000/BBtu
	2017-2022	248BBtu/day	approximately 70,000/BBtu
	2023	247.5BBtu/day	approximately 70,000/BBtu
	2024-2028	49.9BBtu/day	approximately 90,000/BBtu

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

40	BUSINESS COMBINATIONS

On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC respectively to acquire:

•	91.80% equity interests of Hainan Power from Huaneng Group
•	75% equity interests of Wuhan Power from Huaneng Group
•	53.45% equity interests of Suzhou Thermal Power from Huaneng Group
•	97% equity interests of Dalongtan Hydropower from Huaneng Group
•	100% equity interests of Hualiangting Hydropower from Huaneng Group
•	60% equity interests of Chaohu Power from HIPDC
•	100% equity interests of Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power from HIPDC

These entities are all mainly engaged in power generation and sales business. In early January 2015 the acquisition was completed and since then the Company obtained the control over above mentioned entities. The acquired business contributed consolidated revenue of RMB15,477 million and consolidated net profit of RMB2,581 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2015.

The total consideration is RMB9.647 billion after adjustment of the profits generated from the date of valuation to the acquisition date in accordance with the equity transfer agreements, which has been settled in cash in 2015.

Acquisition Date

Fair value of total identifiable net assets	10,412,147

Non-controlling interests	(1,934,865)
Goodwill	1,169,966

Cash consideration	9,647,248

Less: Bank balances and cash of acquirees	972,686
Less: Restricted cash	(189,637)

Cash and cash equivalents of acquirees	783,049

Add:
Cash paid for payables in relation to business combination of prior period	23,683

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	8,887,882

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above, which mainly included goodwill arising from the acquisition of Hainan Power and Wuhan Power amounting to RMB506 million and RMB518 million respectively.

40	BUSINESS COMBINATIONS (Cont’d)

The assets and liabilities arising from the acquisitions of above entities are as follows:

	Hainan Power		Wuhan Power		Suzhou Thermal Power		Dalongtan Hydropower		Hualiangting Hydropower
		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s
		carrying		carrying		carrying		carrying		carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Bank balances and cash	269,420	269,420	241,796	241,796	25,718	25,718	3,709	3,709	11,470	11,470
Property, plant and equipment	8,198,754	7,347,394	4,723,925	3,929,268	626,551	552,971	303,255	303,255	4,224	4,224
Land use rights	1,328,452	412,525	1,312,397	186,236	81,075	20,104	12,420	12,420	32,707	32,707
Deferred income tax assets	–	109,888	–	3,727	–	2,746	–	–	–	–
Investment in an associate	136,244	136,244	–	–	–	–	–	–	–	–
Available-for-sale financial assets	–	–	–	–	33	33	–	–	105	105
Other non-current assets	26,823	25,180	–	–	373	373	–	–	207	207
Inventories	167,476	167,476	234,750	234,750	25,508	25,508	92	92	359	359
Receivables and other current assets	677,902	677,902	459,640	459,640	37,336	37,336	3,451	3,451	3,090	3,090
Payables and other current liabilities	(586,322)	(586,322)	(480,956)	(480,956)	(95,216)	(95,216)	(9,959)	(9,959)	(32,021)	(32,021)
Salary and welfare payables	(74,801)	(74,801)	(20,336)	(20,336)	(4,270)	(4,270)	–	–	(2,387)	(2,387)
Borrowings	(5,380,813)	(5,380,813)	(2,844,530)	(2,844,530)	(230,000)	(230,000)	(199,187)	(199,187)	(10,000)	(10,000)
Deferred income tax liabilities	(332,344)	–	(476,477)	–	(30,892)	–	–	–	–	–
Other non-current liabilities	(2,700)	(2,700)	(40,037)	(40,037)	(7,176)	(7,176)	(760)	(760)	–	–

Total identifiable net assets	4,428,091	3,101,393	3,110,172	1,669,558	429,040	328,127	113,021	113,021	7,754	7,754

40	BUSINESS COMBINATIONS (Cont’d)

	Chaohu Power		Ruijin Power		Anyuan Power		Jingmen Thermal Power		Yingcheng Thermal Power
		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s		Acquiree’s
		carrying		carrying		carrying		carrying		carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Bank balances and cash	30,210	30,210	53,381	53,381	188,402	188,402	61,508	61,508	87,072	87,072
Property, plant and equipment	3,170,347	2,598,201	2,028,220	1,942,631	3,330,391	3,323,710	2,467,152	2,465,509	1,609,179	1,609,642
Land use rights	4,603	3,344	52,269	53,909	89,264	89,264	6,615	6,784	76,638	71,950
Other non-current assets	230	230	294	294	83,030	83,030	88	88	–	–
Inventories	131,697	131,697	115,013	115,013	1,984	1,984	30,529	30,529	–	–
Receivables and other current assets	252,004	252,004	184,600	184,600	29,401	29,401	102,822	102,822	1,105	1,105
Payables and other current liabilities	(275,897)	(275,897)	(161,977)	(161,977)	(700,972)	(700,972)	(379,138)	(379,138)	(346,586)	(346,586)
Salary and welfare payables	(916)	(916)	(1,596)	(1,596)	(56,984)	(56,984)	(868)	(868)	–	–
Borrowings	(1,690,220)	(1,690,220)	(1,868,750)	(1,868,750)	(3,082,500)	(3,082,500)	(1,886,834)	(1,886,834)	(1,162,000)	(1,162,000)
Deferred income tax liabilities	(143,351)	–	(20,987)	–	(1,670)	–	(369)	–	(1,057)	–
Other non-current liabilities	(932)	(932)	(110)	(110)	(25,288)	(25,288)	–	–	(54,977)	(54,977)

Total identifiable net assets/(liabilities)	1,477,775	1,047,721	380,357	317,395	(144,942)	(149,953)	401,505	400,400	209,374	206,206

41	NON-CONTROLLING INTERESTS

The following table summarizes the information relating to each of the Company and subsidiaries that have material non controlling interests (“NCI”):

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2015

Non-current assets	11,739,361	5,193,038	4,154,105	4,934,579	5,746,576	5,297,441	3,924,128	2,699,074
Current assets	1,511,345	1,203,956	943,954	464,234	733,084	752,111	461,184	455,209
Non-current liabilities	(3,313,836)	(137,657)	(300,428)	(117,412)	(2,310,221)	(1,314,199)	(1,379,640)	(243,675)
Current liabilities	(5,310,585)	(1,090,231)	(1,674,490)	(1,984,600)	(1,584,917)	(2,173,454)	(1,096,885)	(800,584)
Net assets	4,626,285	5,169,106	3,123,141	3,296,801	2,584,522	2,561,899	1,908,787	2,110,024
Carrying amount of NCI	1,864,430	3,036,024	1,228,238	1,318,720	1,033,831	1,150,830	954,394	948,615	6,016,659	17,551,741

Revenue	6,078,743	5,675,930	3,313,706	3,941,344	3,785,240	3,045,746	2,115,996	1,999,749
Net profit	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Total comprehensive income	1,196,791	1,308,936	486,578	1,019,397	857,881	452,894	459,330	319,976
Profit allocated to NCI	478,716	772,272	194,631	407,759	343,153	203,802	229,665	143,989	833,187	3,607,174
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	(96)	(96)

Cash flow from operating activities	2,541,580	1,488,085	932,367	1,513,744	1,338,323	1,016,136	834,278	571,512
Cash flow from investment activities	(33,499)	(574,149)	(151,647)	(235,657)	(103,779)	538,740	(26,301)	(14,100)
Cash flow from financing activities	(2,328,362)	(880,545)	(758,054)	(1,278,814)	(1,287,469)	(1,571,651)	(853,459)	(580,094)
Net increase/(decrease) in cash and cash equivalents	179,719	36,511	22,666	(727)	(52,925)	(16,775)	(45,482)	(22,599)
Dividends paid to NCI	697,436	362,958	220,000	83,320	373,143	135,000	270,000	183,055

41	NON-CONTROLLING INTERESTS (Cont’d)

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

31 December 2014

Non-current assets	12,468,950	4,861,762	4,491,788	5,016,286	6,053,110	5,481,010	4,184,272	2,753,641
Current assets	1,671,490	1,348,041	967,057	643,829	681,848	1,675,476	479,770	635,546
Non-current liabilities	(4,033,498)	(505,544)	(337,330)	(291,886)	(3,336,497)	(1,512,909)	(1,708,800)	(290,710)
Current liabilities	(4,832,978)	(1,161,981)	(2,184,952)	(2,198,983)	(1,054,216)	(3,234,572)	(1,154,784)	(901,641)
Net assets	5,273,964	4,542,278	2,936,563	3,169,246	2,344,245	2,409,005	1,800,458	2,196,836
Carrying amount of NCI	2,088,919	2,570,827	1,153,607	1,267,699	937,720	1,082,027	900,229	987,681	3,664,506	14,653,215

Revenue	7,202,737	5,522,496	3,790,158	4,462,576	4,603,881	3,414,762	2,212,549	2,469,628
Net profit	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Total comprehensive income	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Profit allocated to NCI	459,283	747,663	123,114	396,374	230,124	171,747	207,909	204,751	264,090	2,805,055
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	(313)	(313)

Cash flow from operating activities	2,086,088	1,544,626	838,484	1,522,446	1,278,901	939,572	740,734	667,560
Cash flow from investment activities	(1,150,754)	(680,480)	(224,873)	(254,105)	(248,702)	(845,313)	(157,852)	(170,819)
Cash flow from financing activities	(931,763)	(920,279)	(602,121)	(1,271,787)	(1,108,039)	(111,758)	(508,833)	(498,704)
Net increase/(decrease) in cash and cash equivalents	3,571	(56,133)	11,490	(3,446)	(77,840)	(17,499)	74,049	(1,963)
Dividends paid to NCI	–	155,911	100,000	200,011	210,169	141,683	200,000	99,972

42	PENDING ARBITRATION

In April 2015, a subsidiary’s construction contractor filed for an arbitration, demanding a compensation of RMB83.46 million, inclusive of interests from the subsidiary. As the arbitration is ongoing, the amount of settlement cannot be estimated reliably. No provision has been recognized as at 31 December 2015.

43	SUBSEQUENT EVENTS

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 23.

(b)
The Company issued super short-term bonds with a face value of RMB2 billion bearing annual interest rate of 2.59% in March 2016, such bonds are denominated in RMB and mature in 270 days with a par value of RMB100.

The Company issued super short-term bonds with a face value of RMB2 billion bearing annual interest rate of 2.48% in March 2016, such bonds are denominated in RMB and mature in 270 days with a par value of RMB100.

44	STATEMENT OF FINANCIAL POSITION

	As at 31 December
	2015	2014

ASSETS

Non-current assets
Property, plant and equipment	58,657,433	60,533,325
Investments in associates and joint ventures	14,581,327	13,880,457
Investments in subsidiaries	53,809,236	41,411,404
Loans to subsidiaries	14,216,620	3,483,030
Available-for-sale financial assets	5,065,612	4,321,264
Land use rights	1,383,007	1,420,151
Deferred income tax assets	–	120,531
Goodwill	106,854	106,854
Other non-current assets	268,116	404,730

Total non-current assets	148,088,205	125,681,746

44	STATEMENT OF FINANCIAL POSITION (Cont’d)

	As at 31 December
	2015	2014

ASSETS (Continued)

Current assets
Inventories	1,637,837	2,569,510
Other receivables and assets	3,327,537	3,837,592
Accounts receivable	5,240,288	5,714,573
Loans to subsidiaries	15,057,190	24,090,704
Bank balances and cash	2,273,464	8,383,375

Total current assets	27,536,316	44,595,754

Total assets	175,624,521	170,277,500

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	15,200,383	14,420,383
Capital surplus	25,049,447	20,572,842
Surplus reserves	8,140,030	7,196,349
Retained earnings	27,249,300	21,257,392

Total equity	75,639,160	63,446,966
	-----------------------------–	–-----------------------------–
Non-current liabilities
Long-term loans	10,254,177	14,286,321
Long-term bonds	11,261,322	22,725,535
Deferred income tax liabilities	116,708	–
Derivative financial liabilities	80,457	99,164
Other non-current liabilities	940,389	854,475

Total non-current liabilities	22,653,053	37,965,495

44	STATEMENT OF FINANCIAL POSITION (Cont’d)

	As at 31 December
	2015	2014

EQUITY AND LIABILITIES (Continued)

Current liabilities
Accounts payable and other liabilities	6,993,603	10,653,529
Taxes payables	576,202	570,459
Salary and welfare payables	89,226	72,885
Short-term bonds	19,347,706	18,244,806
Short-term loans	34,890,000	31,110,000
Current portion of long-term loans	3,954,910	3,192,600
Current portion of long-term bonds	11,480,661	5,020,760

Total current liabilities	77,332,308	68,865,039
	–-----------------------------–	–-----------------------------–
Total liabilities	99,985,361	106,830,534

Total equity and liabilities	175,624,521	170,277,500

These financial statements were approved for issue by the Board of Directors on 22 March 2016 and were signed on its behalf.

Liu Guoyue	Fan Xiaxia
Director	Director

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated profit attributable to equity holders of the Company		Total equity attributable to equity holders of the Company

	For the year ended		As at 31 December
	2015	2014 (Restated)	2015	2014 (Restated)

Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP	13,786,050	12,182,589	79,408,970	74,992,915

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	273,157	261,471	(23,511)	(296,668)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(940)	(138,523)	(137,583)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,016)	(27,016)	236,501	263,517
Differences in accounting treatment on business combinations under common control and depreciation and amortization of assets acquired in business combinations under common control (d)	(527,153)	(2,055,664)	5,521,828	(5,775,291)
Others	(145,125)	6,150	(220,738)	(45,233)
Applicable deferred income tax impact of the GAAP differences above (e)	136,507	18,842	378,274	312,440
Profit/Equity attributable to non-controlling interests on the adjustments above	156,453	371,885	(1,020,853)	815,394

Profit/Equity attributable to equity holders of the Company under IFRS	13,651,933	10,757,317	84,141,948	70,129,491

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively. The current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control and depreciation and amortization under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:     April 19, 2016